UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2013**

ANNUAL INTEGRATED REPORT

2013



VISION, MISSION AND VALUES

OUR VISION

TO BE THE LEADING MINING COMPANY

OUR MISSION







EXPLORING
MINING
GOLD
MARKETING

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR **VALUES**

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment – to care.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

ANNUAL INTEGRATED REPORT

- CEO's review
- Financial and operating performance and outlook
- Leadership and governance
- Understanding and mitigating risks


ANNUAL
INTEGRATED
REPORT
2013

YOU ARE HERE

ANNUAL SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Panel feedback


ANNUAL
SUSTAINABILITY
REPORT
2013

ANNUAL FINANCIAL STATEMENTS

- Corporate governance
- Directors' report
- Remuneration report
- Financial statements – group and company


ANNUAL
FINANCIAL
STATEMENTS
2013

MINERAL RESOURCE AND ORE RESERVE REPORT

- Measured, Indicated and Inferred Mineral Resource*
- Proved and Probable Ore Reserve*

* *By group, region, country and operation*


MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013

NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIAL INFORMATION

- Notice of annual general meeting – timing and resolutions to be voted on
- Summarised financial information


NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
2013

GUIDE TO REPORTING

AngloGold Ashanti Limited (AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. This Annual Integrated Report for the 2013 financial year should be read in conjunction with our Notice of Meeting and Summarised Financial Information 2013, which has been posted to shareholders, our Annual Sustainability Report 2013 and our Annual Financial Statements 2013.

Other reports available for the financial year are the Mineral Resource and Ore Reserve Report 2013, operational profiles and country fact sheets. These reports are all available on our annual report portal at www.aga-reports.com.

FOR NOTING:

The following key parameters should be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated.
- The average workforce, including employees and contractors, is reported for AngloGold Ashanti, its subsidiaries and its joint ventures. The joint ventures are reported on an attributable basis.
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- Locations on maps are for indication purposes only.
- Group and company are used interchangeably.
- 'Statement of financial position' and 'balance sheet' are used interchangeably.

THE 2013 SUITE OF REPORTS

AngloGold Ashanti's entire suite of annual reports for 2013 is available at the corporate reporting website, www.aga-reports.com.

THE 2013
SUITE OF REPORTS INCLUDES:

ANNUAL INTEGRATED REPORT 2013

- The primary reporting document in the suite, is a group-level report aimed principally at the providers of capital and has been produced in line with the King Report on Corporate Governance 2009 (King III) and the Johannesburg Stock Exchange's (JSE's) listing requirements. Local and international recommendations on integrated reporting were taken into account in the development of the content of this report. This report presents a holistic view of the company, from financial, operational and non-financial perspectives.

ANNUAL SUSTAINABILITY REPORT 2013

- Focuses on those issues which have been determined to be the most material to AngloGold Ashanti and its stakeholders. It is aimed at the company's broader group of stakeholders. This report provides insight into the company's approach to sustainability and its related objectives, strategy and performance.

MINERAL RESOURCE AND ORE RESERVE REPORT 2013

- Documents and details the group's Mineral Resource and Mineral Reserve in accordance with the JORC and SAMREC codes. This report is compiled by, or prepared under the supervision of, and reviewed and signed off by the Competent Persons as defined by these codes.

ANNUAL FINANCIAL STATEMENTS 2013

- Presents the statutory and regulatory information that must be published in terms of the company's stock exchange listings. The financial statements are prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008, as amended (the Companies Act); and the JSE's listings requirements. This report is submitted to the various exchanges on which AngloGold Ashanti is listed and is available electronically at ww.aga-reports.com.

OPERATIONAL PROFILES 2013

- Provide detailed information on operational, financial and sustainability aspects of each of AngloGold Ashanti's operations. These will be available electronically on our report website.

NOTICE OF ANNUAL MEETING AND SUMMARISED FINANCIAL INFORMATION 2013

- Is produced to present to shareholders the information required to enable them to make informed decisions regarding the resolutions to be voted on at the company's annual general meeting for shareholders. Details regarding the resolutions to be voted on at the annual shareholder meeting are also provided. This document is distributed to all AngloGold Ashanti shareholders.

In compliance with the rules governing its listing on the New York Stock Exchange (NYSE), AngloGold Ashanti prepares a report on Form 20-F which is filed annually with the United States' Securities and Exchange Commission (SEC). The full suite of 2013 reports is also furnished to the SEC on Form 6-K.

In addition, the Annual Integrated Report 2013 and the Annual Sustainability Report 2013 are available as online reports at www.aga-reports.com. The remaining reports are also available electronically at the same address. Printed copies of these reports are available on request.



Our primary platform for reporting is our online report at www.aga-reports.com

GOLD MINING PROCESS

INPUTS

To conduct our business and produce gold, certain inputs such as ore-bearing resources, people and machinery are required. We invest in skills enhancement, technology development and application, and in prospecting for and developing our mineral resources and ore reserves, to ensure the economic viability and sustainability of our business.



FINDING AND ASSESSING THE OREBODY

Exploration

Prospective gold deposit targets are identified and exploration is undertaken. Worthwhile discoveries undergo intensive evaluation.



ACCESSING THE OREBODY

• **Underground:**
Vertical shafts and decline ramps are sunk into the ground to transport people and equipment to and from deep-level orebodies (many are more than 1,000m below surface) and to bring the ore mined to surface.
• **Open pit:**
Near-surface orebodies are accessed by "stripping" overlying material.



EXTRACTING THE ORE

• **Underground:**
Rock is drilled and blasted and the broken ore and waste rock brought to surface.
• **Open pit:**
Drilling and blasting is done before ore is excavated.

WE PRODUCE

Our primary product is gold, from which 96% of our revenue was generated in 2013. By-products include silver, uranium and sulphuric acid, depending on geology.

Gold	4.1Moz
Silver	3.3Moz
Uranium	1.4Mlb
Sulphuric acid	191t



REHABILITATION AND CLOSURE

This is integral to mine planning and development, from the start of exploration to the end of mining activity. Closure planning, which takes into account community livelihoods and land rehabilitation, continues throughout the life of an operation.

" Overarching this business model is our sustainability strategy which has as its primary aim zero harm – to people and the environment. "

IMPACTS

In conducting its business, AngloGold Ashanti has an impact on the environment.

Safety – all injury frequency rate per million hours worked	7.33
Discounted cost of future rehabilitation [1]	$728.4m
GHG emissions	4.5Mt CO_2e

[1] *Total cost of decommissioning and restoration obligations include closure obligations where required by law – see page 34.*

People	66,434	Exploration and evaluation costs	$255.1m	Water used	64.8ML
Training and development	$60.4m	Capital expenditure (includes equity-accounted investments)	$2.0bn	Energy used	32.7PJ
Cash operating costs	$3.3bn				



TRANSPORTING THE ORE

• Underground:
Ore is brought to surface both by horizontal and vertical transport systems and then transported by rail, truck or conveyor to processing facilities.

• Open pit and surface stockpiles:
Ore is transported on haul trucks.



PROCESSING

Gold ore is processed and smelted into doré (unrefined gold bars) at our operations and dispatched to various metal refineries, including our Queiroz refinery in Brazil and Rand Refinery in South Africa.

RETREATMENT

Surface Operations in South Africa retreat tailings, a waste product of processing, for residual gold and uranium



END USE

Gold is sold to international bullion banks or to jewellery fabrication industries.



REFINING

Gold is refined to a purity of at least 99.5%, in accordance with the accepted standards of 'good delivery'.

" During 2013, AngloGold Ashanti treated 97.1Mt of atttibutable ore to obtain 4.1Moz of gold. "

OUTCOMES

Revenue	$5.7bn	Paid in wages and salaries	$1.6bn
Loss attributable to equity shareholders	$2.2bn [2]	Payments to government	$839.8m
Dividends paid	$39.8m	Community investment	$23.0m
Loss per share	568 US cents		

[2]   Includes post-tax impairments of goodwill; tangible assets; intangible assets; investments; and inventory write-downs of $2.5bn.

CONTENTS









ANNUAL INTEGRATED REPORT **2013**

ONE OF THE
WORLD'S
FOREMOST
GOLD MINING AND EXPLORATION COMPANIES







SECTION ONE
INTRODUCTION
P8-15

This section describes our approach to reporting, including the scope and boundary of this report. It also includes a letter from the Chairman, and a review of the year by our CEO.



SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

SCOPE AND BOUNDARY OF THIS REPORT

AngloGold Ashanti's Annual Integrated Report 2013 is for the period from 1 January 2013 to 31 December 2013. This report is aimed primarily at the providers of financial capital. Stakeholders are also referred to the Annual Sustainability Report 2013 for additional information.

This Annual Integrated Report forms part of a comprehensive suite of reports. For ease of use, a detailed guide to using our reports may be found at the back of this report. An interactive online guide is to be found at www.aga-reports.com.

COMPILATION OF THIS REPORT

This report has been produced in line with the recommendations of the South African King Code on Corporate Governance 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the home of our primary listing.

We have sought to adopt the guiding principles and content elements advocated by the International Integrated Reporting Council and have adapted these to meet our specific operating and business circumstances. Accordingly, this report seeks to provide a holistic view of our business – now and in the future – covering operational, financial and non-financial information. We have identified and engaged with a diverse range of stakeholders during the year, and their input has shaped the content of this report.

We have also taken cognisance of those issues that we believe are most important to the group's future sustainability. These issues were identified by means of a combined assurance process and by taking into account the views expressed by stakeholders.

As this is a group-level report, operational targets and performance are discussed at a regional rather than operational level, although some operational detail is provided where this is appropriate. For performance by operation, readers are referred to the Operational Profiles 2013, which will be available on our report website, www.aga-reports.com.

Our reports cover all operations and entities in which the group has a controlling interest and which are under our management. Information relating to joint ventures and other interests is provided for context and where this is deemed to be material.

Underpinning this report is the discussion of risks and material issues. For a detailed discussion of AngloGold Ashanti's material issues during this reporting period, please refer to the Annual Sustainability Report 2013.

INTEGRATED REPORTING, APPROVALS AND ASSURANCE

AngloGold Ashanti is committed to the progressive implementation of integrated reporting at all levels of our business. This reporting reflects a holistic account of our business – both financial and non-financial objectives and our performance against them – and describes our vision for the future. Under the guidance of the Audit and Corporate Governance Committee (Audit Committee), the adoption of a combined assurance model was progressed during the year with the aim of providing a co-ordinated approach to all assurance activities. However, technical assurance under the combined assurance approach was suspended for the last six months of 2013. The combined assurance model facilitates group-wide integration and leveraging of the various control, governance and assurance processes. Its introduction has brought a new dimension to assurance within the group through the value derived from integrated assurance teams.

Certain operations within AngloGold Ashanti were subjected to risk-based, integrated, technical or commercial combined assurance reviews. The outcome of these reviews provided reasonable assurance to allow the board, on the recommendation of the Audit Committee, to determine the effectiveness of the group's system of internal controls over financial reporting.

Following the recommendation of the Audit Committee, AngloGold Ashanti's suite of 2013 annual reports for the year ended 31 December 2013, including the Annual Financial Statements 2013, were reviewed and approved by the board of directors on 18 March 2014.

In accordance with the Companies Act, the Annual Financial Statements 2013 were audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report may be found on page 76 of the Annual Financial Statements 2013. Certain sustainability information in our reports has been assured by Ernst & Young Inc., whose combined reasonable and limited assurance statement may be found at www.aga-reports.com/13/ir/assurance.

CHAIRMAN'S LETTER

TO ALL SHAREHOLDERS,

The year 2013 was, for AngloGold Ashanti, a demanding period occasioned by significant change. The sharp decline in the gold price, the first since 2001, along with rising real prices of important inputs, hampered our efforts to recover from the unprotected strikes which affected our South African operations toward the end of the previous year.

The average gold price received for 2013 was 21% below the 2012 average. Whether this represented the beginning of a new bear market for gold or a correction that would be followed by the resumption of an upward trend depends on one's view of US and global economic prospects and events, and the expectations and actions of global buyers.

This was the challenging environment in which our new Chief Executive Officer, Srinivasan Venkatakrishnan (better known as Venkat), and the executive team found themselves and they had little time to spare in formulating a response. The company's leadership took urgent steps to restructure the organisation to enable it to survive and prosper at a gold price some way below that on which previous strategies had been based.

This gave rise to two initiatives, firstly, Project 500, a programme to sustainably remove $500m in operating costs over a period of 18 months and, secondly, a separate initiative to reduce corporate and exploration costs and optimise capital expenditure. Achieving these goals required a reduction of approximately 40% in the staff complement at corporate, regional and country offices. While absolutely necessary, this was a difficult and painful process.

An important challenge for management in the year ahead will be to restore morale that may have been negatively affected by the company-wide rationalisation, while re-engineering work systems to optimise efficiencies. In taking on this challenge, AngloGold Ashanti will ensure that its responsibilities as a good corporate citizen to all stakeholders and the physical environment are not compromised.

Sadly, eight of our colleagues lost their lives in accidents on our mines in 2013. I would like to convey our heartfelt condolences to the families, friends, communities and colleagues of Zithulele Makhayakuda, Palmer Nyathi, Mashalane Chaole, Mandisile Weduwedu, Mabhedane Mahlalela and Edwin Makhari of the South African operations and Kwame Mensah and Richard Aidoo in Ghana.

Putting safety first continues to be the number one priority of management and employees and we are determined not to rest until this policy achieves our objective of zero harm to our workforce. Our overall safety performance in relation to the broad all injury measure improved over previous years, while our fatal injury frequency rate was at a record low at the end of 2013, putting us a step closer to meeting our ultimate goal.

In 2013, the gold sector entered into biennial wage negotiations. Gold mining companies co-operated well under the auspices of the Chamber of Mines and agreement was reached after a three-day strike at our Vaal River operations and various other gold mining companies. In this regard, I must express appreciation that the National Union of Mineworkers (NUM), Solidarity and the United Association of South Africa (UASA) adhered to the spirit and intent of collective bargaining. In the same vein, I welcome the participation in the negotiations for the first time by the Association of Mineworkers and Construction Union (AMCU), although they are yet to sign the agreement.

Overall, we can be pleased at the outcome in these complex circumstances. After enduring a difficult period, the institutionalised system of centralised collective bargaining, which has served the industry well for almost three decades, was effectively applied during 2013.

In relation to capital projects, I am happy to report that construction of two new operations, Tropicana in Australia and Kibali in the Democratic Republic of the Congo (DRC), was completed at below cost. Both poured their first gold in the fourth quarter of 2013, ahead of schedule. These high-margin operations, which together are expected to produce between 550,000oz and 600,000oz for our account in 2014, will make a significant contribution to cash flow. In addition, the diminishing need for capital expenditure in relation to these projects will also have a beneficial impact on cash flow.

In early 2014, the company was in the final stages of completing the sale of its Navachab mine in Namibia. While it is difficult to sell assets in a bear market, the perseverance of our team, along with the recognition by the buyer of the underlying value of this asset in its portfolio, made the sale possible at a price that satisfied both parties. I commend the team on a job well done.

AngloGold Ashanti also continues to work toward realising the potential of a challenging but promising operation at Obuasi, which has a history of more than a century, in Ghana. The company remains of the view that, with strong focus and intent, this operation can be successfully turned around. The project to access higher-grade areas via a newly constructed ramp and the introduction of mechanised mining continues, with a tight rein being kept on capital costs. We will continue to review all options available to us in relation to this operation, taking into account the interests of all stakeholders.

As I mentioned earlier, to support Project 500 in achieving its target of major operational cost reduction, it was necessary to reconsider our exploration activities in more than a dozen jurisdictions and to maintain a focus on the most prospective locations in Colombia, Australia and Guinea. Each of these locations offers encouraging prospects for AngloGold Ashanti.

As we have previously noted, Colombia in particular has the potential to become a world-class gold mining region, both in terms of the magnitude of business potential and of the potential benefits for communities and the country as a whole. We do, however, face many challenges. For example, many citizens fear that commercial-scale mining will threaten scarce water resources. The challenge to AngloGold Ashanti is to offer credible reassurance that that will not be the case and to support that with actions that lend credence to these reassurances.

The executive also continues to focus its attention on sustainability, safety and security issues at our global operations and on efforts to improve relationships with surrounding communities. Sadly, there was an increase in the deaths of artisanal miners carrying out illegal work on our concession at Geita in Tanzania, while the theft of goods such as fuel has become an increasing challenge. We continue to work closely with the relevant authorities to help secure our mining properties in order to prevent access by illegal miners, which exposes them to a range of hazards to be found on an active, large-scale mine site.

An intensive investigation into the challenges in Tanzania has been followed by the implementation of a comprehensive set of programmes which, we hope, will bring positive results. One such project of which we are particularly proud is the construction of a water pipeline from nearby Lake Victoria, which should positively change the lives of the people of Geita village.

In South Africa, the work of the AngloGold Ashanti Technology Innovation Consortium (ATIC) has progressed. During 2013, a test site established at TauTona has experimented with reef boring and the application of ultra-high strength backfill. Results to date have been encouraging. A successful outcome will open up the potential for more efficient, deeper and safer mining that would change the face of gold mining – and other deep-level mining – in South Africa.

With respect to the board structure, I would like to welcome to the board Richard Duffy, who was appointed Chief Financial Officer in May 2013. Richard has had a long and distinguished career within the company and I wish him all the best in this new role. I thank Tony O'Neill for his stint, albeit a brief one, on the board during which he served as acting joint interim Chief Executive Officer before his departure.

I began this letter by referring to the severe challenges the company faced at the time of Venkat's accession to the position, first as acting joint interim Chief Executive Officer, then to his permanent appointment in May. It would be remiss of me not to acknowledge the extraordinary job he has done in these circumstances in leading his executive team and the rest of the company to a position where the future is again filled with promise.

On 17 February 2014, Mr. Tito Mboweni informed the board that, given his increasing portfolio of professional commitments, he would not stand for re-election as a non-executive director. At the same time, he opted to stand down as Chairman. I would like to join the board in wishing him well in his future endeavours and thanking him for his service over the past four years. His guidance, together with that of the board, has been invaluable, particularly in navigating a time of intensive restructuring and refocus – needed in response to the sharp drop in the gold price – and in helping to facilitate the smooth transition in executive leadership in early 2013.

In a show of trust and confidence in me, I was unanimously elected by the board as Mr. Mboweni's replacement. It is an honour and a privilege for me to represent AngloGold Ashanti's shareholders in this capacity and to work with a group of experienced and accomplished fellow directors and with a seasoned executive team in their quest to safely and sustainably generate growth in free cash flow as we continue to lift the company's performance. I give my assurance that the board and the management team will continue to look at new and better ways to improve the company's value proposition for investors, in line with the commitment to enhance shareholder value.

I cannot complete this letter without paying my and the company's respects to the departed former South African President, Nelson Rolihlahla Mandela. South Africa and her people are forever grateful for the service and moral leadership he gave to our country and, indeed, to the world.

Sipho M Pityana
Chairman
18 March 2014

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

CEO'S REVIEW

FELLOW SHAREHOLDERS,

The year under review was one in which we had to overcome significant challenges within a short space of time in order to successfully reposition the company. In 2013 we were faced with a gold price that, in an unprecedented manner, slumped by more than 25% in two stages, materially slashing our anticipated revenue.

At the start of that year, a weak outlook for the gold price had made it an imperative to address a cost base that had grown in the preceding years as we built internal capacity in anticipation of an expanded production profile and as a result, we had initiated some plans to address our total costs. However, the sheer speed and size of the first gold price collapse, which occurred in mid-April when the price dropped from about $1,560/oz to $1,370/oz almost overnight, not only led us to modify what was being planned as a general cost cutting exercise into a full blown business restructuring, but also significantly increased the urgency we placed on making the necessary changes happen.

While doing this we had also to ensure that we did not compromise the building of our two new mines, Tropicana and Kibali, that was underway nor take any opportunistic short-term gains that could come back to haunt us in the medium to long term.

We set about restructuring the leadership team and re-designing the organisation to streamline corporate roles and regional structures and to find unprofitable ounces that could sensibly be stripped from the production profile. We were also aware that market conditions were becoming less conducive to raising capital, which was troubling, given that we had a $732.5m convertible bond that was due for redemption in May 2014. The uncertainty over its refinancing cast a pall over our balance sheet and was undoubtedly a drag on the share price.

While there was a need to restructure the business to reflect the new gold price environment, this need also created an opportunity. As a CEO with a financial background taking over in a declining gold-price environment, I wanted a lean structure with exceptional leaders who had extensive resource industry experience managing the operating and planning processes of the business.

We achieved this by bringing our four operating regions under the management of two Chief Operating Officers. We then ensured the operations were provided firstly with technical and project support through another experienced resource industry

> " *We set about restructuring the leadership team and re-designing the organisation to streamline corporate roles and regional structures and to find unprofitable ounces that could sensibly be stripped from the production profile.* "

operator in the role of Executive Vice President: Planning and Technical and secondly by a seasoned group of executives at corporate level covering finance, strategy, legal, sustainability, human resources and government relations. The team is cohesive and highly motivated and acquitted itself admirably in what was perhaps one of the toughest years that we can recall in the company's history.

While we were hard at work revising business plans to deal with the new gold price, the market suffered another swift collapse, this time in June, when the gold price dropped from around $1,400/oz to below $1,200/oz in less than a week. With the prospect of an end to the US Federal Reserve's policy of quantitative easing and the looming spectre of rising interest rates, gold had become a casualty of the capital flight from the so-called 'risk assets' that had been in vogue in the preceding years.

With the new executive structure in place, the team developed a simple, singular focus strategic objective for the organisation – to generate a sustainable free cash flow and returns while keeping our long-term optionality intact at a reasonable cost. This strategic objective was to be supported by focusing on:

- the foundation of the business – people, safety and sustainability;
- ensuring our financial flexibility to weather the gold price storm;
- optimising all areas of costs – direct operating costs, overhead costs, non-mine site exploration expenditure and capital expenditure;

- improving the quality of our portfolio by bringing on stream our two new projects and removing marginal production from the mix; and

- preserving the long term optionality within the portfolio, in order to ensure that the cash generation remains sustainable.

A cornerstone of this approach was to commit fully to a more conservative planning regime that would assume a gold price of $1,100/oz for 2014 in order to ready our operations to withstand further gold price shocks. This was particularly notable given that, toward the end of 2012, we had run our 2013 business plans at $1,650/oz.

As we set about repositioning the business, the priority was to ensure that amid the volatility and uncertainty of a free-falling gold price, we protected our most important value drivers – the people who work in the business and the communities that host us.

Sustainability is a key driver for each of us in this team. That is to say, that safety, critical environmental stewardship projects and improving relationship with our host communities remain priorities. We are clear that there remains much for us to do in order to achieve our goal of zero harm but it is a point of pride that we recorded major improvements in safety – across all metrics – in 2013, more than halving the number of fatalities and greatly improving injury rates, while making a quantum leap in our environmental performance. In fact, in 2013, 80% of our operations set safety records with the company reporting its lowest ever number of environmental incidents.

We also focused on the balance sheet to ensure the flexibility of the business. In July, we successfully issued a seven-year bond, with an aggregate value of $1.25bn and bearing an interest rate of 8.5%. These funds allowed us to repay the May 2014 convertible bond earlier than anticipated and to set aside the surplus cash as a buffer against the extreme gold price volatility and weakness we had experienced.

The bond coupon, higher than previous issues, reflected deteriorating investor sentiment toward emerging markets, the prevailing uncertainty over the trajectory of the gold price, scepticism over our ability to realise significant cost savings, continuing labour uncertainty in South Africa and a question mark over our ability to bring two new mines into production on time and on budget. That we were able to raise this quantum of funding, despite the uncertainty, signalled confidence we could correct course and chart a plan to generate sustainable free cash flow. To allay any lingering fears that we could breach our banking covenant of 3 times net debt to EBITDA, we

successfully petitioned our banking syndicate to temporarily relax that limit to 4.5 times for two testing periods.

I am happy to say that the confidence of our lenders in our abilities was well-founded and is reflected in an improved set of cost and operating results for the full year. Together, these events helped ease market concerns and set the stage – together with the other improvements effected in the business – for a re-rating in our valuation toward the end of the year.

With safety and the balance sheet receiving the requisite attention, we continued to focus on operational improvements, optimising overhead and operating costs and also ensuring capital expenditure appropriate for the new environment. The company was well structured for significant growth when, because of the changed gold market, contraction and cost containment was critical. So the next order of business was to optimise overhead and operating costs, as well as capital expenditure to fit within this new environment but not strangle our opportunities for future growth.

Detailed organisation plans were drawn up to look in detail at the cost and functional output of every role in our global corporate structure with the aim of eliminating duplication and unnecessary spending. This was a difficult but essential process that saw us part company with hundreds of our colleagues, as well as scores of contractors and consultants, while clamping down on all manner of avoidable spending. All told, with some 40% of corporate roles removed, along with the associated expenses, we have reduced our corporate cost from $291m in 2012, to $201m in 2013 and are projecting expenditure of $120m to $140m in 2014. The rationalisation of the corporate cost structure was critical if we were to demand from our operators – as we did – that they spare no effort in reducing costs at mine and country levels.

Similarly, it was clear that the $460m we expensed on the global exploration programme and feasibility studies in 2012 was untenable in the new gold price environment. With gold trading so much lower, the business simply was not capable of generating sufficient cash to fund this sort of speculative effort and the market was not ascribing any value to it, regardless of the fact that AngloGold Ashanti had one of the best performing prospecting programmes in the gold industry for the past several years.

We targeted the newer "greenfield" exploration for rationalisation, with the view to focusing on those areas related to established projects where we believed we could get the 'best bang for our buck'. These included Australia's highly prospective Tropicana belt, the areas surrounding our Siguiri mine in Guinea and the

Kibali mine in the Democratic Republic of the Congo (DRC) and our most promising tenements in Colombia. In addition, the initial success we have seen, coupled with the vital need to develop better extraction methods, led us to continue the work to develop new reef boring technology that could enable us to safely exploit the considerable unmined gold endowments in South Africa. The aforementioned actions ensured that while we cut the combined exploration and technology expenses to $296m in 2013 and forecast a further drop to between $150m and $175m in 2014, we maintained the long-term optionality crucial to the future of the business.

While exploration and corporate costs were coming under the microscope, we began the process of realising about $500m in cost and efficiency improvements from our direct operating cost base over a period of 18 months. This was also a painstaking process that required a multi-disciplinary team of in-house experts to scour our portfolio for opportunities and then work with site general managers to ensure that these opportunities were properly defined, owned, planned and project managed. This level of detail was crucial to ensuring that the gains could be locked into our planning and budget processes.

We ended the year ahead of schedule, having realised about 25% of our total target given the speed of our intervention. We recognise it gets harder as the target is approached but the success and commitment to date gives us confidence that the balance can be achieved by the end of 2014. Needless to say, we are already looking beyond this project to a range of initiatives to further optimise our cost base. These improvements are reflected in our unit cash costs, which dropped from a strike-affected $862/oz (pre-implemention of IFRIC 20) in 2012 to $830/oz in 2013 and are anticipated to fall to between $740/oz and $790/oz in 2014.

With the cost trajectory heading in the right direction, it was also clear that we needed to improve the overall quality of our asset portfolio. Our new Tropicana and Kibali mines were successfully brought into production in September ahead of schedule and within budget, while our expanded US asset at Cripple Creek & Victor was on track and was midway through its expansion at the end of the year.

Randgold Resources, our partner at Kibali, did a laudable job in meeting deadlines in the DRC and our world-class team in Australia was magnificent in completing a textbook project at Tropicana, our first new mine outside of South Africa in almost two decades.

The new blood in the portfolio was complemented by the disposal and closure of older, higher cost assets. Early in 2013, we announced the closure of Yatela in Mali and we also commenced the process of selling our Navachab mine in Namibia. An agreement was reached in February 2014 to sell,



" We will continue to evaluate our portfolio in a strategic and dispassionate way and we will focus on production that is profitable and carries a respectable margin. "

subject to certain conditions, the latter to private equity firm QKR Corporation, based on an enterprise valuation of $110m, plus a future royalty stream.

The continued improvement of performance at our Obuasi mine in Ghana, continues to receive the close attention of management. This is a large, high-grade deposit with significant potential, but has been a perennial underperformer given a range of legacy sustainability and operating issues that have created a drag on performance in recent years. Development of a ramp decline from surface to higher-grade underground mining areas started in 2013 and continues to advance in tandem with a series of safety, environment and community projects. The aim of the ramp decline is to allow development of the appropriate infrastructure to mechanise operations and de-bottleneck the mine, currently constrained by an outmoded, labour intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure. We continue to review all options for this asset, including the best way bring the project to completion and to ensure Obuasi's long-term viability.

Turning to longer-term optionality in the overall business, our reef-boring technology, which I mentioned earlier as a project we will continue to fund, made very good inroads in South Africa at the test site at TauTona. The long-term objective here remains to safely extract all of the gold, only the gold, all of the time, by boring out the ultra-high grade reef and leaving behind the waste. We successfully reduced the boring time, improved our backfill capability, adapted drills to meet specific reef requirements and extracted some 40kg of high-grade, gold-bearing reef safely from 18 holes. During 2014, production sites are to be set up at four of our South African mines.

Elsewhere within our portfolio, our exploration efforts were refocused to selected targets in key gold belts while we withdrew from 13 countries which did not fit our value criteria.

In looking over our achievements for 2013, it is clear that we made good strides in meeting those key strategic objectives aimed at generating sustainable cash flow improvements and returns, so as to better reward our shareholders. It is our aim that every action we undertake in our business will continue to be driven by our values and this strategic goal of improving

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retuns. To ensure this approach is integrated into the very core of our business, the management and incentivisation of our leadership will be linked directly to these criteria.

While 2013 was a year of improvement, we are not complacent about the challenges that lie ahead and we remain highly motivated to continue to lift the performance of the business. What this means in practice is that – notwithstanding the production growth that we saw in 2013 for the first time in almost a decade – we will not focus on growth for its own sake. We will continue to evaluate our portfolio in a strategic and dispassionate way and we will focus on production that is profitable and carries a respectable margin.

We will also guard against complacency, regardless of the fortunes of the gold price and will keep a tight rein on costs and capital allocation, to ensure we generate meaningful returns and – if the gold price surprises on the upside – we retain the flexibility to reap the cash windfall and return value to our shareholders.

Before concluding, I must pay tribute to eight of our colleagues who passed away as a result of workplace accidents during the year. While we continue to strive to achieve our goal of zero harm in the business and have made significant progress to this end, each of these fatalities is keenly felt by me, the executive team and our colleagues throughout the business. I would like again to offer my condolences to their families and friends and commit to further improving our safety performance across all operations.

The executive team joins me in thanking Mark Cutifani for his efforts over the years at AngloGold Ashanti and wish him the

very best in his current role at Anglo American. I also thank Tony O'Neill for his support during his tenure in the company and for assisting me with the transition into my current role.

On behalf of the executive team, I thank our outgoing Chairman Mr Tito Mboweni, who helped oversee the transition of leadership at the company. We welcome and look forward to working with our new Chairman, Mr Sipho Pityana, as we navigate through both the challenges and opportunities that 2014 has in store for us.

Finally, I would also like to give heartfelt thanks to our Board of Directors, our executive team and all of our colleagues at AngloGold Ashanti for their unwavering support. This is the team of people across the globe who have helped weather the storm in this most difficult of years.

We have always said that 'People are the Business' and that remains as true today as it ever was. Thank you everyone at AngloGold Ashanti for reinforcing our culture of loyalty, responsibility and ingenuity and for your unstinting effort and steadfastness in re-establishing a future for our company that is as bright as ever.

Srinivasan Venkatakrishnan
Chief Executive Officer
18 March 2014

DIRECTORS' STATEMENT OF RESPONSIBILITY

It is the responsibility of the Board of Directors of AngloGold Ashanti to ensure the integrity of the Annual Integrated Report.

The board has reviewed this Annual Integrated Report 2013 and, in its opinion, this report addresses all material issues and presents fairly the integrated performance of the organisation and its impacts.

This report has been prepared in line with best practice pursuant to the recommendations of the King III Code (principle 9.1).

Sipho Pityana
Chairman

Srinivasan Venkatakrishnan
Chief Executive Officer

18 March 2014

Wiseman Nkuhlu
Lead Independent Director

Richard Duffy
Chief Financial Officer

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ANGLOGOLD ASHANTI'S BUSINESS

P16-26

This section describes who we are, what we do and how we create and sustain value for our stakeholders. It also describes the highlights of the year and key performance indicators (KPIs) against which we measure performance.



CORPORATE PROFILE AND STRUCTURE

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Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 11 countries. Two new mines, Tropicana in Australia and Kibali in the Democratic Republic of the Congo (DRC), began production in late 2013.

ORGANISATIONAL AND MANAGEMENT STRUCTURE



| Board committees | ⟷ | Board | ⟷ | Regulatory committees |

Executive management

Strategy and corporate

Operations and technical

- Finance
- Social and sustainable development
- General counsel and company secretarial
- Strategy and business development
- Stakeholder relations and marketing
- People and organisational development

Operations

5 Planning and technical

1 Americas
Cerro Vanguardia (92.5%)
AGA Mineração
Serra Grande
Cripple Creek & Victor

2 Continental Africa
Siguiri (85%)
Morila (40%) [4]
Sadiola (41%)
Yatela (40%)
Iduapriem
Obuasi
Geita
Navachab [2]
Kibali (45%) [4]

3 South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong

West Wits
Mponeng
TauTona [3]

Surface Operations [1]

Global exploration and projects
Technology and innovation
Business planning framework

4 Australasia
Sunrise Dam
Tropicana (70%)

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

[1] *For the purposes of this report, Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.*

[2] *Post year-end, AngloGold Ashanti announced that it had signed a binding agreement for the sale of Navachab, subject to certain conditions.*

[3] *As from 1 January 2013, TauTona and Savuka were operated and managed as one entity and accordingly combined under TauTona.*

[4] *Both Morila and Kibali are managed and operated by Randgold Resources Limited.*

CORPORATE PROFILE AND STRUCTURE continued

ANGLOGOLD ASHANTI TODAY

AngloGold Ashanti is a global gold mining and exploration company with a diverse portfolio of mining operations and projects on four continents, with more than 96% of the company's revenue derived from the sale of gold produced at its operations located around the world. Working across the full spectrum of the mining value chain, safety and the sustainability of the company's operating activities remain a core focus for management. The company is headquartered in Johannesburg, South Africa.

Following a strategic review of AngloGold Ashanti's asset portfolio at the start of 2013, particularly as it pertains to development and exploration projects, the company embarked on significant restructuring in response to current challenges in the gold sector, including increasing costs of production and sustained lower gold prices.

Management of AngloGold Ashanti is organised into four business segment under two chief operating officers – South Africa and International – as follows:

- **South Africa** comprises the operations and assets in the following areas in South Africa:
  - West Wits;
  - Vaal River; and
  - Surface Operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS), for the purposes of this report. For accounting purposes, MWS is operated and managed as a separate cash-generating unit from a Chief Operating Decision-Maker perspective.
- **International** comprises the company's operating assets outside of South Africa as follows:
  - **Continental Africa** with operations in the DRC [1], Ghana, Guinea, Mali, Namibia [2] and Tanzania;
  - **Australasia** which comprises two operations in Australia [3]; and
  - **Americas** with operations in Argentina, Brazil and the United States.

> " *During 2013, a significant milestone was the start of production, within days of each other, at two new mines – Tropicana in Australia and Kibali in the DRC. Both mines came on stream ahead of schedule and within budget.* "

Group support functions include planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical function focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.

Despite the addition of two new mining operations, Kibali and Tropicana, which began production in the second half of 2013, the number of AngloGold Ashanti operations in 2013 remained unchanged at 21. In South Africa, following the restructuring of the portfolio, Savuka is now reported together with TauTona and MWS is included in the reporting of Surface Operations.

AngloGold Ashanti's brownfield and greenfield exploration programmes take place in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings.

AngloGold Ashanti's operations and joint ventures employed, on average, 66,434 people (including contractors) in 2013, an

---

[1] *Kibali began production in September 2013.*
[2] *Post year-end, a binding agreement was reached regarding the sale of the Navachab mine in Namibia, subject to certain conditions.*
[3] *Tropicana began production in September 2013.*

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increase of 1% on the number employed in 2012. This increase was largely due to the increase in employee numbers resulting from Kibali and Tropicana becoming operational, which offset declines corresponding with the restructuring undertaken during the year.

PRODUCT

Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks. In addition to the mining operations, AngloGold Ashanti has a 42.43% interest in Rand Refinery (Pty) Ltd, Africa's premier gold refining and smelting complex in South Africa, and owns and operates the Quieroz refinery in Brazil. The company also has an interest in OroAfrica, one of South Africa's leading gold jewellery manufacturing companies, through its 36% stake in Oro Group (Pty) Ltd.

By-products of our gold mining operations, a function of local geological characteristics, include silver (Argentina), sulphuric acid (Brazil) and uranium (South Africa). As sulphuric acid and uranium are potentially hazardous, the company takes great care to ensure their safe production, transport and storage.

For further information on product stewardship programmes and the responsible gold initiatives, see the Annual Sustainability Report 2013 at www.aga-reports.com.

SHAREHOLDERS

AngloGold Ashanti's primary listing is on the Johannesburg Stock Exchange (JSE). The company is also listed on the New York, London, Australia and Ghana stock exchanges. The Government of Ghana holds a 1.58% interest in the company.

The national governments of Mali, Guinea and the DRC hold direct interests in our subsidiaries operating in those countries. In Argentina, the province of Santa Cruz has an interest in the Cerro Vanguardia operation.

At the end of December 2013, AngloGold Ashanti had 403,340,412 ordinary shares on issue and a market capitalisation of $4.73bn (2012: $12.02bn). Post year-end, at 18 March 2014, the market capitilisation was $7.65bn.

Production: South Africa vs International – 2013
(%)



● South Africa	32
○ International	68

Attributable gold production by region – 2013
(%)



● South Africa	32
○ Continental Africa	36
● Americas	24
● Australia	8

Geographic distribution of shareholders*
as at 31 December 2013 (%)



● United States	49	○ Singapore	2
○ South Africa	30	● Ghana	2
● United Kingdom	7	● Australia	1
● Rest of Europe	5	● Rest of world	4

*   Percentages have been rounded off.

STRATEGIC FOCUS AREAS AND KEY PERFORMANCE INDICATORS

OBJECTIVES AND STRATEGY

Our long-term objective is to create value for shareholders, employees and business and social partners by safely and responsibly exploring for and mining gold. In the short and medium term, we aim to deliver sustainable improvements in cash flow and returns to all our stakeholders.

OUR FIVE
STRATEGIC
FOCUS
AREAS

We aim to achieve these objectives by maximising sustainable free cash flow from our portfolio, while maintaining the integrity of the business and focusing on delivery.

The five strategic focus areas, or building blocks, that support the achievement of our delivery targets in the short, medium and long term, are as follows:



Optimise overhead, costs and capital expenditure

Improve portfolio quality

Sustainable cash flow improvements and returns

Maintain long-term optionality

Ensure financial flexibility

Focus on people, safety and sustainability

UNPACKING OUR STRATEGY

The table below relates AngloGold Ashanti's strategy to its key performance indicators:

Focus on people, safety and sustainability	Key performance indicator (KPI)
People – employees and communities – are our business. We focus on employing, deploying and developing the right people, and on providing them with meaningful employment and career development opportunities. We aim to structure the organisation to support operational excellence. Safety remains our first priority, and our aim is to eliminate fatalities and injuries. We will continue to earn our social licence to operate by addressing and mitigating the social, economic and environmental impacts of our operations, and by creating a positive sustainable legacy. We are mindful of the need to balance short-term financial objectives with long-term sustainability outcomes. We seek to leverage expertise and work collaboratively to achieve the best possible outcomes for the company and for our partners in government, labour, the communities and civil society in which we operate.	• Productivity rates (KPI Page 69) • Retention rates (KPI Pages 41, 47, 51, 55) • Training and development (KPI Page 5) • Safety performance (KPI Page 74) • Corporate social investment (KPI Page 77) • Compliance with the United Nations Global Compact (UNGC) and Voluntary Principles on Security and Human Rights (VPSHR) (KPI Page 102) • Implementation of human rights policy (KPI Page 102) • Environmental performance (KPI Pages 75-76)
Ensure financial flexibility	
We continue to optimise our balance sheet by diversifying our sources of funding and reducing debt, if appropriate, to ensure the financial flexibility required to support our overall strategy.	• Cash resources (KPI Page 30) • Net debt levels (KPI Pages 28-30) • Access to funding (KPI Pages 28-30) • Net debt to EBITDA (KPI Pages 22, 28-30)
Optimise overhead, costs and capital expenditure	
We aim to optimise all spending – capital expenditure, operating costs, expensed exploration and overheads – to provide a competitive all-in sustaining cost of production. There is a drive at all levels of the organisation to eliminate 'cost creep,' regardless of market conditions.	• Capital expenditure (project and sustaining) (KPI Pages 22, 72) • Cost performance (KPI Pages 33, 70) • Cost reductions achieved (KPI Page 23) • Exploration spend (KPI Page 62)
Improve portfolio quality	
A key objective is to improve the quality and diversity of our portfolio. In 2014, we aim to achieve this by adding between 550,000oz and 600,000oz to production – from new operations Tropicana and Kibali – at costs that are lower than the group average, and by optimising mine plans to remove marginal or loss-making production where appropriate. Continuing business improvement initiatives together with Project One will emphasize the quality rather the quantity of ounces produced.	• Project pipeline (ounces) (KPI Pages 10, 22, 31) • Project performance (capital, new production, expected cash costs) (KPI Pages 28, 31) • Mineral Resources and Ore Reserves – to offset depletion (KPI Pages 58-61) • Marginal production (KPI Page 22) • Optimised planning (KPI Pages 12-15)
Maintain long-term optionality	
We will continue to invest in and develop new technology that has the potential to transform access to deep-level underground Mineral Resources in South Africa. We will continue to seek cost-effective opportunities both around our existing gold mines and in new regions, for example, the Tropicana belt in Australia, Guinea's Siguiri belt and a collection of highly prospective areas in Colombia.	• Technological advances to develop and extract South African ounces (KPI Page 36) • Focused exploration, both greenfield and brownfield (KPI Pages 62 to 66)

KPI *Refer to information related to KPI.*

KEY FEATURES OF THE YEAR

GOLD PRICE
PERFORMANCE
IMPACTS ON BUSINESS AND STRATEGY

Improve portfolio quality

Average annual gold price received
($/oz)



A sharp decline in the gold price in the first half of 2013 called for quick, decisive action from management to promote profitability in the near term while maintaining long-term optionality in the business. The gold price used for planning for the remaining half of 2013 and into 2014 was reduced to drive the development and implementation of an operating plan that recognised the constraints of a lower gold price. The outcome was a budget that provided an opportunity to benefit from widening margins if the price surprised on the upside. While this more conservative approach to planning has had an impact on output levels from existing mining operations, prioritising cash flow and returns remained a steadfast commitment. Management embarked on a careful review of the company's portfolio which led to the closing of a development project in the DRC, more appropriately staged capital projects, and consolidation of management structures at the South African operations. Post year-end, AngloGold Ashanti announced it had signed a binding agreement with QKR Corporation for the sale of the Navachab mine in Namibia, subject to certain conditions.

Capital expenditure*
($billion)



* Includes equity-accounted investments

Net debt to EBITDA ratio



Maintain long-term optionality

Focus has narrowed for what was historically an expansive exploration programme, leading to a withdrawal from more than a dozen countries and shifting focus to the most prospective regions in the portfolio – Australia, Colombia and Guinea – while continuing to invest in our Technology and Innovation Consortium to develop new underground mining technology in South Africa. Expensed exploration and evaluation in 2013 was $296m, $81m less than the initial budget of $377m for the year. In 2014, further savings of between $120m and $150m are anticipated.

In addition to addressing overhead costs, expenditure on projects in South Africa has been staged in an effort to better manage capital costs. Into 2014, we will aim to

realise further reductions in sustaining capital by seeking efficiencies in mine planning processes, while looking to capture savings in a more benign operating cost environment. Project capital is forecast to decline in 2014 as a natural consequence of the completion of our Tropicana project and the commissioning of the open-pit mine at the Kibali joint venture.

Ensure financial flexibility

In keeping with a prudent approach to managing the balance sheet and reducing risk, AngloGold Ashanti raised $1.25bn in July through the sale of seven-year bonds, using the proceeds to refinance the $732.5m convertible bond which was due to mature in May 2014. The debt issue alleviated refinancing risk and improved the debt maturity profile of the business.

ANNUAL INTEGRATED REPORT **2013**

Optimise overhead, costs and capital expenditure

Revenue enhancement efforts shifted during the year to improving the profitability of gold production and bringing two new world class operations, Tropicana and Kibali, into production. These two important new mines are expected to contribute approximately 550,000oz to 600,000oz of new annual production in 2014 at lower-than average costs achieved in 2013, improving the group's cash cost profile. In 2013, these two new mines produced an attributable 106,000oz at a total cash cost of $532 per ounce.

In looking at improving the overall efficiency of the business, expenditure was addressed on several fronts: corporate costs, exploration, project and sustaining capital, and direct operating costs. At each step in this cost rationalisation process, the retention of core skills and preservation of long-term options at reasonable cost, remained a key focus.

An extensive organisational redesign took place creating a leaner leadership structure with more direct accountability. About 40% of all non-mining roles were removed from our global corporate structure, and savings in areas of indirect expenditure[1] outside of payroll were achieved. This resulted in corporate cost savings of $40m in 2013 from an initial budget of $240m. In 2014, corporate and administration expenses of $120m to $140m are anticipated.

Corporate and exploration costs*
($m)



* Includes share scheme costs.

Comparison of annual costs and productivity
(costs – $/oz) (productivity – oz/TEC***)



■ Total cash costs   □ All-in sustaining costs*   ■ Productivity

* This is a new World Gold Council metric. It is calculated from 2012 onwards and excludes stockpile write-offs.
** Total cash costs for 2011 and 2012 have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.
***Ounce per total employee costed.

Cash flows from operating activities
($m)



[1] Indirect expenditure is not directly attributable to production and includes corporate costs and marketing costs, among others.

Number of fatalities



Community investment
($m)



All injury frequency rate
(Incidents per million hours worked)



Number of reportable environmental incidents



Focus on people, safety and sustainability

While work to restructure the business continued at a strong pace, safety remained the number one priority. Great strides have been achieved in recent years to improve the culture of safety, and in 2013, the number of fatalities decreased by 56% year-on-year to eight, the lowest number recorded in AngloGold Ashanti's history. South Africa made significant progress in 2013 to improve its safety performance, particularly at West Wits which had a challenging first five months of the year, but ended without a fatality in the last seven months of the year. The Vaal River operations recorded 17 consecutive months without a fatality. Despite these achievements, we recognise that there remains much room for improvement and continue to look for innovative ways to reach zero harm in the workplace.

CONTEXT – ANALYSIS OF EXTERNAL ENVIRONMENT

Identifying and addressing material issues

AngloGold Ashanti's external environment – not least prevailing sentiment in the gold market, resource nationalism, community expectations and the expectations of labour in particular – can have an impact on margins and thus the ability to generate sustained free cash flows, which in turn may affect the company's short- to long-term economic viability.

THE GOLD MARKET

The gold price is a primary factor influencing AngloGold Ashanti's financial performance. In 2013, the gold price registered its first annual decline in 12 years, with the company receiving an average monthly gold price of $1,401/oz during the year, compared with $1,664/oz in 2012. The rapid decline in the price necessitated swift and decisive action by AngloGold Ashanti's management team to restore profitability and promote the economic sustainability of the business. These actions, discussed elsewhere in this report, included significant overhead and operational cost savings along with the revision of mine plans and a review of our portfolio. See the CEO's Review, pages 12 to 15.

The decline in the gold price was related to several factors, most notably a decision by the US Federal Reserve to start slowing its monetary stimulus, or quantitative easing programme, which had been used to inject liquidity into financial markets and mitigate the worst effects of the global financial crisis. This tapering, first hinted at early in the second half of the year, brought forward expectations of rising interest rates, which

in turn corresponded with retracement of the gold price and a general investor exit from so-called 'risk-assets.' When the exit from this monetary easing started in December, the impact extended to emerging market currencies. While the trajectory of the tapering programme was far from certain even in early 2014, the Federal Reserve's policy will likely continue to have an impact on the gold price.

INVESTMENT DEMAND

Steady liquidation of gold held in exchange traded funds (ETFs) persisted throughout 2013. A total of 29Moz was sold from combined ETF holdings in 2013, more than the total invested in gold ETFs in 2011 and 2012 combined. Most of this liquidation occurred in the second quarter when around 14Moz were sold, coinciding with the largest fall in the quarterly average gold price by $366/oz. At the end of the year, ETF gold holdings totalled 60Moz.

Despite these sales, largely by institutional investors, according to the World Gold Council (WGC), demand of 53Moz for bars and coins from the retail sector, more than matched supply of 28Moz from ETF liquidations.

Average monthly gold price
January 2012 to December 2013 ($/oz)



$1,747/oz [(1)]

$1,225/oz [(2)]

2012   2013

[(1)] *Monthly high for the 24-month period.*
[(2)] *Monthly low for the 24-month period.*

Speculative selling of gold, as reported by the Commitment of Traders Report (COTR), however, re-emerged in 2013 after several years at a negligible level. Record short positions of between 16Moz and 17Moz were established during June and July.

Central banks have been a strong source of demand since 2010, the year in which they reversed decades of net selling. Official sector net purchases of 14.6Moz in 2011 rose to 17.2Moz in 2012. However, official sector net purchases for 2013 are estimated by the WGC to have declined to between 12Moz to 13Moz. Nevertheless, central banks remain an important source of demand, accounting for purchases of 12Moz in 2013.

JEWELLERY DEMAND

In addition to the record demand for bars and coins, the jewellery market was also robust, with Chinese and Indian jewellery markets absorbing much of the metal from ETF liquidation. Indian demand remained strong despite tariffs imposed by the Indian government on gold imports in an attempt to curb a burgeoning current account deficit. In China, total demand for bars, coins and jewellery of 34Moz in 2013 compared with 26Moz in 2012. In India, demand for these categories totalled 31Moz in 2013 and 28Moz in 2012.

RESOURCE NATIONALISM AND COMMUNITY EXPECTATIONS

Maintaining constructive and transparent relationships with governments and local communities is critical to running a sustainable mining business.

There remains vigorous debate regarding the balance of the benefits from mining which accrue to shareholders, governments, communities and others.

Stakeholder expectations are influenced by prevailing prices, with higher prices often leading to demands for increased royalties and taxes, and calls from communities for companies to play a greater role in local development. In addition, some jurisdictions are promoting policy and legislation to encourage local value addition, or beneficiation, to their natural resources in order to develop secondary industries.

The establishment of a commercial mining operation may create competition for resources, such as land and water. The challenge

> " *There is vigorous debate on the balance of benefits from mining which accrue to shareholders, governments, communities and others.* "

is for companies to provide a net benefit to the communities and societies in which they operate, covering a range of issues including public and employee health, and environmental stewardship. Where legacy issues exist, companies are often called upon to assist in their remediation in order to ensure a constructive relationship with their communities.

AngloGold Ashanti seeks to engage governments, communities and other interested parties on a range of issues that are of mutual importance, either in its own right, in public forums or through its membership of representative industry bodies.

In a notable initiative in 2013, the company was instrumental in initiating dialogue between leaders in the global mining industry and senior leaders at the Vatican, which sponsors a range of NGO activity in mining jurisdictions.

AngloGold Ashanti's perspectives are guided by its values, Code of Ethics and other policies, frameworks and standards. The general approach is to acknowledge the need to create and share value, while cautioning on the need to ensure that tax regimes and other socio-economic conditions allow for operations to be profitable throughout their operating lives. The sustainability of AngloGold Ashanti's business depends on public acceptance of its activities – that it earns and maintains its social licence to operate.

AngloGold Ashanti seeks to optimise the benefits to communities of the infrastructure and facilities developed for mining activities and, in addition, to devote a portion of its profits to local economic development in mining communities and, where applicable, in areas from which its labour originates.

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CONTEXT – ANALYSIS OF OUR EXTERNAL ENVIRONMENT continued

Identifying and addressing our material issues

The company also aspires to do no harm. To this end, over and above existing policies, the company adopted a human rights policy during 2013 that is now being implemented.

AngloGold Ashanti's membership of or affiliation with the ICMM, the UNGC, the Responsible Jewellery Council, the EITI and the VPSHR reinforce the company's commitment to mining gold responsibly.

The public burden placed on the South African mining industry is significant and has been rising progressively. The South African government has proposed amendments to the Minerals and Petroleum Resources Development Act (MPRDA), which include designating certain minerals as strategic and empowering the Minister to set prices for such minerals.

The industry, through the Chamber of Mines, while supporting policies that would enhance the use of the country's mined products by secondary industry, is seeking to discourage this far-reaching provision which, it is feared, could discourage investment. There has been no suggestion that gold might be one of the designated minerals. However, as a company we share concerns about the impact such legislation may have on overall investor confidence.

The Mining Charter, which is due to expire at the end of 2014, is under review. The Chamber of Mines is preparing to engage with the Department of Mineral Resources and organised labour on behalf of the gold mining industry. AngloGold Ashanti will, as usual, play an active part in this process.

Many of the tax environments within which AngloGold Ashanti operates have become increasingly uncertain. Amendments to tax laws and legislation may result in higher tax expenses and payments. AngloGold Ashanti is regularly examined by tax authorities in the various jurisdictions of operation.

For example, in Ghana, where AngloGold Ashanti has a stability agreement, in 2013 the government proposed a windfall tax on the mining industry which was subsequently postponed. In Tanzania, royalty rates were increased by one percentage point and royalties in Brazil are also likely to increase.

Globally, tax and royalty rates have been increasing. It is the company's role to encourage and facilitate a better understanding of mining operations, the production costs involved, the substantial long-term capital investment required, and long lead times that occur before realising investment returns and showing demonstrable benefits to stakeholders.

LABOUR CONDITIONS

The two key labour issues affecting the company are a global skills shortage and labour relations, particularly in South Africa where about half of the company's workforce is employed.

The downsizing of the mining sector globally has not necessarily led to an adequate supply of critical skills for the industry. Furthermore, given the often remote location of mining operations, the industry is not that attractive to younger graduates.

Another area of concern is the rate of employee turnover in key roles and the time taken to fill jobs at middle and senior management (those with eight to 10 years of experience). Many young mining graduates do not stay in the mining industry for longer than two to three years, opting instead for jobs in financial services.

The labour relations challenges and the unprocedural strikes that affected the South African mining industry in 2012 and 2013 are well documented. Most significant was the emergence of AMCU as a large union representing mineworkers, largely at the expense of NUM, which suffered significant membership losses. This was especially so at the West Wits operations.

Engagement with labour in South Africa in 2013 was dominated by biennial gold sector wage negotiations, which were impacted by the emergence of AMCU. Following a three-day industry wage strike by NUM members at our Vaal River operations, an agreement was signed by three of the representative unions including the NUM. Although AMCU did not sign the agreement, the agreement was applied to all employees within the bargaining unit as agreement had been reached with collectively, unions representing 63% of employees in the sector. For details of the wage agreement, see the Review of Operations on pages 37 to 65 of this report.

This discussion on the external environment and related material issues should be read in conjunction with our approach to risk on pages 81 to 87, and the discussion on the identification of material issues on pages 22 to 23 of our Annual Sustainability Report 2013.

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FINANCIAL PERFORMANCE AND OUTLOOK

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This section reviews AngloGold Ashanti's financial performance for the year, including the value-added statement, the outlook for 2014 and insight into its approach to closure.

CHIEF FINANCIAL OFFICER'S REPORT

Maintained balance-sheet flexibility in a year characterised by a falling gold price coupled with operational and industry challenges.

EXECUTIVE SUMMARY

The year under review was marked by a falling gold price, which decreased by almost $500/oz over the course of the year. This put increased pressure on the business, as highlighted by the CEO in his report. From a finance perspective, the balance sheet received immediate attention, particularly around liquidity and financial flexibility. Ongoing, high capital spend of close to $2bn, as the Tropicana and Kibali projects moved closer to production, added to the funding pressures. Liquidity and financial flexibility requirements were pro-actively addressed from July through to year-end, as set out in my feedback on delivery against 2013 finance objectives as discussed further on in this review.

The lower gold price resulted in a mid-year write down of some $3.4bn (pre-tax) of mining assets, equity-accounted investments and stockpile and other inventory values. The group continued to maintain a balance between financial flexibility and growth options to enhance shareholder value through continued funding of its key growth projects (Tropicana, Kibali, Cripple Creek & Victor's Mine Life Extension project and the Mponeng Below 120 level project), while targeting the sale of non-core assets, and driving cash conservation and cost saving measures.

The successful commissioning of the two new expansionary projects at Tropicana and Kibali, with both being completed ahead of schedule and within budget in the third quarter, is to be commended. These new projects contributed to the company's first year-on-year growth in production since 2005. Production from the America's increased to 1Moz for the first time with the higher output and grades principally at Cerro Vanguardia and the first full year of 100% ownership of Serra Grande after the 50% increase in shareholding during July 2012.

In Australia, Sunrise Dam also performed better than in 2012 on the back of improved output and grades although planned targets were missed with mill failures and delayed access to higher grade areas.

Challenges around the recovery from the unprotected South African strike in 2012 continued into 2013, exacerbated by disruptive safety stoppages. The decline in production was, however, partly offset by higher grades mined. In Continental Africa, production was further impacted by the replacement of the semi-autogeneous grinding (SAG) mill at Geita, the transition to owner mining at Obuasi and operations, such as Yatela, nearing the end of their working lives.

The sharp retreat in the gold price resulted in the company, together with several others in the industry, being downgraded by global ratings agencies. AngloGold Ashanti was downgraded by a single notch, by both Moody's Investor Service and Standard and Poor's (S&P), to baa3- with a negative outlook and BB+ with a stable outlook, respectively. The Moody's rating places the company at the lowest level of investment credit grade and S&P has the company at the top level of sub-investment credit grade.

DELIVERY AGAINST 2013 FINANCIAL OBJECTIVES

1. Maintaining a flexible statement of financial position with sufficient long-term debt headroom

The falling gold price in 2013 significantly increased funding pressure given the planned capital intensity around the completion of the two core, high-margin, long-life projects, Tropicana and Kibali. Net debt was forecast to increase over this period, before the gold price drop, and the group therefore moved prudently and pro-actively to manage its financial flexibility. The steps taken in this regard included:

- Successful issuance, in July 2013, of an 8.5%, seven-year $1.25bn bond, with part of the proceeds being applied to early settle the $732.5m convertible bond due in May 2014 and cancel the associated $750m stand-by facility, put in place as a contingency refinancing measure;

- Precautionary and temporary easing of our net debt to EBITDA banking covenant, from 3 to 4.5 times, was obtained for two testing periods (end December 2013 and end June 2014) in the light of ongoing gold price volatility and prevailing labour uncertainty in South Africa at the time;

- Conversion of the $789m mandatory convertible bond that matured in September 2013 through the issuance of 18.14 million shares in AngloGold Ashanti;

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- Restructuring of our South Africa financing towards the end of the year by securing a five-year, R1.5bn revolving credit facility (RCF) and a three-year R750m floating rate bond, to complement financing under the current Domestic Medium Term Note Programme (DMTNP); and

- Managing the balance sheet gearing in 2013 – the company's net debt to EBITDA covenant ratio was 1.86 times at year end.

2. Maintaining earnings and cash flow generation to shareholders

Earnings for the year were negatively impacted by the lower gold price as noted earlier, as well as by operational issues in the South Africa and Australasia regions. The group nevertheless delivered production, at 4.105Moz, slightly above its revised annual guidance of 4.0Moz – 4.1Moz range.

Looking ahead to 2014, the key financial objectives are to:

- continue to maintain sufficient balance sheet liquidity and flexibility in a lower gold price environment; and

- maintain ongoing focus in the management of costs to deliver competitive all-in sustaining costs and all-in costs in continuing to target sustainable cash generation.

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2013

The key financial and operational metrics for 2013, when compared to 2012 and 2011, reflect the adverse impact of the falling gold price and the operational issues faced at certain operations.

Profitability and returns

Higher full year gold production of 4.11Moz, and the strong focus on costs and overheads, resulted in total cash costs remaining flat at $830/oz when compared to $829/oz recorded in 2012. Total cash costs were maintained as a result of Project 500 savings, higher production and weaker local currencies in 2013, which were largely offset by inflation.

Key financial metrics

		2013	[2] 2012	[2] 2011
Profitability and returns				
Adjusted headline earnings [1]	$bn	0.6	1.0	1.3
	US cents per share	153	255	345
(Loss) profit attributable to equity shareholders	$bn	(2.2)	0.9	1.6
Return on net capital employed [1]	%	12	15	20
Return on equity [1]	%	18	19	26
Dividends per ordinary share	SA cents per share	50	300	380
	US cents per share	5	35	49
Liquidity, cash flow and net debt				
Net debt at year-end [1]	$bn	3.1	2.1	0.6
Free cash (outflow) inflow [1]	$bn	(1.0)	(0.7)	0.8
Earnings before interest, taxes and depreciation and amortisation (EBITDA) [1]	$bn	1.7	2.5	3.1
Net debt to EBITDA [1]	times	1.86	0.81	0.19
Operational metrics				
Gold produced	Moz	4.11	3.94	4.33
Price received	$/oz	1,401	1,664	1,576
Total cash costs [1]	$/oz	830	829	703
Total cash cost margin [1]	%	41	50	55

[1] Non-GAAP measures.

[2] Restated in terms of IFRIC 20.

CHIEF FINANCIAL OFFICER'S REPORT continued

Adjusted headline earnings of $599m for 2013, equivalent to 153 US cents per share, declined by 39% when compared to 2012. The adjusted headline earnings included a once-off gain of $567m relating to the settlement of the mandatory convertible bond. Thus on a comparative (normalised) basis, the large decline of $956m in adjusted headline earnings is principally the result of the sharp fall-off in the gold price, which in addition to the reduced income from gold, resulted in the write-down, post-taxation, of $216m in inventory ore stockpiles to net realisable value.

During 2013, a loss attributable to equity shareholders of $2.2bn was recorded compared to a profit of $0.9bn in 2012. The deviation from the 2012 profit attributable to shareholders to a loss position in 2013 is mainly attributed to the significant impairment of mining assets, equity-accounted investments and inventories of $2.5bn post-taxation, as well as deferred taxation asset impairments of $330m coupled with the 16% fall in the gold price, operating cost inflation and higher finance costs. These were all partly negated by improved production, net fair value gains on the various convertible bonds, lower corporate and marketing costs and reduced exploration and evaluation costs.

As part of the cash conservation measures, lower total dividends of 50 SA cents per share were declared in 2013 (2012: 300 SA cents per share).

Liquidity, cash flow and statement of financial position

For the full 2013 year, cash flow metrics were lower than in 2012, primarily as a result of the lower gold price. Additionally, in the case of free cash flow, significant investment in the key growth projects resulted in a considerably higher cash outflow:

- EBITDA: $1.7bn (2012: $2.5bn);
- Cash inflow from operating activities: $1.2bn (2012: $2.0bn); and
- Free cash outflow: $1.0bn (2012: $0.7bn).

Net debt levels as at 31 December 2013 were $3.1bn, $1.0bn higher than the level of $2.1bn at 31 December 2012. The two principal factors accounting for the increase in net debt levels were:

- project capital of $1.0bn (Tropicana, Kibali, Cripple Creek & Victor and Mponeng accounting for around 80% of the spend); and
- lower cash flows, a consequence of the lower gold price, of approximately $750m post-taxation compared with 2012.

Turning to the statement of financial position and the financing facilities available, the group's principal US dollar and Australian dollar debt facilities included the following:

- Fully drawn rated bonds – $1.75bn in aggregate – that mature in April 2020 ($700m), August 2022 ($750m) and April 2040 ($300m);
- Fully drawn $1.25bn bonds that mature in July 2020 which were, in part, used to early redeem the $732.5m, May 2014 convertible bond;
- A $1bn revolving credit facility that matures in July 2017 that is currently undrawn;
- An A$600m credit facility earmarked for the construction of the Tropicana project that matures in December 2015, of which A$548m had been drawn at year-end;
- A R750m South African, floating rate bond that matures in 2016; and
- A R1.5bn South African revolving credit facility that matures in December 2018.

Net debt to EBITDA as at 31 December 2013 was 1.86 times, higher than that of 0.81 times as at 31 December 2012, but within the normal borrowing covenant of 3 times as well as the extended banking covenant for the two test periods of 4.5 times (end December 2013 and end June 2014).

A more detailed analysis of the group's income statement, statement of financial position and statement of cash flow for 2013 is available at the corporate report website, www.aga-reports.com.

Richard N Duffy
Chief Financial Officer
18 March 2014

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ONE-YEAR FORECAST

AngloGold Ashanti's attributable gold production for 2014 is estimated at between 4.2Moz and 4.5Moz. This forecast takes into account the planned production from the two new operations Kibali and Tropicana and the disposal of Navachab, which is expected to be finalised by mid-year. Total cash costs are forecast to be between $740/oz and $790/oz for the year.

Both production and total cash costs estimates will be reviewed quarterly, in light of any labour related-issues and safety-related stoppages that might be experienced in South Africa, together with any other unforeseen factors.

For 2014, capital expenditure is anticipated to be $1.35bn to $1.45bn, compared with $1.99bn in 2013. AngloGold Ashanti may not be able to reach these targets. Refer to the Forward-looking Statements on the inside back cover and to the section on "Risk factors" in the prospectus supplement to AngloGold Ashanti's prospectus, dated 17 July 2012, that was filed with the United States' SEC on 26 July 2013. This one-year forecast assumes the existing asset base with no changes to the portfolio other than the sale of Navachab. AngloGold Ashanti will continue to review the asset portfolio which may impact on this forecast.

Forecast

For the year ending 31 December 2014	Expected production 000oz	Expected total cash costs [1] $/oz	Expected all-in sustaining costs [1] $/oz	Expected capital expenditure [1] [2] $m
South Africa	**1,206 – 1,292**	**768 – 820**	**998 – 1,047**	**305 – 328**
South Africa	1,206 – 1,292	768 – 820	998 – 1,047	305 – 328
Continental Africa	**1,474 – 1,579**	**786 – 839**	**1,050 – 1,101**	**539 – 579**
Ghana	428 – 458	1,013 – 1,081	1,441 – 1,511	212 – 228
Guinea	215 – 231	921 – 984	1,052 – 1,103	32 – 34
Mali	136 – 145	1,103 – 1,177	1,240 – 1,301	15 – 16
Namibia	29 – 31	710 – 758	844 – 885	1 – 1
Tanzania	415 – 445	567 – 605	922 – 967	132 – 142
DRC	251 – 269	488 – 520	502 – 526	147 – 158
Americas	**940 – 1,007**	**714 – 762**	**990 – 1,039**	**419 – 452**
Argentina	224 – 240	736 – 786	974 – 1,022	59 – 64
Brazil	506 – 542	652 – 696	989 – 1,037	177 – 191
Colombia	–	–	–	5 – 5
United States of America	210 – 225	838 – 895	1,010 – 1,059	178 – 192
Australasia	**580 – 622**	**711 – 760**	**894 – 937**	**80 – 86**
Australia	580 – 622	711 – 760	894 – 937	80 – 86
Other	**–**	**–**	**–**	**4 – 5**
AngloGold Ashanti	**4,200 – 4,500**	**740 – 790**	**1,025 – 1,075**	**1,347 – 1,450**

[1] Based on the following assumptions: R11.00/$, $0.85/A$, BRL2.45/$ and ARS peso 6.50/$; Brent crude at $100 per barrel.

[2] Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

Other illustrative estimates

	Outlook 2014
Depreciation and amortisation	$800m
Corporate, marketing and capacity building costs	$120m – $140m
Expensed exploration and study costs (including equity-accounted investments)	$150m – $175m
Interest and finance costs (income statement)	$290m
Interest and finance costs (cash flow)	$250m
Number of shares in issue at 31 December 2013	403m

VALUE-ADDED STATEMENT

For the year ended 31 December

	2013 %	2013 $m	[1] 2012 %	2012 $m
Economic value generated				
Gold sales and by-product income [2]	99	5,646	98	6,559
Interest received	1	39	1	43
Royalties received	–	18	–	23
Profit from sale of assets [3]	–	2	–	14
Income from investments	–	7	1	34
Total economic value generated	100	5,712	100	6,673
Economic value distributed				
Operating costs	43	2,484	38	2,551
Employee salaries, wages and other benefits	28	1,593	23	1,566
Payments to providers of capital	6	336	7	446
- Finance costs and unwinding of obligations	5	296	4	231
- Dividends	1	40	3	215
Corporate taxation				
- Current taxation	2	134	6	414
Community and social investments [4]	1	27	1	19
Total economic value distributed	80	4,574	75	4,996
Economic value retained [5]	20	1,138	25	1,677

[1] The 2012 comparatives have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. In addition, IAS19, Employee Benefits has been applied retrospectively from 1 January 2011. For more details refer to the Annual Financial Statements 2013. In addition, the comparatives have been adjusted to exclude impairments and impairment reversals.

[2] Gold sales and by-product income were lower due to a 16% lower price received, partly offset by a 4% increase in ounces sold.

[3] Partial disposal of the interest in Rand Refinery Limited resulted in a profit of $14m in 2012.

[4] Community and social investments exclude expenditure by equity-accounted joint ventures.

[5] Economic value retained excludes impairments and impairment reversals.

PLANNING FOR CLOSURE

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Since all mines will eventually fully exploit their Mineral Resources and Ore Reserves and cease operating, it is imperative that planning for closure should begin at the outset of every project.

Closure, which is an integral part of every operation's life cycle, includes the assessment of associated liability costs and the assurance of adequate financial provision to cover these costs, as well as optimised planning to ensure closure costs are minimised. For various reasons – a decline in the gold price, excessive cost inflation, labour issues, political risk, safety or environmental issues – mining operations may be halted, either temporarily or permanently, before their Mineral Resources and Ore Reserves are fully depleted.

AngloGold Ashanti is committed to rehabilitation and to leaving a positive legacy once mining has ceased.

The AngloGold Ashanti Closure Planning Team works closely with all levels of the business and disciplines – from engineering to finance – to improve the integration of closure planning and its implementation into daily business activities, beginning at the very start of operations and projects.

Integration takes into account the end use of land and, where applicable, open pits, the design and construction of waste rock dumps to maximise the opportunity for progressive rehabilitation and the incorporation of sustainable livelihood development into each operation's community investment programmes.

Closure affects various stakeholders – such as local communities and suppliers – on whom it may have significant and long-lasting impacts. The management of community expectations is thus critical to the closure strategy, and livelihood preservation and infrastructure support are important considerations in closure planning. Local people employed by the company may receive education and training, enabling them to seek viable employment or livelihood alternatives.

Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.

During 2013, a decision was taken to cease mining at Yatela in Mali, based on a declining gold price. Yatela community development activities have not been negatively affected by the halting of mining activities. A revised plan for social development, focused on expanding and enhancing community development and current socio-economic projects, has been developed.

AngloGold Ashanti's Closure Planning Management Standard (previously the Closure and Rehabilitation Management Standard) was thoroughly reviewed in 2012/2013, based on experience gained in the implementation of the initial standard, which was introduced in 2009. The revised standard, which retains the requirements for integrated closure planning from exploration and project design, clarifies what is expected to ensure that sites are closed in accordance with the company's values. A guidance document on the application of the standard and a self-assessment tool to assist with the prioritisation of closure planning efforts at the operations are expected to be finalised in early 2014.

REMEDIATION OBLIGATIONS AND PROVISIONS

The company's long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, based on their Environmental Management Plans (EMPs) in compliance with regulatory requirements. An assessment of closure liabilities is undertaken annually and is presented in the table alongside.

Provisions for remediation costs are made when there is a present obligation, when it is probable that expenditure on remediation work will be required and when the cost can be estimated within a reasonable range of possible outcomes. These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites. Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

The decline in total group rehabilitation obligation to $728.4m at the end of 2013, from $841.1m at the end of 2012, was a consequence of a number of factors, most notably an increase in the group discount rate used in the calculation of the obligation and changes in the timing of the future cash outflows relating to the obligation. The group discount rate increased as a result of increases in longer-term government yield rates.

PLANNING FOR CLOSURE continued

Rehabilitation liabilities per operation ($m)

	2013 Restoration	2013 Decommissioning	2013 Total	2012 Total
South Africa	10.0	68.1	**78.1**	148.8
Great Noligwa	0.6	6.4	7.0	10.1
Kopanang	1.2	9.4	10.6	18.0
Moab Khotsong	3.3	15.5	18.8	25.6
TauTona [1]	1.7	9.0	10.7	27.9
Mponeng	0.5	0.7	1.2	5.5
Legacy projects				
- Vaal River	–	6.8	6.8	14.2
- West Wits	–	4.5	4.5	7.0
- Other	0.5	–	0.5	0.6
ERGO [2]	–	–	–	21.8
Mine Waste Solutions	2.2	15.2	17.4	17.2
Nufcor	–	0.6	0.6	0.9
Continental Africa	273.3	137.7	**411.0**	427.5
Ghana				
Iduapriem	29.8	7.4	37.2	43.0
Obuasi	139.4	44.1	183.5	183.6
Other	9.6	–	9.6	8.7
Guinea				
Siguiri	33.6	36.3	69.9	70.7
Mali [4]				
Morila	3.8	1.0	4.8	5.0
Sadiola	14.9	12.4	27.3	24.0
Yatela	8.7	5.9	14.6	15.1
Namibia				
Navachab [3]	–	–	–	5.5
DRC				
Mongbwalu	5.4	1.8	7.2	8.4
Kibali [4]	–	3.7	3.7	2.1
Tanzania				
Geita	28.1	25.1	53.2	61.4
Australasia	21.9	31.2	**53.1**	61.5
Australia				
Sunrise Dam	19.7	9.6	29.3	40.0
Tropicana	2.2	21.6	23.8	21.5
Americas	194.3	42.3	**236.6**	249.5
Argentina				
Cerro Vanguardia	37.0	10.3	47.3	46.2
Brazil				
AngloGold Ashanti Mineração	66.5	20.0	86.5	86.7
Serra Grande	15.7	6.7	22.4	23.8
United States of America				
Cripple Creek & Victor	73.4	5.3	78.7	91.1
Colombia				
La Colosa	1.7	–	1.7	1.7
	499.5	279.3	778.8	887.3
Less equity-accounted investments included above [4]	(27.4)	(23.0)	(50.4)	(46.2)
Total as disclosed in the Annual Financial Statements 2013	**472.1**	**256.3**	**728.4**	**841.1**

[1] Includes Savuka.
[2] Transferred during 2013 to DRDGOLD Limited.
[3] During 2013, the restoration obligation of $2.1m and decommissioning obligation of $2.0m relating to Navachab were transferred to held-for-sale liabilities.
[4] The equity-accounted investments refer to the Mali assets and Kibali in the DRC.

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BUSINESS REVIEW
P35-77

This section reviews our performance
– from a sustainable development,
operational and financial perspective –
during the financial year.



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TECHNOLOGY AND INNOVATION

Since 2010, the AngloGold Ashanti Technology & Innovation Consortium (ATIC), established by AngloGold Ashanti, has been looking for ways to leverage established technology in new ways, in an effort to not only extract additional gold from current depths of around 4,000m, but also to realise its long-term vision to reach depths of 5,000m and beyond.

In the current drill-and-blast paradigm used in deep-level South African gold and platinum hard rock mining, only drilling and cleaning is mechanical, while blasting makes use of explosives. This results in significant delays, as the mine has to be evacuated to blast and clear blast fumes. Additionally, blasting poses a significant seismicity risk, while the associated shift process does not allow for a continuous, 24-hour operation.

During 2013, the ATIC made good progress in prototype development pertaining to the key technologies that are aimed at establishing the base to safely mine the gold currently not in existing mine plans, such as that located in shaft and stability pillars, as well as at greater depth, at AngloGold Ashanti's deep-level underground mining operations.

To address some of these challenges, reef boring has been identified as a potential solution. Raise boring in its current form is used as a vertical drilling technique for ventilation purposes and ore passes, boring mostly through waste rock to create the support services needed for mining operations. However, it was decided to investigate and test the feasibility of using raise bore machines to drill out the gold bearing reef. By applying existing technology initially, the raise bore machine proved successful in drilling out the reef, extracting only the gold-bearing rock or channel width, thus significantly reducing the amount of waste.

During 2013, the project saw significant progress in reef boring. During the last quarter, the technical viability of drilling adjacent single pass holes to ensure maximum orebody extraction was demonstrated.

To continue with our vision to mine "all the gold", the next holes will be drilled immediately adjacent to one another to verify the results obtained in the first test, after which the overlapping drilling configuration will be tested. Favourable results in the penetration rates of the drills along with speed and cuttings have also been achieved, with the average time taken to complete the last set of holes now at 3.5 days, from an initial nine days.

Another key area currently under investigation for the new mining paradigm is the development of an ultra-high strength backfill (UHSB) product and application system. This was identified as a key innovation required to enable mining at greater depths while also setting the platform for the drilling of the reef by means of reef borers. With the current method to stabilise pillars, an extraction percentage of approximately 60% is achieved. The newly-developed backfill product has been developed with a view to replacing the pillars, which will increase the extraction percentage.

During 2013, enhancements to the batch mixing process for the UHSB product progressed well, increasing mix volumes and reducing preparation time.

A replica of the underground production-site mixers was constructed on surface for testing to ensure operational readiness. Construction of an underground backfill plant began in December 2013 and is scheduled to coincide with the start-up of the first production site in April 2014.

Stress monitoring instrumentation installed within the filled holes produced real time data, indicating that performance and effectiveness of the UHSB were satisfactory and showed that the UHSB minimised the effect of reef-boring extraction on the surrounding rock mass.

While this chosen paradigm provides ample potential for the business, the project also provides an opportunity to improve the skills of the current labour force in local communities. Work is also being done to address socio-economic and labour issues and to ensure that the local communities that host us will benefit from this development through secondary industries that are likely to emerge and operate at surface. In line with the Mine Health and Safety Act, this development is expected to assist with operational efficiency and also address safety challenges as we aim to optimise production output by introducing new mining methodologies alongside existing ones, as we incrementally introduce our new approach to currently sterilised ounces.

OPERATIONS – REGIONAL REVIEW

In 2013, AngloGold Ashanti's global portfolio of operating assets, including underground and deep-level mines, open-pit mining operations and one surface operation, produced an attributable 4.11Moz of gold (2012: 3.94Moz) as well as 1.38Mlb of uranium (2012: 1.21Mlb) and 3.30Moz of silver (2012: 2.36Moz).

Location of AngloGold Ashanti's operations



AMERICAS

1   Argentina
Cerro Vanguardia (92.5%)

2   Brazil
Serra Grande
AGA Mineração

3   United States
Cripple Creek & Victor (CC&V)

CONTINENTAL AFRICA

4   Guinea
Siguiri (85%)

5   Mali
Morila (40%) [4]
Sadiola (41%)
Yatela (40%)

6   Ghana
Iduapriem
Obuasi

7   DRC
Kibali (45%) [4]

8   Tanzania
Geita

9   Namibia
Navachab [2]

AUSTRALASIA

10   Australia
Sunrise Dam
Tropicana (70%)

SOUTH AFRICA

11   South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona [3]
Surface Operations [1]

For a more detailed account of performance by operation, refer to the Operational Profiles 2013, which will be available online at www.aga-reports.com.

Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.

[1] *Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.*
[2] *On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab, subject to certain conditions.*
[3] *As from 1 January 2013, TauTona and Savuka were operated and managed as one entity and accordingly combined under TauTona.*
[4] *Both Morila and Kibali are managed and operated by Randgold Resources Limited.*

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GROUP
PRODUCTION
HAS INCREASED

Growth in annual gold production was achieved for the first time in almost a decade, with the contribution of new lower cost ounces from Tropicana and Kibali. The new production in the portfolio provides flexibility to rationalise marginal production as the focus continues on the active management of overhead and operating costs, so as to create sustainable free cash flow.

Despite a 16% decline in the gold price received for the year, the company recorded solid operational performance for the full year 2013 reflecting a 4% increase in production to 4.11Moz, and a decrease in all-in sustaining costs of roughly 6% compared with 2012. The year-on-year improvement in production marks the first increase in annual production for AngloGold Ashanti in nine years.

Operating performance for the year recovered from strike activity in South Africa in 2012. Substantial improvements in both direct operating and overhead costs, and the introduction of commercial production from two new, world-class, low-cost mines in the fourth quarter, contributed to this improved operating performance.

Notably, 2013 marked the best year of safety performance in AngloGold Ashanti history, providing an anchor for solid production and cost results amidst a challenging gold price environment, wage negotiations in South Africa, and significant restructuring of corporate and operating costs.

Production of 4.11Moz was achieved at a total cash cost of $830/oz, compared to 3.94Moz at $829/oz the previous year.

Group production was in line with revised annual guidance for the year of 4.0Mozs – 4.1Mozs at a total cash cost of between $815/oz and $845/oz. The all-in sustaining cost (excluding stockpile write-offs) for the group in 2013 was $1,174/oz, down from $1,251/oz in 2012.

The attributable Ore Reserve at year-end 2013 was 67.9Moz, down from 74.1Moz at 31 December 2012. This decrease reflects the changes in economic assumptions due to the lower gold price, which had the most significant impact on Geita and CC&V.

The attributable Mineral Resource (inclusive of the Ore Reserve) at 31 December 2013 decreased to 233.0Moz, from 241.5Moz at 31 December 2012, reflecting the reduced gold price and the resultant revision of Mineral Resource models, increased cut-off grades. This was partially offset by a 3.2Moz increase from exploration at Kibali and La Colosa.

Mineral Resources and Ore Reserves at year-end were calculated at $1,100/oz and $1,600/oz, respectively, compared to $1,300/oz and $2,000/oz, respectively, in 2012.

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OPERATIONS – REGIONAL REVIEW continued

Regional cost comparison
($/oz)



South Africa	850 / 1,120
Continental Africa	869 / 1,202
Australasia	1,047 / 1,376
Americas	671 / 970

■ Total cash costs
☐ All-in sustaining costs
  (excluding stockpile write-offs)

AIFR
(per million hours worked)



South Africa	12.63
Continental Africa	1.97
Australasia	7.68
Americas	3.58
Greenfields exploration	4.20

> " *The group employed an average of 66,434 people for the year, made up of 48,159 permanent employees (72%) and 18,275 contractors (28%), with an overall productivity rate of 8.14oz/TEC and at a total cash cost of $830/oz.* "

Gold production – by region
(000oz)



● South Africa	1,302
○ Continental Africa	1,460
● Australasia	342
● Americas	1,001

> " *2013 reflected not only substantial improvements in costs, but marked the group's best safety performance on record.* "

Capital expenditure [(1)] – by region
($m)



● South Africa	451
○ Continental Africa	839
● Australasia	285
● Americas	410
● Other	8

[(1)] Includes equity-accounted investments.

Distribution of employees – by region



● South Africa	32,406
○ Continental Africa	16,625
● Australasia	925
● Americas	8,374
● Other	[(1)] 8,104

[(1)] Includes 3,249 employees at Kibali who are working on projects.

Environmental incidents
(by region)



South Africa	3
Continental Africa	5
Australasia	2
Americas	0

Water use intensity
(kL/t)



South Africa	0.69
Continental Africa	0.67
Australasia	1.03
Americas	0.44

Energy use intensity
(GJ/t)



South Africa	0.30
Continental Africa	0.38
Australasia	0.60
Americas	0.23

GHG emissions intensity
(t CO_2e/t)



South Africa	0.08
Continental Africa	0.03
Australasia	0.04
Americas	0.01

SOUTH AFRICA

AnngloGold Ashanti's five South African deep-level mines and surface production facilities are divided into three areas of operation: Vaal River, West Wits and Surface Operations.

Vaal River

The Vaal River mining operations include Great Noligwa, Kopanang and Moab Khotsong, which are located around 170km to 180km from Johannesburg, near the Vaal River on the Free State-North West Province border. These three mines share a milling and treatment circuit.

- **Great Noligwa**, a mature operation nearing the end of its life, adjoins Kopanang and Moab Khotsong in the Free State. The mine exploits primarily the Vaal Reef by means of scattered mining via a twin-shaft system over eight main levels at an average depth of 2,400m.

- **Kopanang** is located to the west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output, with uranium oxide produced as a by-product, from a single shaft system to a depth of 2,600m. It exploits almost exclusively the Vaal Reef.

- **Moab Khotsong** is AnglGold Ashanti's newest gold mine in South Africa. Stoping operations began in November 2003 and full production was achieved in 2010. Given the geological complexity of the Vaal Reef, scattered mining is employed.

West Wits

The West Wits operations, Mponeng and TauTona, are situated southwest of Johannesburg, on the border between Gauteng and North West Province.

- **Mponeng**, the world's deepest gold mine, exploits the Ventersdorp Contact Reef (VCR) at depths of between 2,400m and 3,900m via a twin-shaft system. Ore is treated and smelted at the mine's gold plant.

- **TauTona** exploits both the Carbon Leader Reef and the VCR via a three-shaft system, supported by secondary and tertiary shafts sinking to depths of between 1,850m and 3,450m. TauTona's infrastructure is being used to access the remaining Ore Reserve at Savuka. A link between the two mines reduces dependency on a single infrastructure system, including ore passes.

KPI KEY PERFORMANCE INDICATORS

Production
(000oz)


Productivity
(oz/TEC)


AIFR
(per million hours worked)


Total cash costs and all-in sustaining costs
($/oz)


■ Total cash costs   ☐ All-in sustaining costs (excluding stockpile write-offs)

Contribution to regional production by mine – 2013
(%)



● Mponeng 27   ● Moab Khotsong 16
○ Surface Operations 18   ● Kopanang 14
● TauTona 18   ● Great Noligwa 7

Surface Operations

- Surface Operations extracts gold from marginal ore dumps and tailings storage facilities on surface at various Vaal River and West Wits operations. Uranium is produced as a by-product, as is backfill that is used as mining support. Surface Operations includes MWS which operates independently.

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OPERATIONS – REGIONAL REVIEW continued

South Africa

Key statistics

	Units	2013	2012	2011
Operational performance				
Tonnes treated/milled	Mt	39.2	22.2	16.4
Pay limit [1]	oz/t	0.36	0.40	0.54
	g/t	13.37	12.41	11.98
Recovered grade [1]	oz/t	0.204	0.219	0.232
	g/t	7.00	7.50	7.95
Gold production	000oz	1,302	1,212	1,624
Total cash costs	$/oz	850	873	694
Total production costs	$/oz	1,070	1,097	910
All-in sustaining costs [2]	$/oz	1,120	1,189	
Capital expenditure	$m	451	583	532
Productivity	oz/TEC	4.47	4.19	5.85
Safety				
Number of fatalities		6	11	9
AIFR	per million hours worked	12.63	13.24	15.57
People				
Average no of employees: Total		32,406	34,186	32,082
– Permanent employees		28,526	29,740	28,176
– Contractors		3,880	4,446	3,906
Employee turnover	%	12	8	9
Training and development expenditure	$m	45	63	50
Environment				
Total water consumption	ML	27,228	[5] 23,813	18,821
Total water use per tonne treated	kL/t	0.69	1.07	1.15
Total energy usage	PJ	11.80	11.65	11.68
Total energy usage per tonne treated	GJ/t	0.30	0.52	1.71
Total greenhouse gas (GHG) emissions	000t CO_2e	2,963	[6] 2,982	[6] 2,930
Total GHG emissions per tonne treated	t CO_2e/t	0.08	0.13	0.18
Cyanide [4] used	t	9,688	6,129	3,913
No. of reportable environmental incidents		3	10	12
Total rehabilitation liabilities:	$m	78.1	148.8	154.8
– restoration	$m	10.0	43.7	73.7
– decommissioning	$m	68.1	105.1	81.1
Community and government				
Community expenditure [3]	$m	8.4	7.7	3.7
Payments to government	$m	157	251	313
– Dividends	$m	–	–	–
– Taxation	$m	12	81	102
– Withholding tax (royalties, etc.)	$m	12	29	71
– Other indirect taxes and duties	$m	–	1	–
– Employee taxes and other contributions	$m	122	131	132
– Property tax	$m	5	3	3
– Other (includes skills development)	$m	6	6	5

[1] *Refers to underground operations only.*
[2] *Excludes stockpile write-offs.*
[3] *Includes corporate social investment expenditure.*
[4] *International Cyanide Code Compliance: The South Africa operations were certified in 2007 and recertified in 2010 and 2011.*
[5] *This figure was misprinted in the Integrated Report 2012.*
[6] *The Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a reduction in electricity-related emissions.*

Review of the year

Operational performance

Production

Overall production in the South Africa region rose by 7%, reflecting a recovery from the second half of 2012, which was negatively affected by industrial action.

Increased output at Moab Khotsong was a result of the higher grade mined and reduced dilution owing to a decrease in stoping widths. The improved grade and greater volumes treated at Surface Operations, following the optimisation of MWS's processes and systems, also made a positive contribution.

The South Africa region's contribution to group attributable production remained stable at around 32%. The Vaal River operations produced 1.38Mlb of uranium as a by-product.

Costs

Despite increases in wages and electricity tariffs that exceeded inflation, as well as expenditure incurred on improving overall safety standards, costs per ounce for the South Africa region declined.

Project 500, an initiative to reduce overall group costs by $500m in the 18 months to end 2014, was piloted for the South Africa region at Moab Khotsong during the second quarter of 2013. Projects were deferred and cost-saving initiatives to optimise energy consumption and underground locomotive fleets, as well as to reduce consumable expenditure, were implemented.

By year-end, regional quarterly cash costs had improved markedly, declining from $890/oz in the second quarter to $767/oz in the last quarter of the year. Costs at Moab Khotsong in particular declined from $1,052/oz in the first quarter to $596/oz in the last quarter of the year as grades improved according to plan.

Capital expenditure

Capital expenditure for the year totalled $451m, a decline of 23% on the previous year. This follows the scaling back of project investment as part of the cost-cutting initiatives across the portfolio. Capital expenditure in 2013 was predominantly on ore reserve development across all underground operations.

Growth and improvement

TauTona is the leading test site for the new technology being developed by the ATIC. Significant progress was made in three key areas of focus: geological drilling, reef boring and ultra-high-strength backfill. The ultimate aim is the development of

> " *Various cost securing initiatives resulted in a 3% decrease in total cash costs per ounce.* "

a more automated mining method for deep-level underground operations in South Africa which will enable us to safely mine all of the gold, and only the gold, all of the time on these large, deep ore bodies.

Project Zaaiplaats at the Moab Khotsong mine was temporarily halted while alternative development options for the project are evaluated. The deepening project at Mponeng was also slowed to optimise expenditure.

Mineral Resource and Ore Reserve

As at 31 December 2013, the total Mineral Resource (inclusive of the Ore Reserve) for the South Africa region was 94.27Moz (2012: 98.60Moz) and the Ore Reserve 30.90Moz (2012: 31.56Moz). This is equivalent to around 40% and 45% of the group's Mineral Resource and Ore Reserve respectively.

Sustainability performance

People

A total of 32,406 people were employed on average by the South Africa region – 28,526 full-time employees and 3,880 contractors – as compared to 34,186 in 2012. The 5% decline in the number employed was a result of cost rationalisation initiatives implemented across the group. Productivity remained low at 4.47oz/TEC in 2013 (2012: 4.19oz/TEC).

Biennual wage talks with organised labour, through the established gold sector's centralised collective bargaining forum, overseen by the Chamber of Mines, were concluded after mediation and a short strike at the Vaal River operations only. The Association of Mineworkers and Construction Union (AMCU), a relative newcomer to the gold sector, voluntary participated in wage discussions for the first time with the NUM, UASA and Solidarity on behalf of their members.

OPERATIONS – REGIONAL REVIEW continued

South Africa

A two-year wage agreement was concluded with organised labour groups representing the majority (63%) of employees in industry. While AMCU was not party to the final settlement, the agreement was extended to all employees in the bargaining unit, irrespective of union affiliation. The wage agreement included salary increases in the first year, effective 1 July 2013, of 8% for Category 4 and 5 employees (including rock-drill operators) and 7.5% for the balance of the workforce and an increase linked to South Africa's rate of inflation in the second year. See the Annual Sustainability Report 2013 for additional information.

Safety

There were regrettably six fatalities during 2013 (2012: 11) – one at the Vaal River operations and five at the West Wits operations. The fatality at Moab Khotsong in December, ended a record run of 4.7 million fatality free shifts (538 days) for the Vaal River Operations.

There was an overall improvement in safety performance. The all injury frequency rate (AIFR) for the South Africa region was 12.63 per million employee hours worked compared to 13.24 in 2012, the best performance for the region in the company's history.

Safety remains the critical focus area in South Africa and this steadfast commitment is coupled with initiatives to prevent fatalities by analysing and monitoring near-misses and high-risk safety incidents, most notably those involving falls of ground, underground rail-bound transport and heavy mobile equipment. This information will also feed into work being done by the ATIC, which has as one of its objectives improved safety.

In particular, the Chencha Nqondo campaign, which focuses on changing the mind-set of employees regarding rules, regulations and behaviour, is under way at TauTona. At Mponeng, a new safety theme, "Safe Gold Our Future", was launched to address safety performance. Measures to mitigate the risk of truck and tramming incidents are currently being implemented across the region.

Spending on improved safety measures related to falls of ground was increased across the region. This included most notably the installation of netting and bolting support and full metal support props in key areas.

Health

The annual cure rate for tuberculosis (TB) has improved and exceeds World Health Organization targets. However, there was an increase in silicosis rates in 2013 that reverses the downward trend of recent years. This short-term trend is being examined. The company remains committed to its long-term goal of eliminating new cases of silicosis. It should be noted that the long latency period for silicosis means that diagnosis may only occur years after exposure. Unfortunately 10 new cases of noise-induced hearing loss (NIHL) were identified in 2013 and management is determined to reduce this number and achieve the industry benchmark.

Sick-shift rates remain high. TB incidence highlights the complex issue of cross-border migration of communicable diseases in the Southern African Development Community (SADC) and has received growing attention from government.

By year-end 2013, roughly a third of Category 4 to 8 employees were receiving treatment for a chronic disease which includes both communicable (such as TB and HIV) and non-communicable diseases, such as hypertension and diabetes.

Environment

There were three significant environmental incidents in the South Africa region during the year, all at MWS. The tailings pipeline running from MWS to the tailings storage facility failed following the illegal removal of the pipeline's flanges, leading to a spillage. Operations were temporarily suspended and containment walls built to contain the spill and minimise the environmental impact.

Following a series of remediation efforts, water quality in the Koekemoer Spruit, near MWS, had largely returned to pre-spillage conditions in the weeks following the incident. Interim process water containment infrastructure, which was a priority, was completed in 2013. Work is to begin on the construction of more permanent return water facilities.

The Department of Water Affairs and the National Nuclear Regulator have reviewed operations at MWS and approved proposed action plans and progress made. AngloGold Ashanti continues to engage with the Federation for a Sustainable Environment, a local NGO, to communicate improvements made at operations in the region.

The potential for inter-mine flooding at both the Vaal River and West Wits operations remains a risk and major focus area, compounded by the failure of neighbouring mines to contribute to pumping costs. At year-end, AngloGold Ashanti was pumping water from underground operations that it does not own and that have ceased working, to prevent flooding of its current mine workings. The annual cost of this pumping is approximately $4.7m.

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The region's strategic environmental focus areas remain integrated water management, closure planning, waste management, knowledge management, legal compliance and the dust mitigation programme for tailings storage facilities.

Communities

The delivery of community development projects is informed by the Social and Labour Plans (SLPs) that are submitted every five years to the DMR, detailing community development projects and targets. The SLPs developed for the South African operations in consultation with the DMR, local municipalities and communities for the period 2010 to 2014 have yet to receive final approval owing to backlogs at the DMR. These plans include board-approved commitments amounting to R418m ($46.4m) for local economic and enterprise development and community and human resources projects.

The Social and Institutional Fund addresses the Millennium Development Goals. This fund invested a total of $1.4m in 2013, bringing the total spent to date to $3m, of which $1m has been spent in labour-sending areas.

Good progress is being made in preferential procurement, human resource development and national certificate vocational work. Some work remains to be done regarding services expenditure to ensure compliance with the Mining Charter, and adult basic education and training for both employees and communities.

Contributions to education in both local and labour-sending communities are a priority. The Vaal Reefs Technical High School's Science and Maths laboratories were officially opened during 2013. AngloGold Ashanti was commended for its contribution to improvements in the quality of

" *The emphasis in 2014 will remain on optimising productivity and reducing costs.* "

education, especially regarding mathematics and science. The Goso Forest Science laboratory was handed over to the ministers of Mineral Resources and Basic Education, the Executive Mayor of the OR Tambo District Municipality and the community of Lusikisiki. The ministers acknowledged AngloGold Ashanti's role in empowering communities and noted the important role to be played by public-private partnerships in delivering vital infrastructure projects in host and labour-sending communities.

Outlook

The emphasis in 2014 will remain on cost containment, improving productivity and eliminating production of unprofitable ounces.

In 2014, attributable production from the South Africa region is expected to be between 1.2Moz and 1.3Moz at a total cash cost of between $768/oz and $820/oz (all-in sustaining cost of $998/oz – $1,047/oz). Capital expenditure of $305m to $328m is estimated.

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OPERATIONS – REGIONAL REVIEW continued

Continental Africa

CONTINENTAL AFRICA

There are nine mining operations in six countries in the Continental Africa region. They are:

Democratic Republic of the Congo

- **Kibali**, which began commercial production in October 2013, is adjacent to the town of Doko and 180km from Arua on the Ugandan border. When completed, Kibali will be one of the largest mines of its kind in Africa. The project is co-owned by AngloGold Ashanti (45%), Randgold Resources (45%) and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. Randgold Resources manages and operates the mine.

Ghana

- **Iduapriem**, which comprises the Iduapriem and Teberebie properties in a 110km^2 concession, is located in the Western Region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of the Tarkwa mine. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

- **Obuasi** is located in Ghana's Ashanti Region, approximately 60km south of Kumasi. Mining operations are primarily underground, to a depth of 1.5km. Some surface mining in the form of open-pit and tailings reclamation occurs. Obuasi's processing plant, with a monthly capacity of 180,000t, treats both sulphide ores from an underground mine and sulphide tailings. A mine improvement process is underway to enhance production rates through the mechanisation of all mining blocks, and to improve the life of mine plan, taking account of organisational structure, water management, environment and community.

Guinea

- **Siguiri**, a multiple open-pit oxide gold mine, in the relatively remote district of Siguiri, around 850km northeast of the country's capital, Conakry. The area has significant potential for gold mining and has long been an area of traditional artisanal mining. The gold processing plant treats about 30,000t daily. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining interest held by the Government of Guinea.

Mali

- **Morila** is a joint venture between AngloGold Ashanti and Randgold Resources, which manages the mine and in which each has a 40% interest. The Government of Mali owns the remaining 20%. Morila is situated 180km southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an up-front gravity section to extract the free gold, has an annual throughput capacity of 4.3Mt. With the conclusion of mining in 2009, operations currently involve processing of the remaining stockpile of 5Mt (marginal ore and marginal waste) at year-end.

- **Sadiola** is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The Government of Mali owns the remaining 18%. The Sadiola mine is situated in southwestern Mali, some 77km south-southwest of the regional capital Kayes. Mining takes place in five open-pits. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-leach (CIL) gold plant where the ore is eluted and smelted.

- **Yatela** is 80% owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40% stake. The balance of 20% is owned by the Government of Mali. Yatela is situated 25km north of Sadiola. Ore extraction in most of the open pits has been completed.

> " *Kibali is an important addition to the Continental Africa region, significantly improving the quality of our asset portfolio and providing good growth potential.* "

KPI KEY PERFORMANCE INDICATORS

Production
(000oz)



09	1,585
10	1,492
11	1,570
12	1,521
13	**1,460**

Productivity
(oz/TEC)



09	12.23
10	11.24
11	11.41
12	10.97
13	**9.97**

AIFR
(per million hours worked)



09	6.09
10	5.26
11	3.03
12	2.26
13	**1.97**

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
09	608	
10	712	
11	698*	
12	830*	1,235
13	869	1,202

■ Total cash costs □ All-in sustaining costs (excluding stockpile write-offs)

* Restated due to the adoption of IFRIC 20

Namibia

- **Navachab** is situated near the town of Karibib some 170km northwest of the capital Windhoek. Navachab, which began operations in 1989, is an open-pit mine with a 120,000t per month processing plant consisting of crushing, milling, carbon-in-pulp (CIP) and electro-winning facilities. Post year-end, AngloGold Ashanti signed a binding agreement to sell its entire interest in Navachab, subject to certain conditions.

Tanzania

- **Geita** is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza Region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit, which is currently mined as a multiple open-pit operation, has underground potential and is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant. While Geita generates its own power, the operation of its power generating facility is outsourced and fuel is delivered by road.

Contribution to regional production by mine – 2013
(%)



● Geita	31		● Morila	4
○ Siguiri	18		● Navachab	4
● Obuasi	17		● Kibali	3
● Iduapriem	15		● Yatela	2
● Sadiola	6			

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OPERATIONS – REGIONAL REVIEW continued

Continental Africa

Key statistics

	Units	2013	2012	2011
Operational performance				
Tonnes treated/milled	Mt	26.9	27.8	26.3
Pay limit	oz/t	0.049	0.041	0.036
	g/t	1.669	1.273	1.235
Recovered grade	oz/t	0.054	0.055	0.055
	g/t	1.69	1.70	1.87
Gold production	000oz	1,460	1,521	1,570
Total cash costs [1]	$/oz	869	830	698
Total production costs [1]	$/oz	1,086	1,060	953
All-in sustaining costs [2]	$/oz	1,202	1,235	
Capital expenditure [1]	$m	839	925	569
Productivity	oz/TEC	9.97	10.97	11.41
Safety				
Number of fatalities		2	5	3
AIFR	per million hours worked	1.97	2.26	3.03
People				
Average no of employees: Total		16,625	16,621	16,539
– Permanent employees		10,778	10,014	9,783
– Contractors		5,847	6,607	6,756
Employee turnover	%	11	5	6
Training and development expenditure	$m	11	NR	NR
Environment				
Total water consumption	ML	21,031	[4] 19,132	[4] 20,203
Total water use per tonne treated	kL/t	0.67	0.60	0.66
Total energy usage	PJ	12.01	12.13	11.51
Total energy usage per tonne treated	GJ/t	0.38	0.38	0.37
Total greenhouse gas (GHG) emissions	000t CO_2e	969	978	938
Total GHG emissions per tonne treated	t CO_2e/t	0.03	0.03	0.03
Cyanide [5] used	t	13,720	14,065	14,219
No. of reportable environmental incidents		5	5	14
Total rehabilitation liabilities:	$m	411.0	427.5	364.3
– restoration	$m	273.3	275.1	238.5
– decommissioning	$m	137.7	152.4	125.8
Community and government				
Community expenditure	$m	13.3	13.3	13.5
Payments to government	$m	320	552	482
– Dividends	$m	21	[3] 51	68
– Taxation	$m	72	239	191
– Withholding tax (royalties, etc.)	$m	106	149	128
– Other indirect taxes and duties	$m	46	38	26
– Employee taxes and other contributions	$m	64	59	54
– Property tax	$m	5	6	4
– Other (includes skills development)	$m	6	10	11

[1] Restated for 2011 and 2012 in terms of the adoption of IFRIC 20.
[2] Excluding stockpile write-offs.
[3] Adjusted for Ghana – additional 2012 dividend.
[4] Annual water usage data restated to exclude domestic water consumption.
[5] International Cyanide Code Compliance: Sadiola and Yatela were certified in 2009, and Navachab and Siguiri ware certified in 2010.

NR = not reported

> " *Work associated with Project 500 helped to realise significant savings in the region.* "

Review of the year

Operational performance

Production

Production declined overall for the year, a result of planned downtime at Geita during the first quarter for the replacement of the SAG mill and the transition at Obuasi of development from contractors to AngloGold Ashanti. While production has steadily increased since, this did not fully offset the initial decline early in the year. Kibali began commercial production on 1 October 2013, while other operations neared the end of their working lives, particularly Yatela, which will continue with closure and rehabilitation activities in 2014.

At Obuasi, the mine improvement process progressed during the year with a ramp up of production and mechanised development rates and a gradual reduction in employee numbers at the operation. AngloGold Ashanti will continue to review all options available for Obuasi, taking into account the interests of all stakeholders.

Costs

Through work associated with Project 500, the region realised significant savings during the year. At Geita, an initiative to better align the asset's exploration strategy and budget with its mine plan led to cost savings of more than $20m for the year. Furthermore, inventory optimisation initiatives, revised contracts and a reduction in regional corporate costs led to additional savings of $17m for the Continental Africa region.

Capital expenditure

Capital expenditures for the year totalled $839m, of which $341m was spent on the development of Kibali. Of the sustaining capital expenditure, which included ore reserve development, the bulk was spent on the decline project at Obuasi and the mill replacement at Geita.

Growth and improvement

The production ramp up at Kibali will contribute additional ounces at a cost that is lower than the group average. The downturn in the gold price early in the year 2013 and the resultant emphasis on cost efficiency has led to the revision of mine plans and a cut-back in growth plans at many of the other operations in the region to enable the company to maximise cash flow even in a weaker gold price environment.

Management continues to see exciting opportunities in Guinea as exploration work continues on the Kounkoun trend, one of three priority greenfield exploration targets.

Mineral Resource and Ore Reserve

As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Continental Africa region was 69.06Moz (2012: 73.01Moz) and the attributable Ore Reserve, 24.41Moz (2012: 27.59Moz). This is equivalent to around 30% and 36% of the group's Mineral Resource and Ore Reserve respectively.

Sustainability performance

Sustainable development

Senior management at group level focused on key sustainable developments in the Continental Africa region during the year, with particular attention paid to projects that address key legacy issues. A key feature of the year was engagement with the various governments in the region regarding matters of mutual concern in their respective countries.

People

A total of 16,625 people were employed on average by the Continental Africa region – 10,778 full time employees and 5,847 contractors – as compared with 16,621 in 2012, as the new Kibali mine was commissioned and began its production ramp up. Productivity for the region was 9.97oz/TEC as compared to 10.97oz/TEC in 2012.

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Continental Africa

Safety

There were two fatalities in the region during the year (2012: five), one at Iduapriem and one at Obuasi. Overall, the safety performance continued to improve with an all injury frequency rate of 1.97 per million hours recorded for the year (2012: 2.26). This is an improvement of 35% in the last three years. Iduapriem, Geita and Yatela were lost-time injury free for the year.

Health

Given the presence of silica in the ore bodies being mined at the Continental Africa operations, a review of silica dust exposure and silicosis at all operations within the region is ongoing.

The programme to combat malaria continues to yield positive results, with improvements in the malaria incident rate recorded at Obuasi, Iduapriem and Geita. AngloGold Ashanti is also making good progress with the roll-out of this programme in alignment with the $140m Global Fund project to 40 priority districts in Ghana.

Environment

There were five significant environmental incidents in the region during 2013 – three at Obuasi, one at Geita and one at Iduapriem. Water management remains a critical issue, particularly in Ghana where water pollution is a legacy issue that continues to receive significant investment and focus. A water management strategy is being developed to minimise and, where possible, eliminate the potential harm from such pollution. Community support for this is being sought. Water treatment plants installed at Obuasi will enable us to optimise the management of process water across the operation (see pages 60 and 61 of the Annual Sustainability Report 2013 for more details).

Technology to assist with and improve the management of cyanide has been installed at both Ghanaian operations to ensure compliance with the International Cyanide Management Code. Currently, neither Obuasi nor Iduapriem, in Ghana, nor Geita, in Tanzania, are certified.

Stakeholder engagement and communities

A stakeholder mapping project for the Continental Africa region, conducted in partnership with the Wharton Business School, was finalised by year end. The project aimed to

> " Water management remains a critical environmental and legacy issue, particularly in Ghana. "

increase our understanding of our stakeholders, their networks and concerns, and in particular the relationships between the stakeholders and the operations.

There was an increase in VPSHR-related security incidents in 2012, largely owing to increased and more complex artisanal and small-scale mining (ASM) as well as illegal mining activities in Tanzania and Ghana. Initiatives are being considered for Ghana, Guinea, Mali and Tanzania involving multi-stakeholder partnerships with the World Bank, governments and other mining companies. An ASM formalisation project is currently being piloted at Geita.

In terms of the stability agreement signed with the Ghanaian government on the acquisition of Ashanti Goldfields in 2004, the company has been accruing 1% of profits after tax for two funds to benefit communities located within the mineral concessions at Obuasi and Iduapriem. This is in addition to other community investments. The funds were formally launched in 2013.

Outlook

In 2014, attributable production from Continental Africa is expected to be between 1.5Moz and 1.6Moz at a total cash cost of between $786/oz and $839/oz (all-in sustaining cost of $1,050/oz – $1,101/oz).

Capital expenditure of around $539m to $579m is planned – to be spent mostly on development of resources at Geita; development of the Obuasi Deeps Decline and mechanisation of existing conventional development methods at Obuasi; and completion of sulphide circuit and underground declines at Kibali.

Cost containment and enhanced productivity will remain priorities.

OPERATIONS – REGIONAL REVIEW continued

Australasia

AUSTRALASIA

AngloGold Ashanti has two operations in Australasia, both located in the northern goldfields of Western Australia. These are:

- **Sunrise Dam** (100%), located 220km northeast of Kalgoorlie and 55km south of Laverton. The mine produced ore from both an open pit and an underground mine during 2013. After more than 17 years of operation, the open pit was completed to a depth of 490m below surface at the end of 2013. Sunrise Dam will transition to solely underground mining in 2014. Mining is conducted by contract mining companies and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is owner-managed.

- **Tropicana**, a joint venture between AngloGold Ashanti (70%), which manages the operation, and Independence Group NL (30%), is Australia's newest gold mine. Tropicana is located 200km east of Sunrise Dam, and 330km east-northeast of Kalgoorlie. Development of this project began following board approval in November 2010. First gold was poured ahead of schedule and within budget in September 2013. Innovation has been incorporated into the design of Tropicana's mining and processing systems, from the start of exploration through to environmental management and closure planning.

A greenfield exploration programme is also underway in Australia where the group has an interest in approximately 13,000km^2 of tenements. See the Exploration Review for further information.

> **"** *The start of production at Tropicana was a significant milestone for the region.* **"**

KPI KEY PERFORMANCE INDICATORS

Production
(000oz)



09	401
10	396
11	246
12	258
13	**342**

Productivity
(oz/TEC)



09	73.52
10	66.77
11	40.29
12	43.46
13	**49.64**

AIFR
(per million hours worked)



09	8.64
10	13.10
11	18.11
12	6.33
13	**7.68**

Total cash costs and all-in sustaining costs
($/oz)



09	662
10	982
11	1,431
12	1,211 / 1,680
13	1,047 / 1,376

■ Total cash costs □ All-in sustaining costs (excluding stockpile write-offs)

Contribution to regional production by mine – 2013
(%)



● Sunrise Dam	81
○ Tropicana	19

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Australasia

Key statistics

	Units	2013	2012	2011
Operational performance				
Tonnes treated/milled	Mt	4.3	3.4	3.6
Pay limit	oz/t	0.09	0.08	0.10
	g/t	2.82	2.42	3.00
Recovered grade	oz/t	0.072	0.070	0.063
	g/t	2.45	2.39	2.16
Gold production	000oz	342	258	246
Total cash costs	$/oz	1,047	1,211	1,431
Total production costs [2]	$/oz	1,333	1,358	1,622
All-in sustaining costs [1]	$/oz	1,376	1,680	
Capital expenditure [2]	$m	285	369	102
Productivity	oz/TEC	49.64	43.46	40.29
Safety				
Number of fatalities		0	0	0
AIFR	per million hours worked	7.68	6.33	18.11
People				
Average no of employees: Total		925	494	509
– Permanent employees		281	110	101
– Contractors		644	384	408
Employee turnover	%	22	14	21
Training and development expenditure	$m	2	1	1
Environment				
Total water consumption	ML	4,828	3,104	4,059
Total water use per tonne treated	kL/t	1.03	0.92	1.14
Total energy usage	PJ	2.81	[4] 2.08	[4] 2.14
Total energy usage per tonne treated	GJ/t	0.60	0.62	0.60
Total greenhouse gas (GHG) emissions	000t CO_2e	174	[5] 125	[5] 130
Total GHG emissions per tonne treated	t CO_2e/t	0.04	0.04	0.04
Cyanide [3] used	t	1,658	1,331	1,379
No. of reportable environmental incidents		2	1	1
Total rehabilitation liabilities:	$m	53.1	61.5	42.0
– restoration	$m	21.9	26.8	27.8
– decommissioning	$m	31.2	34.7	14.2
Community and government				
Community expenditure	$m	0.5	0.5	0.3
Payments to government	$m	49	88	122
– Dividends	$m	–	–	–
– Taxation	$m	7	47	81
– Withholding tax (royalties, etc.)	$m	16	11	10
– Other indirect taxes and duties	$m	–	–	–
– Employee taxes and other contributions	$m	26	30	31
– Property tax	$m	–	–	–
– Other	$m	–	–	–

[1] *Excluding stockpile write-offs.*

[2] *Restated in terms of the adoption of IFRIC 20.*

[3] *International Cyanide Code Compliance: Sunrise Dam was certified in 2007 and recertified in 2010.*

[4] *These figures were misprinted in the Integrated Report 2012.*

[5] *Sunrise Dam's GHG emissions changed due to the restatement of energy usage (see page 75).*

Review of the year

Operational performance

Production

The start-up of Tropicana in September 2013 contributed to an increase in production for the Australasia region of 33% to 342,000oz, remaining steady at 8% of total group production in 2013.

Production at Sunrise Dam increased to 276,000oz as higher grade ore from the Crown Pillar in the base of the open pit was processed. Open-pit mining was completed by year-end. From 2014, Sunrise Dam will be solely an underground operation. During the year, changes to underground grade control and mine design, combined with improved productivity, resulted in a substantial improvement in underground mining costs.

The new Tropicana operation contributed an attributable 66,000oz to Australasian production for the year, in line with guidance. At year-end, the processing plant had achieved 90% availability. Mining started in mid-2012 and during the year, a third excavator and truck fleet was mobilised to site, bringing the mining fleet to full capacity.

Costs

Total cash costs declined year-on-year by 14% and all-in sustaining costs by 18%. Costs for the Australasian region were positively affected by the start of production at Tropicana, and by productivity improvements and the treatment of higher grade ore at Sunrise Dam.

Capital expenditure

Capital expenditure for the region totalled $285m – $39m at Sunrise Dam, primarily on the development of the ore body, and $241m at Tropicana on construction and commissioning.

Growth and improvement

At Sunrise Dam the focus will remain on reducing underground mining costs through a multi-pronged project that is focusing on productivity improvements and an innovative approach to grade control and mine design based on a systematic reverse circulation drilling strategy. From 2014 the operation is targeting consistent underground production in excess of 2Mtpa, with additional mill capacity filled by the substantial surface stockpiles. Potential for mine-life extensions at Sunrise Dam remains high, with mineralisation remaining open below a depth of 1,500m.

During 2013, drilling focused on the upper sections of the Vogue zone, which lies beneath the Cosmo and adjacent Dolly domains. Capital development is progressing into Vogue in order to undertake further drilling within this extensive orebody and to establish the development levels required to bring Vogue ore into production in 2015.

The Tropicana joint venture has an extensive tenement holding in the Tropicana Belt, where there is believed to be good potential for further discoveries. Systematic exploration continues. In 2014 there will be a focus on finding additional ore within trucking distance of the processing plant.

In late 2013, the Havana Deeps prefeasibility study, which considered the trade-off between open pit and underground mining of mineralisation below the Havana orebody, was completed. Drilling as part of this study confirmed the down-plunge extent of the main high-grade shoots of the Havana orebody. The recommendations of the prefeasibility study being considered by the Tropicana joint venture partners early in 2014 include a phased-approach to an enhanced prefeasibility study, which would include targeted exploration of shoot repetitions north of the Havana Deeps' Mineral Resource, in order to further improve the economics of the project.

Mineral Resource and Mineral Reserve

As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Australasia region was 8.63Moz (2012: 8.34Moz) and the attributable Ore Reserve, 3.81Moz (2012: 3.91Moz). Sunrise Dam accounted for 37% and Tropicana 63% of the region's Mineral Resource, and around 4% and 6% of the group's Mineral Resource and Ore Reserve respectively.

Sustainability performance

Sustainable development

A sustainability management plan has been developed that identifies key actions to be undertaken to improve sustainability performance. Each operation is developing a sustainability plan and reports quarterly on their respective performance in meeting site sustainability goals.

To achieve these plans, AngloGold Ashanti will continue to ensure its people have the safety skills, tools and supervision to go about their work safely. This is achieved through training (Safety Leadership Programme) and the promotion of safe behaviours on the part of all employees,

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OPERATIONS – REGIONAL REVIEW continued

Australasia

subcontractors and visitors. The region has continued to share its experiences and learnings from these and others across the group.

Sustainability-related issues can emerge at any time during the life of the mine, from exploration through to closure. With Sunrise Dam moving to solely underground operation in 2014, there will be new challenges for the mine and the need to identify sustainability synergies across both Sunrise Dam and Tropicana.

People

A total of 925 people were employed on average by the Australasia region – 281 full time employees and 644 contractors – as compared with 494 in 2012. Productivity remained high, with the Australasia region reporting 49.64oz/TEC in 2013 (2012: 43.46oz/TEC), the highest in the group.

Safety

No fatalities were reported and the AIFR for the region was 7.68 per million hours worked (2012: 6.33).

Sunrise Dam was re-certified to OSHAS 18001 by an external third party.

Environment

There were two significant incidents during the year related to a diesel spill and a saline water spill at Tropicana. Clean-up activities for both events were undertaken immediately.

The high cost of energy remains a challenge in Australia. Studies into the feasibility and advantages of piping natural gas, as an alternative to diesel, for power generation at both Sunrise Dam and Tropicana are being finalised.

With open pit mining at Sunrise Dam coming to an end, progressive bulk earthworks have been completed on the waste dumps and the operation's initial tailings storage facility has been fully rehabilitated.

Communities

Australia has a relatively stable operating environment in terms of community engagement. The Australasia region is, however, experiencing greater complexities and challenges in sustaining its operations as governments and communities request more from mining companies and competition intensifies for resources. A vital element of community engagement in the region is maintaining pro-active, transparent dialogue with local communities and providing feedback as widely and broadly as possible.

Under the community engagement strategy a number of themes are based around the "think local" initiative with a particular focus on local procurement, employment and small-business development through support of local communities and the establishment of an active youth engagement strategy.

Several indigenous businesses have been engaged in contracts to provide services at both operations. Most of these were small to medium enterprises that continue to receive ongoing capacity development with AngloGold Ashanti.

AngloGold Ashanti has been pro-active in a campaign to recruit residents from the Eastern Goldfields of Western Australia and among, in particular, local indigenous residents, for employment opportunities at its sites. Entry-level training programmes were introduced for indigenous candidates that include on-the-job work experience and provide insight into mining and working at a FIFO operation.

Outlook

During 2014, the Tropicana mine is expected to achieve full production rates. This, together with productivity initiatives at Sunrise Dam, will contribute to increased production and lower overall costs for the region. The region aims to contribute positively to the Project 500 goal of achieving improved production with spend efficiencies.

In 2014, attributable production from the Australasia region is expected to be between 580,000oz and 622,000oz at a total cash cost of between $711/oz and $760/oz (all-in sustaining cost of $894/oz – $937/oz). Capital expenditure of $80m – $86m is planned.

AMERICAS

The Americas, an important growth area for AngloGold Ashanti, includes operations and projects in Argentina, Brazil, Colombia and the United States.

Argentina

- AngloGold Ashanti has a 92.5% stake in **Cerro Vanguardia**, the company's sole operation in Argentina, with Fomicruz, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. Located to the northwest of Puerto San Julián in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open-pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.

Brazil

- **AngloGold Ashanti Córrego do Sítio Mineração** (AGA Mineração), which is wholly owned, comprises two operational units located in the state of Minas Gerais, close to the city of Belo Horizonte:

  - The **Cuiabá** operation includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plant complexes. Cuiabá has been in operation for 26 years while Lamego is a recently developed underground mine. Ore from the Cuiabá and Lamego mines is processed at the Cuiabá gold plant. The concentrate produced is then transported 15km by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total annual capacity of the complete Cuiabá circuit is 1.7Mt and recoveries of 93% are achieved.

  - The **Córrego do Sítio** operation comprises one surface (oxide) and two underground (sulphide) mines, as well as a heap leach pad and sulphide plant.

- **Serra Grande**, which is wholly owned, is located in central Brazil in the state of Goiás, about 5km from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open-pit on the outcrop of the Mina III orebody. One dedicated metallurgical plant treats all ore mined. Annual plant capacity, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.15Mt.

Colombia

- Two advanced major exploration projects currently underway in Colombia are **La Colosa** and **Gramalote**. Extensive exploration activities are also being conducted in the region by either AngloGold Ashanti teams or together with joint venture partners. Refer to the Exploration Review for further details.

United States

- AngloGold Ashanti holds a 100% interest in the **Cripple Creek & Victor** (CC&V) Gold Mining Company's Cresson mine, located in the state of Colorado. A surface mining operation provides ore to a crusher and valley leach facility, one of the largest in the world. Production from the mine life extension (MLE1) project is well underway and will continue until 2016 at current mining rates. A second life extension and production expansion project (MLE2) is in implementation phase and is expected to increase production significantly from 2015.

KPI KEY PERFORMANCE INDICATORS

Production
(000oz)



09	816
10	842
11	891
12	953
13	**1,001**

Productivity
(oz/TEC)



09	21.18
10	22.44
11	20.70
12	17.47
13	**16.63**

AIFR
(per million hours worked)



09	7.12
10	5.66
11	6.33
12	4.34
13	**3.58**

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
09	362	
10	432	
11	569*	
12	669*	1,006
13	671	970

■ Total cash costs □ All-in sustaining costs (excluding stockpile write-offs)

* Restated in terms of the adoption of IFRIC 20

Contribution to regional production by mine – 2013
(%)



● AGA Mineração	39
○ Cerro Vanguardia	24
● Cripple Creek & Victor	23
● Serra Grande	14

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OPERATIONS – REGIONAL REVIEW continued

Americas

Key statistics

	Units	2013	2012	2011
Operational performance				
Tonnes treated/milled	Mt	26.7	25.7	23.6
Pay limit	oz/t	0.026	0.024	0.026
	g/t	0.897	0.822	0.891
Recovered grade	oz/t	0.036	0.034	0.034
	g/t	1.20	1.16	1.15
Gold production (attributable)	000oz	1,001	953	891
Silver (attributable)	Moz	3.3	2.4	2.8
Total cash costs [1]	$/oz	671	669	569
Total production costs [1]	$/oz	886	907	834
All-in sustaining costs [2]	$/oz	970	1,006	
Capital expenditure (100% basis) [1]	$m	410	409	466
– Attributable (including Colombia)	$m	405	395	436
– Attributable (excluding Colombia)	$m	391	387	433
Productivity	oz/TEC	16.63	17.47	20.70
Safety				
Number of fatalities		0	1	2
AIFR	per million hours worked	3.58	4.34	6.33
People				
Average no of employees: Total				
(100% basis and excluding Colombia and Denver regional office)		8,374	7,896	7,389
– Permanent employees		5,979	5,509	5,273
– Contractors		2,395	2,387	2,116
Employee turnover	%	14	11	7
Training and development expenditure (excluding Colombia)	$m	3	6	5
Environment (excludes Colombia)				
Total water consumption	ML	11,732	7,456	6,749
Total water use per tonne treated	kL/t	0.44	0.29	0.28
Energy usage	PJ	6.06	5.88	5.25
Total energy usage per tonne treated	GJ/t	0.23	0.23	0.22
Total greenhouse gas (GHG) emissions	000t CO_2e	399	389	348
Total GHG emissions per tonne treated	t CO_2e/t	0.013	0.015	0.015
Cyanide [3] used	t	6,203	5,807	4,795
No. of reportable environmental incidents		0	0	0
Total rehabilitation liabilities (includes Colombia):	$m	236.6	249.5	230.3
– restoration	$m	194.3	211.9	192.3
– decommissioning	$m	42.3	37.6	38.0
Community and government (includes Colombia)				
Community expenditure	$m	5.7	5.1	4.9
Payments to government	$m	314	356	302
– Dividends	$m	8	10	7
– Taxation	$m	103	146	121
– Withholding tax (royalties, etc.)	$m	47	44	33
– Other indirect taxes and duties	$m	8	10	11
– Employee taxes and other contributions	$m	100	94	83
– Property tax	$m	3	3	3
– Other	$m	45	49	44

[1] *Restated in terms of the adoption of IFRIC 20.*
[2] *Excluding stockpile write-offs.*
[3] *Internation Cyanide Code Compliance: CC&V was certified in 2007 and recertified in 2014; Córrego do Sítio and Queiroz (AGA Mineração) and Serra. Grande were certified in 2009 and recertified in 2012. Cerro Vanguardia was certified in 2011.*

Review of the year

Operational performance

Production

Production from the Americas region increased by 5% over 2012, achieving a record of more than 1Moz of production.

The higher level of regional production reflected the first full year of 100% ownership of Serra Grande and increased output from Cerro Vanguardia, which delivered higher tonnages and grades. AGA Mineração also delivered a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes in the second half of the year.

Production at CC&V's Cresson mine has been affected by the severe drought since 2010, with the lack of water reducing percolation through the heap-leach pad; however, the increased availability of fresh water during 2013 positively impacted heap leach pad production.

The Americas region's contribution to group attributable production remained stable at around 24%. In addition, the region produced 3.3Moz of silver as a by-product.

Costs

Regional costs were stable in 2013 compared with 2012, largely due to the higher level of production from Argentina, cost management initiatives and the depreciation of both the Brazilian real and Argentinian peso. Costs were contained despite the challenging inflationary environments in both countries. Higher costs at CC&V were driven by lower recoverable grades, the longer haulage distances and increased prices of component parts. Lower gold and silver prices resulted in reduced taxation and royalties at all operations.

Project 500 initiatives designed to develop efficiencies and production improvements were implemented during the year. At Cerro Vanguardia this work included underground mine design optimisation and stabilisation of the carbon-in-leach and regeneration circuits.

Capital expenditure

Capital expenditure of $410m was 18% less than initially forecast. This follows the group-wide review of costs and strategic priorities to realign the group with the lower gold price environment. Much of the expenditure in 2013 was on the expansion project at CC&V and the projects in Colombia, which accounted for $189m in 2013.

Growth and improvement

CC&V's expansion project (MLE2) progressed according to plan and is expected to increase CC&V's output significantly. The mill is scheduled to be commissioned by the end of 2014, with production due to begin in 2015.

Optimisation initiatives to improve efficiencies will continue at all operations. Savings initiatives covering labour, contractors, energy, consumables and working and stay-in-business capital were implemented and completion is expected by December 2014.

Colombia remains a key area of focus for the future of the business. Studies and engagement with the local communities remain active and the exploration programme continues to yield promising results from the country. More information on this work can be found in the Exploration Review on page 62.

In Brazil, potential savings of around $34m were identified, with a small portion realised in 2013. Most of the initiatives are anticipated to yield results in 2014. The cost and cash management programme implemented in 2013 contemplates productivity improvements, optimisation of operational processes, reductions in power and materials pricing as well as reductions in administrative expenses.

Mineral Resource and Ore Reserve

As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Americas region was 61.06Moz (2012: 61.59Moz) and the attributable Ore Reserve, 8.82Moz (2012: 11.01Moz). This is equivalent to around 26% and 13% of the group's Mineral Resource and Ore Reserve respectively.

Sustainability performance

People

A total of 8,374 people were employed on average by the Americas region – 5,979 full-time employees and 2,395 contractors – as compared to 7,896 in 2012. Productivity for the region was 16.63oz/TEC as compared to 17.47oz/TEC in 2012.

OPERATIONS – REGIONAL REVIEW continued

Americas

The availability of mining skills remained a concern that is being accentuated in Brazil by preparations for the forthcoming FIFA World Cup next year and the Olympic Games in Rio de Janeiro in 2016.

Safety

No fatalities were reported in the Americas and the AIFR for the region was 3.58 per million hours worked in 2013 (2012: 4.34).

Health

Occupational health and medical surveillance systems across the region continue to be effective, with only minor exposure non-conformances identified. Again, there were no reported occurrences of occupational disease in the region, however the burden of non-occupational diseases is increasing. Operations within the region continue to address their specific challenges, and the focus over the next year will be on the consistent application of guidelines in the execution of site specific health plans. Beyond the regional consolidation of health data, each site continues to monitor and report on metrics relevant to its particular operations.

In Brazil, non-work related illness remains the main challenge and is being addressed through the "Mais Viver" programme which continues to generate active participation within the workforce. Health initiatives continue to reach beyond the workplace and into communities through the off-site accident prevention campaign, community partnerships, and various health promotion lectures dealing with prevalent community issues.

Cerro Vanguardia has focused on strengthening existing occupational health systems, with the optimisation of processes for medical surveillance, and the training of staff in specific areas including cyanide management, noise and dust management, cardiopulmonary resuscitation, and first aid.

Environment

There were no significant environmental incidents during the year. All operations in the Americas region are ISO 14001 compliant and all have been certified as being in compliance with the international cyanide management code.

Communities

In order to conduct its business, it is important that the company has a social licence to operate which reflects the community's goodwill towards the company and implies community acceptance for a company to maintain or implement its projects and conduct its operations. It remains a key strategic objective to maintain this social licence at our operations.

In Brazil, the community strategy is based on investments that aim to promote jobs, generate income, and improve the quality of health and education in the communities that surround our operations. Since 2010, the annual 'Public Call for Projects' has helped to align AngloGold Ashanti's sustainability and economic development projects with the needs of the community. Since then these public calls have resulted in the approval of 98 projects which have directly benefitted 18,000 people.

Being pro-active in terms of community engagement is particularly important at the Colombian operations, where we have experienced some community opposition to proposed mining activities. Additionally, a concerted media strategy, involving the press, radio and television, was devised to seek to provide stakeholders with a strong understanding of how a project works and how such work could progress in the future, to their benefit and that of all Colombia.

Outlook

In 2014, attributable production from the Americas is expected to be between 0.94Moz and 1Moz at a total cash cost of between $714/oz and $762/oz (all-in sustaining cost of $990/oz – $1,039/oz). Capital expenditure of between $419m and $452m is expected – to be spent mostly on the expansion project at CC&V, ore reserve development and asset integrity. Cost containment and enhanced productivity remain priorities.

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MINERAL RESOURCE AND ORE RESERVE

Summary

AngloGold Ashanti's Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009).

Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC code, the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve were reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti therefore resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will, however, continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields and greenfields exploration programme, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.

GOLD PRICE

The local prices of gold were used as a basis for estimation of the December 2013 declaration.

The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.

MINERAL RESOURCE

The total Mineral Resource decreased from 241.5Moz in December 2012 to 233.0Moz in December 2013. A gross annual decrease of 2.8Moz occurred before depletion, while the net decrease after allowing for depletion is 8.5Moz. Changes in economic assumptions from December 2012 to December 2013 resulted in a 12.9Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 10.7Moz. Depletion from the Mineral Resource for the year totalled 5.8Moz.

The Mineral Resource was estimated at a gold price of US$1,600/oz (2012: US$2,000/oz).

ORE RESERVE

The AngloGold Ashanti Ore Reserve reduced from 74.1Moz in December 2012 to 67.9Moz in December 2013. A gross annual decrease of 6.2Moz includes depletion of 5.0Moz. The additional reduction of 1.2Moz in the Ore Reserve results from changes in economic assumptions from 2012 to 2013, which resulted in a reduction of 3.4Moz to the Ore Reserve, while exploration and modelling changes resulted in an increase of 2.2Moz.

The Ore Reserve was calculated using a gold price of $1,100/oz (2012: $1,300/oz).

Local prices of gold

	$/oz	South Africa ZAR/kg	Australasia AUD/oz	Brazil BRL/oz	Argentina ARS/oz
2013 Ore Reserve	1,100	360,252	1,249	2,551	6,186
2013 Mineral Resource	1,600	434,112	1,606	3,304	8,106

Inclusive Mineral Resource

		Moz
Mineral Resource as at 31 December 2012		**241.5**
Reductions		
Kopanang	Negative exploration results defined a large uneconomic area	(2.5)
Savuka	Depletions and transfers to TauTona and Mponeng	(3.0)
Obuasi	Revised domaining of Mineral Resource models	(2.4)
Geita	Gold price resulted in an increased cut-off	(1.6)
CC&V	Gold price, model grade and recovery factors	(2.1)
Other	Total of non-significant changes	(3.8)
Additions		
Mponeng	Transfers from the Savuka Mineral Resource	1.7
Kibali	Positive exploration results	2.0
La Colosa	Exploration growth tempered by reduced economics	1.2
Other	Total of non-significant changes	2.6
Disposals		
Kibali	Kibali South Inferred Mineral Resource transferred to SOKIMO	(0.6)
Mineral Resource as at 31 December 2013		**233.0**

Ore Reserve

		Moz
Ore Reserve as at 31 December 2012		**74.1**
Reductions		
Savuka	Depletions and transfers to TauTona and Mponeng	(0.5)
Moab Khotsong	Model changes and depletions	(0.5)
Sadiola	Model changes, economics and depletions	(0.7)
Geita	Economic changes had a significant negative effect	(1.5)
CC&V	Lower gold price	(1.2)
Other	Total non-significant changes	(3.0)
Additions		
Mponeng	Mainly due to net effect of transfer from Savuka	0.8
Other	Total non-significant changes	0.4
Ore Reserve as at 31 December 2013		**67.9**

Rounding of figures may result in computational discrepancies.

BY-PRODUCTS

Several by-products are recovered as a result of the processing of the gold Ore Reserve. These include 57,897t of uranium oxide from the South African operations, 382,766t of sulphur from Brazil and 29.6Moz of silver from Argentina.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC

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Codes. All Competent Persons are employed by AngloGold Ashanti, unless otherwise stated, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

• Mineral Resource and Ore Reserve at Kopanang and Great Noligwa Mines

• Mineral Resource and Ore Reserve at TauTona Mine

• Ore Reserve at Kibali Mine

• Mineral Resource at Gramalote

External reviews were conducted by the following companies: AMEC (Kopanang, Great Noligwa, TauTona and Gramalote) and Snowden (Kibali Mine). Certificates of sign-off have been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com).

Mineral Resource by region (attributable) inclusive of Ore Reserve

Gold		Tonnes	Grade	Contained gold	
as at 31 December 2013	Category	million	g/t	Tonnes	Moz
South Africa	Measured	164.79	2.48	409.37	13.16
	Indicated	949.84	2.07	1,968.70	63.30
	Inferred	51.36	10.78	553.96	17.81
	Total	1,165.99	2.51	2,932.03	94.27
Continental Africa	Measured	110.41	2.32	256.30	8.24
	Indicated	475.62	2.52	1,197.92	38.51
	Inferred	290.50	2.39	693.66	22.30
	Total	876.52	2.45	2,147.88	69.06
Australasia	Measured	35.57	1.65	58.87	1.89
	Indicated	70.92	2.10	148.71	4.78
	Inferred	20.05	3.04	60.92	1.96
	Total	126.54	2.12	268.51	8.63
Americas	Measured	293.87	1.06	310.12	9.97
	Indicated	277.67	1.26	349.90	11.25
	Inferred	1,268.53	0.98	1,239.20	39.84
	Total	1,840.07	1.03	1,899.22	61.06
AngloGold Ashanti	Measured	604.64	1.71	1,034.66	33.27
	Indicated	1,774.04	2.07	3,665.23	117.84
	Inferred	1,630.45	1.56	2,547.74	81.91
	Total	**4,009.13**	**1.81**	**7,247.63**	**233.02**

Rounding of figures may result in computational discrepancies.

Mineral Resource by region (attributable) exclusive of Ore Reserve

Gold as at 31 December 2013	Category	Tonnes million	Grade g/t	Contained gold Tonnes	 Moz
South Africa	Measured	15.33	18.11	277.65	8.93
	Indicated	230.62	3.71	856.27	27.53
	Inferred	17.00	18.74	318.52	10.24
	Total	262.95	5.52	1,452.43	46.70
Continental Africa	Measured	22.89	3.68	84.32	2.71
	Indicated	244.05	2.24	546.35	17.57
	Inferred	289.56	2.39	691.73	22.24
	Total	556.50	2.38	1,322.40	42.52
Australasia	Measured	3.21	0.87	2.80	0.09
	Indicated	43.29	1.97	85.30	2.74
	Inferred	20.05	3.04	60.92	1.96
	Total	66.55	2.24	149.02	4.79
Americas	Measured	152.12	0.95	145.07	4.66
	Indicated	203.04	1.04	211.91	6.81
	Inferred	1,265.98	0.97	1,225.98	39.42
	Total	1,621.13	0.98	1,582.96	50.89
AngloGold Ashanti	Measured	193.55	2.63	509.83	16.39
	Indicated	720.99	2.36	1,699.83	54.65
	Inferred	1,592.59	1.44	2,297.16	73.86
	Total	**2,507.13**	**1.80**	**4,506.82**	**144.90**

Ore Reserve by region (attributable)

Gold as at 31 December 2013	Category	Tonnes million	Grade g/t	Contained gold Tonnes	 Moz
South Africa	Proved	150.77	0.68	102.05	3.28
	Probable	731.97	1.17	859.08	27.62
	Total	882.75	1.09	961.13	30.90
Continental Africa	Proved	67.88	2.22	150.35	4.83
	Probable	250.06	2.44	608.99	19.58
	Total	317.93	2.39	759.34	24.41
Australasia	Proved	32.37	1.73	56.08	1.80
	Probable	27.16	2.30	62.33	2.00
	Total	59.53	1.99	118.41	3.81
Americas	Proved	140.68	1.05	148.17	4.76
	Probable	78.25	1.61	126.06	4.05
	Total	218.93	1.25	274.23	8.82
AngloGold Ashanti	Proved	391.70	1.17	456.65	14.68
	Probable	1,087.44	1.52	1,656.45	53.26
	Total	**1,479.14**	**1.43**	**2,113.11**	**67.94**

Rounding of figures may result in computational discrepancies.

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EXPLORATION REVIEW

The strategic review of the project development and exploration programmes resulted in significant realignment of the global exploration programme.

GREENFIELDS AND BROWNFIELDS EXPLORATION

Exploration at AngloGold Ashanti has two key processes aimed at adding significant value for the company:

- **Greenfields exploration**, which aims to make large, high-value gold discoveries leading directly to new mines.
- **Brownfields exploration**, which is focused on delivering value through incremental additions to the Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations.

Breakdown of exploration spend by activity
($m)



Brownfields*	146
Greenfields	75
Prefeasibility studies	100
Other	26

* Capitalised and expensed

Greenfields spend by region
($m)



South Africa	1
Continental Africa	16
Australasia	25
Americas	30
Middle East, North Africa	3

Brownfields spend by region
($m)



South Africa	10
Continental Africa	65
Australasia	17
Americas	54

Greenfields exploration

AngloGold Ashanti's greenfields exploration team has been recognised as an industry leader and has a proven track record that includes the world-class discoveries of La Colosa, Gramalote and Tropicana. These discoveries can be attributed to our committed and professional team of explorationists who work on a portfolio of highly prospective and strategic ground holdings. Greenfields exploration provides a pipeline of high-quality and rigorously prioritised exploration projects, which in turn lead to the discovery of new deposits and mines.

AngloGold Ashanti's greenfields exploration business unit underwent significant re-organisation in 2013, with the refocusing of the group's project portfolio to achieve a cost saving of more than 25% in 2013 from an initially approved $100m to actual realised expenditure of $75m. Greenfields also adjusted the portfolio for a significantly reduced budget of approximately $35m in 2014. The global greenfields exploration footprint was rationalised by 26,000km^2 but AngloGold Ashanti remains committed to its core greenfields projects and still retains over 23,000km^2 of highly-prospective ground in three countries – Australia, Colombia and Guinea – while also maintaining small ground positions in Argentina and Brazil.

In 2013, advanced greenfields exploration activities were conducted in six countries with over 161km of diamond, reverse circulation and aircore drilling completed. Drilling programmes aimed to test new high-priority targets in Australia, Brazil, the DRC and the Solomon Islands, and continued to delineate existing discoveries in Guinea and Colombia. Withdrawal or divestment of projects following the restructuring of the group's portfolio were conducted in the Middle East and North Africa region, the Solomon Islands, the DRC and the United States. Where the company has halted or suspended its activities, or is in the process of doing so, it will do so in a sensitive and responsible manner. The company intends to meet its community obligations and will work to ensure effective environmental rehabilitation is completed at its exploration sites as required.

Brownfields exploration

AngloGold Ashanti actively drives the creation of value by seeking to continually grow its Mineral Resource and Ore Reserve. This is based on a well-defined and active brownfields exploration programme, innovation in geological modelling and mine planning, and continual optimisation of the asset portfolio. In 2013, a total of $146m was spent on brownfields exploration ($51m capitalised and $95m expensed). Brownfields exploration was undertaken around most operating mines and advanced projects. Over 590km of diamond, reverse circulation and aircore drilling was completed on brownfields projects.

South Africa

Exploration continued with a total of 10 surface holes being drilled during the year, comprising four at Mponeng's Western Ultra-Deep Levels (WUDLs), three at Moab Khotsong, two at Project Zaaiplaats, and the completion of one shallower surface hole to the south west of Kopanang. A total of 9,476m was drilled.

Mponeng (WUDLs): UD51 intersected a low-grade thin channel Ventersdorp Contact Reef at a depth of 3,837.5m in February 2013. A long deflection is currently being drilled to obtain a second cluster about 100m from the original intersection and targeting thicker reef channel. The deflection has advanced to 3,384.6m and is approximately 450m from reef. UD59 reached a depth of 3,645m when the drill rod string was dropped. This resulted in the bottom 2,100m of the original hole being abandoned. Re-drilling of the hole has advanced to 1,893.8m. Similar in-hole problems were experienced at UD60. Re-drill has advanced from 304.5m to 1,156.5m. Percussion drilling at UD58 began in December and reached a depth of 472m.

Moab Khotsong: MGR6 advanced to 2,416.9m before it was stopped in May 2013 in response to a call to reduce capital expenditure. MHH2 intersected a poorly developed reef at 3,144.0m in April 2013. The intersection is an unusual development of Vaal Reef in a fault zone. Further plans to drill MHH3 were abandoned and the Hormah Prospecting Right that was due to expire in July 2013 was allowed to lapse. MCY6 was stopped at a depth of 3,039.4m in April 2013 after structural modeling showed that the Vaal Reef target blocks lie much deeper and further to the east, beyond the Mining Rights boundary.

> " Greenfields exploration provides a pipeline of high-quality and rigorously prioritised exploration projects, which in turn lead to the discovery of new deposits and mines. "

Zaaiplaats: MMB6 was the first of two Project Zaaiplaats holes to be drilled. The surface hole diamond drilling was completed within one year. MMB6 intersected Vaal Reef at 3,309.7m, only 11.3m above the depth expected from the 3-D seismic structural model. MMB7 the second of the Project Zaaiplaats holes intersected the Vaal Reef at 3,335.1m, 29m below the modelled reef position.

Kopanang: KGD12 was the final borehole in the Kopanang shallow-surface drilling programme. The hole was drilled to define the eastern margin of the high-grade VCR zone that was intersected in KGD8.

Continental Africa

Democratic Republic of the Congo

Total drilling for exploration at Kibali was 15,904m, with an additional 6,151m drilled on regional projects. Two areas were identified in the Karagba-Chauffeur-Durba (KCD) deposit as having a high potential for Mineral Resource conversion, 9000 Lode up-plunge and 5000 Lode down-plunge, which incorporated drilling of the 3000 Lode down-plunge. Drilling to test the 5000 Lode up-plunge of KCD was also completed in the Durba Hill area. Drilling was also undertaken at Mengu Hill, Ndala and Pakaka, with a review of historic data completed at the Gorumbwa deposit.

Results from the 9000 Lode confirmed the Mineral Resource potential, although the results indicate that drill-testing of the eastern portion up-plunge programme is of lower priority to targeting higher grades zones further up dip. Drilling of the 5000 and 3000 Lode down-plunge indicate that the 3000 Lode diminishes in grade and thickness down plunge from KCD but continued strong mineralisation is associated with the 5000 Lode, despite some structural complexity.

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EXPLORATION REVIEW _{continued}

Drilling of the up-plunge continuation of the 5000 Lode into the Durba Hill area of the KCD deposit confirmed the continuation of mineralisation, but also supported previously interpreted thinning of the mineralisation towards Gorumbwa.

At Mengu Hill, drilling showed that while there was reduced thickness and grade up-plunge, the down-plunge zone was underestimated. Sampling of geotechnical holes was also completed at Mengu Hill where they intersected the mineralisation.

At the Gorumbwa Deposit, a detailed re-logging and selective sampling of all historical Moto and KGM holes was undertaken. Digital capturing of historic underground mine plans to develop a 3D wireframe of workings was completed. The results of limited drilling at Ndala were disappointingly low in tenor.

Ghana

At Obuasi, a total of 5,902m was drilled, with 5,127m underground exploration and 775m surface exploration. Underground drilling took place from 24S-383E, targeting the Sansu 3/Red Zone 9 area. Surface drilling was limited to infill at Gyabunsu North.

At Iduapriem, a total of 4,813m RC pre-collar and diamond tail drilling was completed in Blocks 7 and 8. In addition, four diamond drill holes were drilled in the Ajopa area for geotechnical purposes but the data will inform the geological and Mineral Resource model. Reconnaissance mapping and sampling was undertaken around blocks 1, 5, 7 & 8 Footwall, and Bankyim.

Guinea

At Siguiri, brownfields exploration activities concentrated on the Block 1 licence area with a total of 86,200m drilled. Drilling focused on reconnaissance, Mineral Resource delineation and infill projects both for oxide and fresh-rock targets. Block 1 target generation programmes included induced polarisation (IP) and resistivity geophysical surveys over Komatiguiya NW, Niono and Seguelen. An updated geological map of the total Siguiri lease area was also completed during the year.

> " AngloGold Ashanti seeks to actively drive the creation of value by continually growing its Mineral Resource and Ore Reserve. "

Sterilisation drilling of the new tailing storage facility (TSF) return water dam south of the main CIP plant was completed with no significant gold values reported.

Fresh-rock drilling focused on the mineralisation potential below the pits of Bidini, Kami and Seguelen, with limited fresh-rock drilling also at Eureka, Kossise South East, and the Komatiguiya target. At Bidini pit access and drilling issues led to the introduction of directional drilling capabilities on site. At Kami, several encouraging assay results have been received to date, along with frequent reports of visible gold in the drill core. Fresh-rock drilling at Seguelen tested the continuation of mineralisation in fresh rock below Seguelen Pushback 1 and 2. Drilling identified three sets of gold-bearing quartz-carbonate veins, with the mineralisation also showing a strong lithological control.

Greenfields exploration drilling continued to delineate significant oxide mineralisation on the Kounkoun trend, located within 50km of the Siguiri mine, in Block 3. To date, mineralisation has been defined through drilling over 6,300m and 1,900m strike lengths in the eastern and western zones, respectively. The oxidised zone is typically between 60m and 100m deep, below which mineralisation continues in fresh rock. In 2013, a total of over 7,000m of aircore, 35,000m of reverse circulation and 3,100m of diamond drilling was completed with drilling continuing to indicate further upside potential. Results from these drill programmes were very encouraging and included, but were not limited to (true widths), 38.4m @ 2.97g/t Au in KKRC373, 52.2m @ 2.11g/t Au in KKRC361 and 15.5m

@ 5.58g/t Au in KKRC456*. Within Block 2 and Block 4, reconnaissance drilling and ground geophysical surveying was completed.

Tanzania

At Geita, a total of 38,239m of drilling was completed. A significant portion of exploration effort was dedicated to infill drilling programmes in active open pits (Geita Hill, Nyankanga and Star & Comet), as well as on their respective extensions. Limited pre-resource drilling programmes were undertaken to test 'blue sky' targets.

Two holes were drilled at Nyankanga to test a revised geological model that indicates the potential for repetitions of the Nyankanga style of mineralisation at depth, beneath the current pit. Both drill holes intersected mineralisation, with one intersecting a mineralised Banded Ironstone Formation package at a depth of approximately 800m.

Non-drilling activities undertaken during the year included regional and target-scale mapping, target consolidation, pit mapping and geology modelling. Considerable advances have been made in the geological understanding at both deposit and regional scales.

Mali

A total of 40,220m of reverse circulation drilling was completed at Sadiola and Yatela, with the focus on Sadiola where 28,038m expensed drilling was completed at Sadiola NE, Sadiola FNE, Sadiola Strike Extension, Tambali, Voyager West, S12, and Timbabougouni. Capital drilling amounted to 9,134m of reverse circulation at FN3 and 2,264 reverse circulation metres dedicated to sterilisation of the North-East corner of the Sadiola Sulphide Project waste dumps.

At Sadiola work was completed on a number of oxide targets close to the FE3/4 complex, Tambali and Sadiola as well as further away along known mineralised extensions. At S12 prospect, further exciting drilling results were recorded with both oxide and sulphide potential. The prospect is however situated adjacent to the existing TSF and indications are that mining will impact on the integrity of the TSF. Positive results for follow up have also been achieved at Tambali targets. Infill drilling was completed at FN3 to improve confidence in the Mineral Resource and infill drilling at Tambali will be incorporated into the next Mineral Resource model.

Australasia

Australia

Drilling at Sunrise Dam included surface and underground diamond and reverse-circulation drilling totalling 52.9km. Drilling activities were largely focused on infill and extension targets following budget restructuring which resulted in the demobilising of all surface diamond rigs (for the MLE project) and all underground diamond rigs until late into the third quarter of the year. Most drilling at Sunrise Dam was conducted with underground reverse-circulation rigs (24.1km).

In Western Australia, greenfield exploration activities on the Tropicana project, in joint venture with Independence Group NL (AngloGold Ashanti interest 70%), progressed well through the year with over 72,000m of aircore, 4,800m of reverse circulation and 600m of diamond drilling completed. Encouraging results were returned from several prospects. Geophysical surveys were also completed over key prospects and included airborne EM and magnetics, ground-based IP and EM, and seismic surveying. Results from these surveys are currently being assessed and will be used to plan follow-up work in 2014. In New South Wales, a farm-in agreement was executed with Mungana Goldmines to explore for Au-Cu porphyries. During the year, ground gravity and induced polarisation geophysical surveying was progressed over key prospective areas to assist in delineating targets for diamond drill testing.

Americas

Argentina

At Cerro Vanguardia, a total of 60,688m were drilled in programmes designed for Mineral Resource expansion and extension. Follow-up drilling for vein extensions along strike and

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at depth, guided by geophysical surveys, identified additional mill feed material. Exploration and Mineral Resource modeling also successfully identified material to process at the heap leach facility.

Brazil

In the Iron Quadrangle, the Mineral Resource development drilling programmes (89,322m) continued at the Cuiabá and Lamego mines with a continued emphasis on support to long-term planning and Mineral Resource definition. The surface drilling programmes at the Córrego do Sítio mine continued to expand the oxide Mineral Resource, while underground drilling at Córrego do Sítio focused on developing the Sangue do Boi and São Bento Mineral Resource for production. Regional exploration programmes were conducted to test various near-mine satellite projects.

At Serra Grande, drilling totalled 62,310m. The exploration focused on the newly identified Inga mineralised structure below the Pequizão ore body. Regional early phase exploration continued, with geophysical surveys and soil sampling campaigns continuing to be useful methods for target identification in preparation for surface drilling programmes in the district.

In Brazil, greenfields exploration progressed on the Graben project, in joint venture with Graben Mineração (AngloGold Ashanti interest 51%). Following the completion of high-resolution airborne radio/magnetics surveying and reconnaissance soil geochemistry, approximately 13,000m of aircore and 3,000m of diamond drilling were completed on priority targets within the highly prospective Juruena Belt.

Colombia

Quebradona: In Colombia, focused greenfields exploration efforts continued at the Nuevo Chaquiro target, part of the Quebradona project, in a joint venture with B2Gold (AngloGold Ashanti's interest 84.6%) with over 12,000m of diamond drilling completed. The Nuevo Chaquiro target is a porphyry-related, copper-gold mineralised stockwork system, located within the Western Cordillera, where long intersections of copper mineralisation with gold credits were intersected during 2012. Diamond drilling in 2013 aimed to delineate the limits of this zone and define the presence of a higher-grade core. Results from the year's drill programmes were very encouraging, and included, but were not limited to, 686m @ 0.72% Cu and 0.33g/t Au in CHA-039, 402m @ 0.53% Cu and 0.26g/t Au in CHA-032, and 430m @ 0.48% Cu and 0.22g/t Au in CHA-046*.

> **"** *Exploration (37,459m) in the Gramalote area was focused on infill drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit.* **"**

Gramalote: Exploration (37,459m) in the Gramalote area was focused on infill drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit. This programme included the drilling of a detailed grade-control spaced block. Drilling programmes were also conducted to expand the nearby Monjas West target. As part of the prefeasibility study, additional drill holes were completed to support highwall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.

La Colosa: At La Colosa, the Mineral Resource development drilling (10,002m) continued at a slower pace compared to previous years as the emphasis was on other project-related drilling which was expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated during the year as part of the Mineral Resource addition that expanded the deposit to the north-west and at depth. The main deposit remains open to the north-west and drilling continues to explore the limits of the ore body.

United States

The Mineral Resource development drilling programme continued during the year at Cripple Creek & Victor. A total of 43,691m was completed. Infill drilling continued to improve definition of material within the current mine designs that will feed the mill facility currently under construction. Other drilling was directed toward identifying expansion opportunities for the current open pit operations through highwall laybacks. Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material.

* *See AngloGold Ashanti 2013 quarterly reports and market releases on exploration activities for full details.*

FIVE-YEAR SUMMARIES:

Operational, financial and sustainability statistics

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

Production volumes

	Attributable tonnes treated/milled (Mt)				
	2013	**2012**	**2011**	**2010**	**2009**
South Africa	**39.2**	22.2	16.4	17.1	17.6
Vaal River					
Great Noligwa	0.4	0.5	0.5	0.7	0.8
Kopanang	1.0	0.9	1.5	1.6	1.5
Moab Khotsong	0.7	0.6	0.9	1.0	0.8
Tau Lekoa [1]				0.6	1.2
West Wits					
Mponeng	1.6	1.3	1.6	1.8	1.9
Savuka [2]		0.2	0.2	0.1	0.2
TauTona [2]	1.0	0.8	1.0	1.1	1.5
Surface Operations					
Surface Operations [3]	34.5	17.9	10.7	10.2	9.7
Continental Africa	**26.9**	27.8	26.3	25.7	27.1
Ghana					
Iduapriem	4.8	4.6	4.3	3.4	3.4
Obuasi	1.7	2.1	2.0	2.6	4.6
Guinea					
Siguiri (85%)	10.2	10.1	9.7	8.8	8.8
Mali					
Morila (40%)	1.4	1.8	1.8	1.7	1.7
Sadiola (41%)	2.0	1.9	2.0	1.8	1.7
Yatela (40%)	1.0	1.1	1.1	1.2	1.1
Namibia					
Navachab [4]	1.4	1.4	1.5	1.5	1.3
Tanzania					
Geita	4.0	4.8	3.9	4.7	4.5
DRC					
Kibali (45%)	0.4				
Australasia	**4.3**	3.4	3.6	3.6	3.9
Australia					
Sunrise Dam	3.5	3.4	3.6	3.6	3.9
Tropicana (70%)	0.9				
Americas	**26.7**	25.7	23.6	23.8	21.6
Argentina					
Cerro Vanguardia (92.5%)	2.3	1.7	1.0	1.0	0.9
Brazil					
AGA Mineração	2.3	2.2	1.7	1.6	1.5
Serra Grande [5]	1.3	0.9	0.6	0.6	0.5
United States					
Cripple Creek & Victor	20.8	20.9	20.3	20.6	18.7
AngloGold Ashanti	**97.1**	**79.1**	**69.9**	**70.2**	**70.2**

[1] *Sold in August 2010.*
[2] *In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.*
[3] *For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.*
[4] *A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.*
[5] *AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.*

FIVE-YEAR SUMMARIES: continued

Operational, financial and sustainability statistics

Production volumes (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
South Africa						**1,302**	1,212	1,624	1,785	1,797
Vaal River										
Great Noligwa	6.15	5.72	5.58	5.99	5.73	83	84	94	132	158
Kopanang	5.23	5.40	6.47	6.13	6.74	178	164	307	305	336
Moab Khotsong	9.47	8.16	9.39	9.03	9.36	212	162	266	292	247
Tau Lekoa [1]				3.32	3.32				63	124
West Wits										
Mponeng	7.10	9.40	9.71	9.48	8.66	354	405	500	532	520
Savuka [2]		6.09	6.69	5.30	5.45		37	49	22	30
TauTona [2]	7.34	7.63	7.55	7.01	7.29	235	189	244	259	218
Surface Operations										
Surface Operations [3]	0.22	0.30	0.48	0.54	0.53	240	172	164	179	164
Continental Africa						**1,460**	1,521	1,570	1,492	1,585
Ghana										
Iduapriem	1.43	1.22	1.44	1.70	1.72	221	180	199	185	190
Obuasi [4]	4.94	4.79	4.82	5.16	5.18	239	280	313	317	381
Guinea										
Siguiri (85%)	0.82	0.76	0.79	0.97	1.11	268	247	249	273	316
Mali										
Morila (40%)	1.23	1.41	1.70	1.70	2.47	57	81	99	95	137
Sadiola (41%)	1.34	1.64	1.90	2.04	2.52	86	100	121	118	135
Yatela (40%)	0.93	1.06	1.04	1.23	3.62	27	29	29	60	89
Namibia										
Navachab [5]	1.39	1.59	1.46	1.80	1.58	63	74	66	86	65
Tanzania										
Geita	3.54	3.47	3.98	2.36	1.89	459	531	494	357	272
DRC										
Kibali (45%)	3.41					40				
Australasia						**342**	258	246	396	401
Australia										
Sunrise Dam	2.46	2.39	2.16	3.40	3.22	276	258	246	396	401
Tropicana (70%)	2.40					66				
Americas						**1,001**	953	891	842	816
Argentina										
Cerro Vanguardia (92.5%)	6.58	6.48	6.23	6.11	6.51	241	219	196	194	192
Brazil										
AGA Mineração [4]	5.70	6.07	7.43	7.21	7.02	391	388	361	338	329
Serra Grande [6]	3.42	3.36	3.59	4.05	4.52	138	98	67	77	77
United States										
Cripple Creek & Victor	0.34	0.40	0.39	0.43	0.46	231	247	267	233	218
AngloGold Ashanti						**4,105**	**3,944**	**4,331**	**4,515**	**4,599**

[1] Sold in August 2010.

[2] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[4] The grades from Obuasi and AGA Mineração represent those for their underground operations.

[5] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

[6] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Productivity (oz/TEC)

	2013	2012	2011	2010	2009
South Africa	4.47	4.19	5.85	5.63	5.70
Vaal River					
Great Noligwa	2.51	2.34	2.72	3.35	2.86
Kopanang	3.11	2.61	4.79	4.67	5.63
Moab Khotsong	4.22	3.05	5.03	5.61	5.79
Tau Lekoa [1]				1.92	3.43
West Wits					
Mponeng	5.33	6.33	8.38	8.72	8.11
Savuka [2]		3.98	4.83	1.68	2.38
TauTona [2]	4.01	4.03	5.13	5.34	5.16
Surface Operations					
Surface Operations [3]	9.35	9.86	21.32	39.80	58.27
Continental Africa	9.97	10.97	11.41	11.24	12.23
Ghana					
Iduapriem	18.41	15.61	16.97	16.44	17.63
Obuasi	4.10	5.19	5.68	5.61	6.72
Guinea					
Siguiri (85%)	12.88	12.10	12.03	14.75	17.58
Mali					
Morila (40%)	17.88	35.72	42.00	36.04	40.70
Sadiola (41%)	10.56	12.27	15.53	15.82	23.14
Yatela (40%)	10.21	8.82	8.89	20.39	30.80
Namibia					
Navachab [4]	5.63	6.43	7.00	10.46	9.33
Tanzania					
Geita	15.55	19.20	18.11	14.14	10.87
DRC					
Kibali (45%)	83.56				
Australasia	49.64	43.46	40.29	66.77	73.52
Australia					
Sunrise Dam	50.22	43.46	40.29	66.77	73.52
Tropicana (70%)	47.37				
Americas	16.63	17.47	20.70	22.44	21.18
Argentina					
Cerro Vanguardia (92.5%)	20.89	18.21	17.64	20.64	22.83
Brazil					
AGA Mineração	12.97	14.22	17.41	18.32	15.45
Serra Grande [5]	11.19	11.45	12.98	15.88	17.51
United States					
Cripple Creek & Victor	37.45	37.46	44.31	42.40	49.46
AngloGold Ashanti	8.14	8.07	9.32	9.15	9.40

[1] *Sold in August 2010.*
[2] *In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.*
[3] *For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.*
[4] *A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.*
[5] *AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.*

FIVE-YEAR SUMMARIES: continued

Operational, financial and sustainability statistics

Costs

	Total cash costs ($/oz produced)					All-in sustaining costs [2] ($/oz sold)	
	2013	[1] 2012	[1] 2011	2010	2009	2013	2012
South Africa	850	873	694	598	466	1,120	1,189
Vaal River							
Great Noligwa	1,100	1,226	1,194	884	794	1,305	1,530
Kopanang	918	1,015	681	613	406	1,255	1,497
Moab Khotsong	797	1,040	689	588	424	1,223	1,634
Tau Lekoa [3]				921	718		
West Wits							
Mponeng	719	639	546	453	329	1,016	883
Savuka [4]		1,041	864	1,100	1,115		1,607
TauTona [4]	920	924	818	700	559	1,149	1,316
Surface Operations							
Surface Operations [5]	883	943	660	485	341	969	754
Continental Africa	869	830	698	712	608	1,202	1,235
Ghana							
Iduapriem	861	955	800	666	516	1,025	1,437
Obuasi	1,406	1,187	862	744	630	2,214	2,021
Guinea							
Siguiri (85%)	918	938	849	643	519	1,085	1,105
Mali							
Morila (40%)	773	767	810	715	527	1,051	765
Sadiola (41%)	1,334	1,169	816	650	488	1,510	1,249
Yatela (40%)	1,530	1,758	1,530	807	368	1,653	1,888
Namibia							
Navachab [6]	691	1,036	1,012	727	622	781	1,329
Tanzania							
Geita	515	427	350	777	954	833	816
DRC							
Kibali (45%)	471					9,065	
Australasia	1,047	1,211	1,431	982	662	1,376	1,680
Australia							
Sunrise Dam	1,110	1,126	1,367	957	646	1,321	1,470
Tropicana (70%)	568					1,113	
Americas	671	669	569	432	362	970	1,006
Argentina							
Cerro Vanguardia (92.5%)	622	576	368	366	355	912	935
Brazil							
AGA Mineração	646	696	529	407	339	1,023	1,114
Serra Grande	719	821	768	481	406	970	1,168
United States							
Cripple Creek & Victor	732	638	564	493	376	927	817
AngloGold Ashanti	830	829	703	638	514	1,174	1,251

[1] Total cash costs were restated for 2011 and 2012 in terms of the adoption of IFRIC 20.
[2] All-in sustaining costs are available for 2012 and 2013 only.
[3] Sold in August 2010.
[4] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[6] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

Financial performance

Gold income ($m)	2013	2012	2011	2010	2009
South Africa	**1,810**	2,013	2,560	2,207	1,665
Vaal River					
Great Noligwa	118	139	148	163	136
Kopanang	252	273	483	376	295
Moab Khotsong	294	270	418	360	215
Tau Lekoa [1]				72	107
West Wits					
Mponeng	501	674	790	663	524
Savuka [2]		61	78	28	25
TauTona [2]	331	315	387	322	216
Surface Operations					
Surface Operations [3]	314	281	256	223	147
Continental Africa	**2,111**	2,609	2,530	1,868	1,435
Ghana					
Iduapriem	301	304	308	218	169
Obuasi	341	468	493	348	334
Guinea					
Siguiri (85%)	385	388	407	313	260
Mali					
Morila (40%)	80	135	157	117	135
Sadiola (41%)	121	169	189	143	134
Yatela (40%)	40	48	46	71	89
Namibia					
Navachab [4]	88	123	104	101	58
Tanzania					
Geita	640	906	753	501	203
DRC					
Kibali (45%)	49				
Non-controlling interests	66	68	73	56	53
Australasia	**441**	426	385	466	221
Australia					
Sunrise Dam	368	426	385	466	221
Tropicana (70%)	73				
Americas	**1,425**	1,656	1,487	1,124	805
Argentina					
Cerro Vanguardia (92.5%)	316	366	275	214	182
Brazil					
AGA Mineração	559	635	565	405	289
Serra Grande [5]	199	162	101	97	70
United States					
Cripple Creek & Victor	325	409	423	293	171
Non-controlling interests	26	84	123	115	93
Sub-total	5,787	6,704	6,962	5,665	4,126
Equity-accounted investments	(290)	(351)	(392)	(331)	(358)
AngloGold Ashanti	**5,497**	**6,353**	**6,570**	**5,334**	**3,768**

[1] Sold in August 2010.
[2] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[4] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
[5] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Operational, financial and sustainability statistics

Capital expenditure ($m)

	2013	[1] 2012	[1] 2011	2010	2009
South Africa	**451**	583	532	424	385
Vaal River					
Great Noligwa	13	27	29	24	24
Kopanang	52	94	92	61	58
Moab Khotsong	117	159	147	120	104
Tau Lekoa [2]				10	17
West Wits					
Mponeng	171	195	172	122	109
Savuka [3]		20	8	9	13
TauTona [3]	59	73	79	75	57
Surface Operations					
Surface Operations [4]	39	15	5	3	3
Continental Africa	**839**	925	569	234	198
Ghana					
Iduapriem	28	95	73	17	28
Obuasi	196	185	132	109	94
Guinea					
Siguiri (85%)	25	28	15	10	22
Mali					
Morila (40%)	13	1	1	1	4
Sadiola (41%)	42	37	14	8	4
Yatela (40%)	3	2	1	2	1
Namibia					
Navachab [5]	5	15	48	14	20
Tanzania					
Geita	154	216	206	38	19
DRC					
Kibali (45%)	341	263	73	30	
Mongbwalu (86.22%)		77	1		
Other and non-controlling interests	32	6	5	5	6
Australasia	**285**	369	102	40	177
Australia					
Boddington (33.3%)					146
Sunrise Dam	39	49	27	29	31
Tropicana (70%)	241	315	73	10	
Other	5	5	2	1	
Americas	**410**	409	466	311	258
Argentina					
Cerro Vanguardia (92.5%)	64	88	81	38	17
Brazil					
AGA Mineração	123	162	261	142	84
Serra Grande [6]	40	33	22	26	33
United States					
Cripple Creek & Victor	157	100	67	73	87
Other and non-controlling interests	26	26	35	32	37
Other	**8**	36	17	6	9
Sub-total	1,993	2,322	1,686	1,015	1,027
Equity-accounted investments	(411)	(303)	(89)	(42)	(8)
AngloGold Ashanti	**1,582**	**2,019**	**1,597**	**973**	**1,019**

[1] Capital expenditure for 2011 and 2012 has been restated in line with the adoption of IFRIC 20.
[2] Sold in August 2010.
[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
[5] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
[6] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

Average no. of employees (permanent and contractor employees)

	2013	2012	2011	2010	2009
South Africa	**32,406**	34,186	32,082	35,660	37,425
Vaal River					
Great Noligwa	**2,731**	3,063	2,967	3,315	4,739
Kopanang	**5,365**	6,014	5,892	5,938	6,059
Moab Khotsong	**5,692**	6,645	6,581	6,452	6,069
Tau Lekoa [1]				2,737	3,114
West Wits					
Mponeng	**6,516**	6,262	5,788	5,778	6,029
Savuka [2]		1,157	815	981	1,054
TauTona [2]	**5,256**	4,472	4,507	4,609	4,293
Surface Operations					
Surface Operations [3]	**2,142**	1,874	745	374	234
Other	**4,704**	4,699	4,787	5,476	5,834
Continental Africa	**16,625**	16,621	16,539	15,761	15,267
Ghana					
Iduapriem	**1,590**	1,549	1,543	1,483	1,447
Obuasi	**5,194**	5,373	5,538	5,722	5,759
Guinea					
Siguiri	**3,673**	3,643	3,666	3,170	2,973
Mali					
Morila (40%)	**390**	319	328	356	421
Sadiola (41%)	**810**	783	756	726	582
Yatela (40%)	**367**	407	377	352	321
Namibia					
Navachab [4]	**938**	953	790	687	578
Tanzania					
Geita	**3,504**	3,594	3,541	3,265	3,186
DRC					
Kibali (45%)	**158**				
Australasia	**925**	494	509	494	1,776
Australia					
Boddington					1,321
Sunrise Dam	**457**	494	509	494	455
Tropicana (70%)	**468**				
Americas	**8,374**	7,896	7,389	6,582	5,884
Argentina					
Cerro Vanguardia	**1,696**	1,884	1,644	1,242	1,069
Brazil					
AGA Mineração	**4,377**	4,239	3,825	3,426	2,964
Serra Grande	**1,469**	1,081	1,339	1,268	1,289
United States					
Cripple Creek & Victor	**832**	692	581	646	562
Other, including corporate and non-gold producing subsidiaries	**[5] 8,104**	6,625	4,723	3,549	3,012
AngloGold Ashanti	**66,434**	65,822	61,242	62,046	63,364

[1] *Sold in August 2010.*
[2] *In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.*
[3] *For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.*
[4] *A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.*
[5] *Includes 3,249 employees at Kibali who are working on projects.*

SECTION ONE
SECTION TWO
SECTION THREE
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION SEVEN

Operational, financial and sustainability statistics

Safety

	All injury frequency rate [1]					Number of fatalities				
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
South Africa	12.63	13.24	15.57	16.69	17.72	6	11	9	10	12
Vaal River										
Great Noligwa	12.06	17.72	23.92	21.63	17.51	0	1	1	0	1
Kopanang	17.58	19.92	23.18	21.86	22.71	0	0	4	2	1
Moab Khotsong	16.35	17.14	20.48	19.72	28.82	1	2	1	2	3
Tau Lekoa [2]				32.41	26.39				2	2
West Wits										
Mponeng	17.86	14.49	15.39	15.93	14.31	3	3	2	2	3
Savuka [3]		21.23	8.39	7.69	13.23	0	2	0	0	1
TauTona [3]	14.16	10.63	13.36	19.03	15.84	1	3	0	2	1
Surface Operations										
Surface Operations [4]	5.08	6.71	6.44	5.99	9.10	0	0	0	0	0
Other						1	0	1	0	0
Continental Africa	1.97	2.26	3.03	5.26	6.09	2	5	3	5	3
Ghana										
Iduapriem	1.98	3.08	6.61	9.73	12.26	1	1	0	0	0
Obuasi	2.39	2.13	2.37	2.86	4.73	1	2	3	0	1
Guinea										
Siguiri	0.64	1.09	1.27	6.15	5.54	0	0	0	1	1
Mali										
Sadiola	1.28	2.21	2.44	1.65	2.31	0	0	0	1	0
Yatela	0.00	0.36	1.52	2.28	5.54	0	0	0	0	0
Namibia										
Navachab [5]	5.58	8.22	2.00	25.60	26.30	0	0	0	0	1
Tanzania										
Geita	0.98	1.62	3.60	5.38	5.56	0	1	0	2	0
DRC										
Mongbwalu	6.15	4.47	11.04	21.77		0	1	0	1	0
Australasia	7.68	6.33	18.11	13.10	8.64	0	0	0	0	0
Australia										
Sunrise Dam	10.63	5.46	19.40	13.65	8.94	0	0	0	0	0
Tropicana	8.60	15.75				0	0			
Americas	3.58	4.34	6.33	5.66	7.12	0	1	2	0	0
Argentina										
Cerro Vanguardia	0.58	1.72	1.59	8.08	9.34	0	1	0	0	0
Brazil										
AGA Mineração	4.14	4.64	4.05	2.62	4.19	0	0	1	0	0
Serra Grande	3.67	2.58	3.48	7.22	8.99	0	0	0	0	0
Colombia	2.51	4.43	16.84	10.83		0	0	1	0	0
United States										
Cripple Creek & Victor	9.30	12.75	19.80	12.26	15.80	0	0	0	0	0
Greenfield exploration	4.20	6.76	19.83	16.99	20.56	0	1	1	0	0
AngloGold Ashanti	**7.33**	**7.72**	**9.76**	**11.50**	**12.88**	**8**	**18**	**15**	**15**	**[6] 15**

[1] Per million hours worked.

[2] Tau Lekoa was sold in August 2010.

[3] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[5] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

[6] Following an investigation by the DMR into a fatality at Moab Khotsong, which was declared not to be a mine fatality, restated from the previously recorded 16 facilities for 2009.

Environmental performance [1]

	Energy usage (PJ)					Water usage (ML)				
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
South Africa	11.80	11.65	11.68	12.37	12.34	27,228	23,813	18,821	20,896	19,649
Vaal River [2]	5.63	5.87	6.09	6.76	7.03	14,331	14,748	13,572	15,587	14,330
West Wits [2]	5.55	5.57	5.59	5.61	5.31	3,160	[5] 4,501	5,249	5,309	5,319
Mine Waste Solutions	0.62	0.21				9,737	[5] 4,564			
Continental Africa	12.01	12.13	11.51	11.30	11.13	21,031	19,132	20,203	19,235	20,464
Ghana										
Iduapriem	1.25	1.00	0.98	1.03	1.07	795	582	408	99	137
Obuasi [3]	1.77	1.74	1.52	1.53	1.61	3,685	3,820	4,047	4,607	6,506
Guinea										
Siguiri	2.31	2.34	2.43	2.37	2.06	6,478	4,650	6,097	5,265	3,920
Mali										
Sadiola [3]	2.10	2.17	2.00	1.84	1.81	4,330	3,837	3,602	4,340	4,342
Yatela	0.52	0.70	0.62	0.53	0.53	254	1,578	1,036	744	1,024
Namibia										
Navachab [4]	0.74	0.75	0.59	0.54	0.47	1,005	990	1,043	1,080	996
Tanzania										
Geita	3.32	3.43	3.37	3.46	3.58	4,484	3,675	3,970	3,101	3,539
Australasia	2.81	2.08	2.15	2.31	2.03	4,828	3,104	4,059	3,485	3,703
Australia										
Sunrise Dam	2.07	[6] 2.08	[6] 2.15	[6] 2.31	[6] 2.03	2,781	3,104	4,059	3,485	3,703
Tropicana	0.74					[7] 2,097				
Americas	6.06	5.88	5.25	4.69	4.33	11,732	7,456	6,749	5,817	5,426
Argentina										
Cerro Vanguardia	1.72	1.59	1.48	1.37	1.26	964	923	939	1,057	818
Brazil										
AGA Mineração	1.41	1.35	1.18	1.04	0.95	6,346	4,213	3,174	2,691	2,703
Serra Grande	0.51	0.48	0.45	0.44	0.41	1,380	459	429	393	51
United States										
Cripple Creek & Victor	2.42	2.46	2.14	1.83	1.71	3,042	1,860	2,207	1,676	1,854
AngloGold Ashanti	32.68	31.74	30.59	30.67	29.83	64,819	53,505	49,832	49,434	49,242

[1] Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for definitions of these environmental indicators.

[2] These include consumption by Surface Operations' facilities located in these areas.

[3] Water usage data for Obuasi and Sadiola for the years 2009-2012 have been restated owing to a revision in the calculation so as to exclude domestic water consumption.

[4] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

[5] These figures were misprinted in the Integrated Report 2012.

[6] Sunrise Dam energy usage for 2009-2012 was misstated.

[7] Excludes pre-production water use at Tropicana.

Operational, financial and sustainability statistics

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2013	**2012**	**2011**	**2010**	**2009**	**2013**	**2012**	**2011**	**2010**	**2009**
South Africa	2,963	[2] 2,982	[2] 2,930	3,422	3,400	3	10	12	10	36
Vaal River [3]	1,386	[2] 1,467	[2] 1,498	1,812	1,894	0	3	10	1	25
West Wits [3]	1,415	[2] 1,461	[2] 1,432	1,610	1,506	0	0	2	9	11
Mine Waste Solutions	162	[2] 54	–	–	–	3	7	0	0	0
Continental Africa	969	978	938	950	971	5	5	14	16	14
Ghana										
Iduapriem	113	94	89	95	99	1	2	0	5	5
Obuasi	199	197	187	211	247	3	1	14	6	9
Guinea										
Siguiri	175	177	184	179	156	0	0	0	3	0
Mali										
Sadiola	156	161	148	137	135	0	1	0	1	0
Yatela	38	52	46	39	39	0	0	0	0	0
Namibia										
Navachab [4]	42	43	31	28	24	0	0	0	0	0
Tanzania										
Geita	246	254	253	261	271	1	1	0	1	0
Australasia	174	125	130	139	124	2	1	1	0	1
Australia										
Sunrise Dam	123	[5] 125	[5] 130	[5] 139	[5] 124	0	1	1	0	1
Tropicana	51					2				
Americas	399	389	348	314	287	0	0	0	1	0
Argentina										
Cerro Vanguardia	119	111	103	95	86	0	0	0	1	0
Brazil										
AGA Mineração	32	29	25	23	16	0	0	0	0	0
Serra Grande	15	14	13	15	12	0	0	0	0	0
United States										
Cripple Creek & Victor	233	235	207	181	173	0	0	0	0	0
AngloGold Ashanti	4,505	4,474	4,346	4,825	4,782	10	16	27	27	51

[1] Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for definitions of these environmental indicators.

[2] The Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a reduction in the electricity-related emissions reported for 2011 and 2012. The figure reported for 2012 included NUFCOR.

[3] These include consumption by Surface Operations' facilities located in these areas.

[4] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

[5] Sunrise Dam's GHG emissions changed due to the restatement of energy usage.

Social performance [1]

Community investment ($000)	2013	2012	2011	2010	2009
South Africa [2]	**8,391**	7,700	3,670	3,242	2,962
Continental Africa	**13,279**	13,341	13,502	8,047	5,525
Ghana					
Iduapriem	302	465	513	404	146
Obuasi	1,197	2,007	2,704	2,100	2,266
Corporate office	–	70	47	1,300	118
Guinea					
Siguiri (85%)	1,326	1,083	772	556	511
Mali					
Morila (40%)	56	198	48	214	171
Sadiola (41%) and Yatela (40%)	126	572	429	442	372
Namibia					
Navachab [3]	59	201	54	133	423
Tanzania					
Geita	5,489	4,834	4,302	1,016	1,132
DRC					
Kibali (45%)	4,140	976	1,299	489	
Mongbwalu (86.22%)	584	2,935	3,335	1,393	386
Australasia	**463**	464	276	456	133
Australia					
Sunrise Dam	301	464	276	456	133
Tropicana	125				
Americas	**5,761**	5,148	4,939	5,480	2,804
Argentina					
Cerro Vanguardia (92.5%)	1,096	1,520	2,067	1,602	675
Brazil					
AGA Mineração	1,297	813	791	791	754
Serra Grande [4]	472	719	268	831	184
Colombia	1,905	1,188	1,210	1,557	800
United States					
Cripple Creek & Victor	991	908	603	699	391
Sub-total	27,894	26,653	22,387	17,225	11,424
Equity-accounted investments	(5,358)	(1,746)	(1,775)	(1,145)	(543)
AngloGold Ashanti	**22,536**	**24,907**	**20,612**	**16,080**	**10,881**

[1] Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for definitions of these environmental indicators.

[2] Community investment at the South Africa operations is aggregated and is overseen via the corporate entity and includes corporate community investment.

[3] A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.

[4] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

SECTION FIVE

STAKEHOLDER ENGAGEMENT AND RISK

P78-87

This section provides insight into the external environment in which AngloGold Ashanti operates, the entities with which it engages and the risks and opportunities it faces.



ENGAGING WITH STAKEHOLDERS

AngloGold Ashanti's stakeholders are highly diverse, reflecting the variety of geographic regions in which the company operates, the wide range of groups with which it interacts and the extent of issues that are faced collectively, and on which it engages.

AngloGold Ashanti recognises that stakeholders are those who have a direct or indirect impact on its business, or who are directly or indirectly affected by its business. The company understands that stakeholders can have the ability to influence its business outcomes, both positively and negatively, and that it may need to establish and build mutually beneficial relationships with stakeholders to achieve a common positive outcome.

While stakeholder engagement may be formal or informal, AngloGold Ashanti seeks to at least establish a formal plan for engagement. The company aims to be proactive in its engagement and responsiveness to issues and concerns as they arise.

AngloGold Ashanti's stakeholder engagement is undertaken at corporate, regional, country office and site levels to ensure that:

- operations and projects engage in building successful and mutually beneficial relationships with stakeholders throughout the life-of-mine cycle (including exploration projects, new and established operations, during closure and post-closure);
- the appropriate tools and mechanisms are used to build social partnerships to secure our social licence to operate; and
- the company is positioned as the preferred operator wherever it has a presence.

STAKEHOLDER GROUPS with which we interact include:



1 Employees and employee representatives
2 Investors
3 Communities
4 Media
5 Governments
6 Regulatory bodies
7 Industry bodies
8 Customers
9 Suppliers
10 Joint venture partners
11 *NGOs and CBOs
AngloGoldAshanti

* *NGOs = Non-governmental organisations*
CBOs = Community-based organisations

SECTION ONE SECTION TWO SECTION THREE SECTION FOUR SECTION FIVE SECTION SIX SECTION SEVEN

ENGAGING WITH STAKEHOLDERS continued

Further, in 2013 AngloGold Ashanti formally adopted the AA1000 Standard on Stakeholder Engagement. A corporate stakeholder engagement strategy that is aligned with the principles of the AngloGold Ashanti engagement standard is currently being developed and is scheduled to be implemented in 2014.

Consideration is being given to the inclusion of AngloGold Ashanti's performance in this respect into the scope of assurance in the future, given that stakeholder engagement is deemed to be a corporate priority.

Summary of stakeholder engagement and key issues raised by stakeholders in 2013

Stakeholder	Channels of engagement	Issues raised include
Employees and employee representatives	• Briefs • Meetings • Face-to-face communication • Negotiations	• Wages and benefits • Accommodation and living conditions • Employee indebtedness • Job security • Employee health
Investors and media	• One-on-one meetings • Presentations • Response to queries • Interviews • Statements • Site visits	• Operational performance and business sustainability • Labour relations • Safety performance • Regulatory issues • Returns to shareholders • Rehabilitation provision
Communities	• Meetings • Presentations	• Community investment • Infrastructure development and benefit sharing • Impact of restructuring and closures • Environmental and health impacts • Resettlement and compensation • Competition for land use
Governments and regulatory and industry bodies	• Meetings • Correspondence • Industry body representation • Presentations	• Safety and environmental performance • Regulatory compliance • Taxes • Security of tenure • Benefits of mining • Labour relations • Local development • Housing and living conditions • Wage negotiations and industry's economic position • Safety, security and stability in South Africa
Customers and suppliers	• Meetings • Contractual engagements • Policy discussions	• Impact of restructuring and closures
Joint venture partners	• Meetings	• Ongoing financial commitments
Non-governmental and community-based organisations (NGOs and CBOs)	• Meetings • Correspondence • Policy discussions	• Social and environmental impacts • Resettlement • Business performance and economic contribution • Silicosis (contingency liabilities – see group note 36 in the Annual Financial Statements 2013) • Water quality

AngloGold Ashanti's detailed response to the issues raised by stakeholders can be found on pages 12 to 14 of the Annual Sustainability Report 2013.

UNDERSTANDING AND MITIGATING RISKS, IDENTIFYING AND HARNESSING OPPORTUNITIES

AngloGold Ashanti recognises that risk is present in all business and operational activities, that threat and opportunity are the two sides of risk, and that successful risk management is critical.

Risk assessment and management are fundamental components of AngloGold Ashanti's business – in planning for the future and executing its strategy. The company identifies, evaluates and manages significant threats and opportunities as it seeks to deliver against its business objectives, within the framework set for group risk.

GROUP RISK MANAGEMENT STRUCTURE

Risk management is a central part of group strategic management and is the process whereby the risks associated with group activities are methodically addressed with the goal of achieving sustained benefit. Risk management increases the probability of success, and reduces both the failure potential and the uncertainty associated with achieving the group's overall objectives.

The group risk management system was formally initiated when the revised and invigorated focus on risk management was approved by the Board of Directors in 2009 when commitment, in terms of the implementation of the group risk management process, was obtained. This involved the development, building and roll-out of the group risk management process, improvement of the quality of risk knowledge and risk response tasking.

Specific objectives of group risk management

Specific objectives of the group risk management focus are to:

- avoid or reduce threats to business objectives and exploit opportunities to add sustained value to all group activities in line with group risk tolerance and thresholds;
- provide timely risk information and appropriate responses to assist with meeting business objectives;
- reduce future operational performance uncertainty by minimising surprises and associated costs and losses;
- develop and implement a best practice group risk management system that is owned and championed at all levels of the organisation;
- monitor and report on group and industry risk trends and outcomes and ensure appropriate board and executive reporting and briefing;
- improve deployment of capital by using robust risk information to effectively assess overall capital needs and allocation; and
- ensure that risk management forms an integral part of normal business practice and engenders a culture of 'risk awareness'.

Risk management framework

The group risk management framework has the following core elements:

- **policy**, that provides the context for risk management and prescribes the scope, objectives and required outcomes of this process;
- **plan**, prepared by management and which is reviewed and approved annually by the Risk and Information Integrity Committee of the board;
- **standard**, that defines the approach adopted and methodologies that are based upon the principles of the International Standards Organisation ISO 31000, and prescribes the minimum requirements; and
- **guidelines**, enabling operations to access detailed information concerning risk management principles and practice in order to define risk management strategies.

Our risk management structure, depicted generically on page 82, and accountabilities are defined in the framework and ensure that risk identification, assessment and management are considered at every step in the business planning process.

Supporting the application of the framework are annual regional and site-based risk training workshops, intranet resources to share and update information, understanding of risk management principles and practice, and an on-going focus on training. A group material risk register, known as AuRISK, is maintained and used for reporting and tracking purposes.

A core outcome of the risk management system is to promote risk awareness throughout the group. This is undertaken primarily via:

- Regional and site-based risk training workshops annually and as appropriate;
- An intranet-based, group risk management community of practice maintained and updated regularly;
- Regional, site- and discipline-based training initiatives;
- Preparation of a risk knowledge database; and
- Regular risk owner and risk champion interaction and support.

The board, as required by King III, receives assurance regarding the effectiveness of the risk management process.

The Group Internal Audit (GIA) charter approved by the Audit and Corporate Governance Committee (Audit Committee) requires the Senior Vice President: GIA to provide a written assessment

UNDERSTANDING AND MITIGATING RISKS, IDENTIFYING AND HARNESSING OPPORTUNITIES continued

of the system of internal controls and risk management to the Audit Committee. In satisfying this requirement, GIA conducts reviews to assess the design adequacy of the following processes within the risk management process: adherence to the Group Risk Management policy, standard and guidelines; risk management system and technologies against best practice information available; risk management performance measurement, monitoring and reporting processes; compliance with King III; and current approaches to risk management.

In so doing, GIA forms an opinion on the adequacy of the design of the risk management framework driving the risk management process to ensure that the framework addresses the requirements of King III. It also confirms that the roll-out and implementation of the framework is in line with the approved implementation plan. To meet these obligations GIA, working with the Planning and Technical group and others, conducts combined assurance reviews that are risk-based and draws upon appropriate functional expertise.

GROUP RISK MANAGEMENT STRUCTURE



Board of Directors

Responsible for the governance of risk
(including the determination of risk tolerance)

Chief Executive Officer

Responsibile for the design, implementation and monitoring of
the risk management plan

Risk and Information Integrity Committee

Risk management system oversight
Assists the board in policy setting, governance and consideration of top risks

EVP: Planning and Technical

Risk policy enactment
Enactment of policy and assurance to the board, CEO and
Executive Committee in this regard

Chief operating officers (regions, operations and projects)

Manage risks
- Risk identification and assessments
- Strategy and actions to address risk
- Ensure compliance with policy and standard
- Provide assertions on risk exposure

SVP: Group risk

Supports board, CEO, Risk and Information Integrity Committee, EVP: Planning and Technical
- Group risk management system owner
- Governance, policy and appetite tolerance
- Implementation and co-ordination
- Risk assessment methods
- Measurement, aggregation, reporting rules and tools
- Monitor risk exposure status and reporting

SVP: Group Internal Audit

Provides independent assurance
- Periodic evaluation of control and compliance
- Objective view of risk management process
- Independent assurance to board

THE SPECIFIC RISKS AND OPPORTUNITIES THAT AFFECT THE COMPANY'S ABILITY TO CREATE VALUE OVER THE SHORT, MEDIUM AND LONG TERM AND HOW THESE ARE DEALT WITH

The diagram below provides an overview of key risks as at the first quarter of 2014, plotted in terms of the potential severity of consequence and likelihood. The risks are:

- external (risks to AngloGold Ashanti from uncertain, uncontrollable events – indicated by black circles);
- operational (preventable risks from employees' undesirable and unauthorised actions as a result of breakdowns in routine operational processes and human error – indicated by orange circles); and
- strategic (risks undertaken voluntarily after consideration of risk-versus-reward to achieve our strategic objectives – indicated by grey circles).

There may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could become material. Additional risks, either individually or in the aggregate, could significantly affect AngloGold Ashanti's business, financial results and the price of its securities. The company advises investors to carefully read the document on risk factors in the prospectus supplement to AngloGold Ashanti's prospectus, dated 17 July 2012, that was filed with the United States' SEC on 26 July 2013.

"Risk assessment and management are fundamental components of our business."

The following tables rank these risks in two time frames (imminent horizon of six to nine months, and a medium- to long-term horizon of one to three years) and provide details of the mitigation strategy for each risk.

The cumulative impact of a number of these and other risks, should they materialise simultaneously or in succession, as well as the possible magnitude and velocity of the risks, is of major concern since they will create significant headwinds that could adversely impact the implementation of AngloGold Ashanti's strategy, despite successes to date, potentially threatening AngloGold Ashanti's liquidity and viability.

TOP GROUP RISKS



Growth
Gold price
De-rating
Divestment
Production
Ramp up
Obuasi
Reliability
Technology
Regulatory
Country
Safety
Strike
Skills
Environment
Currencies
Inflation
Health
Portfolio
Socio-economic
Severity
Likelihood
External
Operational
Strategic

SECTION ONE SECTION TWO SECTION THREE SECTION FOUR SECTION FIVE SECTION SIX SECTION SEVEN

UNDERSTANDING AND MITIGATING RISKS, IDENTIFYING AND HARNESSING OPPORTUNITIES continued

Top group risks

Type	Risk	Mitigation strategy
External	Sharp continued gold price dislocation (**Gold price**)	• Aggressive cost reduction and organisational restructuring for greater efficiencies • Portfolio rationalisation and optimisation • Initiate refinancing options
	Protracted labour-related stoppages in South Africa (**Strike**)	• Two-year agreement signed in September 2013 with above-inflation wage increases extended to all employees irrespective of union affiliation • Union and workforce engagement and communication • Legal challenges and facilitation with court interdict of the Association of Mineworkers and Construction Union (AMCU) strike • Restructuring of operations • Continuous monitoring and security measures • Insurance
	Long-term de-rating of gold equity valuation multiples (**De-rating**)	• Credible track record of cost control and solid delivery on business plans • Portfolio optimisation and rationalisation • Focused exploration spend • Investment in innovation towards safer, automated mining methods • Investor relations focus • Risk management
	Portfolio rationalisation impediments (**Portfolio**)	• Execute the 'fix/optimise and sell/ joint venture/close' strategy
	Legacy occupational health compensation claims and litigation (**Health**)	• Defend all claims on their merits • Chamber of Mines of South Africa, together with the NUM and the national and regional Department of Health, have embarked upon a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act • Further work towards harmonisation of legislation
	Unfavourable regulatory environment changes (**Regulatory**)	• Diversification with asset mix by location • Active engagement with governments and authorities • Representations through mining organisations, such as the Chamber of Mines
	Socio-economic, artisanal, small-scale and illegal mining (**Socio-economic**)	• Strategies for artisanal mining affecting AngloGold Ashanti operations • Community investment programmes • Community policing forums and engagement of community, civil society, public security and justice • Increased surveillance with security and rapid response programmes • Physical demarcation of secure areas
	Foreign exchange volatility and local currency strengthening (**Currencies**)	• Aggressive cost reduction and organisational restructuring for greater efficiencies • Portfolio rationalisation and optimisation
Operational	Delayed ramp-up of capital projects (**Ramp-up**)	• Management of the transition from soft oxide ore to hard rock using high-pressure grinding roller (HPGR) at Tropicana, following the successfully completed commissioning • Focus on hard-rock mining and sulphide circuit completion at Kibali • CC&V Mine Life Extension II commissioning management • Mponeng Below 120 project and the deferral of the Zaaiplaats project
	Critical skills and talent retention (**Skills**)	• Human resource strategies and talent management • Accelerated skills development and retention • Industry branding and employee value proposition • Supporting the education process and addressing teaching capacity constraints • Programme to address capacity and ensure the retention of scarce skills within the context of improved transformation outcomes

Medium- to long-term horizon

Top group risks

Type	Risk	Mitigation strategy
External	Elevated country risk profile in core production areas (**Country**)	• Asset mix by location • Active engagement with governments, authorities, local communities, and non-governmental organisations • Use of joint venture alliances with local companies • Portfolio review
	Inability to mitigate legacy environmental contamination (**Environment**)	• Operational controls, water treatment, waste management, clean-up and concurrent rehabilitation/ remediation • Geo-hydrological and other impact studies • Interception programmes • Closure estimates assuming appropriate remediation methodologies and techniques
Operational and financing	Failure to achieve Obuasi rationalisation and turnaround (**Obuasi**)	• Significant changes to Obuasi mine that could include job cuts • Proposal to key stakeholders, including government, on planned cost improvement initiatives • New decline shaft and mechanisation
	Material underperformance negatively impacting recent improving track record (**Production**)	• Aggressive cost reduction and organisational restructuring for greater efficiencies • Focus on lifting productivity and cost discipline to deliver best portfolio value • Portfolio rationalisation and optimisation via the 'fix/optimise and sell/joint venture/ close' strategy
	Reversal of improving safety performance (**Safety**)	• Safety compliance focus and co-operation with safety regulators • Bowtie control effectiveness methodology introduced for major hazards • Increased focus on leading indicators • Hazard and risk management training • Enhanced incident investigation and reporting system • Monitoring or regulatory developments
	Asset integrity failures and compromised reliability (**Reliability**)	• Asset integrity processes with formal technical reviews • Adoption of reliability engineering principles • Application of Asset Management Framework to ensure that productive equipment and supporting facilities are examined and assessed for reliability to deliver the required performance over the intended life
	Input cost inflation exceeding costs containment and productivity strategies (**Inflation**)	• Aggressive cost reduction and organisational restructuring for greater efficiencies via Project 500 and other initiatives • Focus on lifting productivity and cost discipline • Portfolio rationalisation and optimisation via the 'fix/optimise and sell/joint venture/ close' strategy
	Refinancing of existing facilities as a result of negative external factors (**Gold price**)	• Proactive and timely approach to refinancing of facilities • Diversified sources and tenor of facilities • Cost management focus to preserve cash and support strong credit metrics
Strategic	Inability to develop strategic growth and development projects to bring reserves to account as per plan (**Growth**)	• Revised tenements strategy with focused exploration funding for critical operations to extract maximum value • Work to ensure that 'social license to operate' is realised in Colombia • Partnering options under investigation
	Failure to successfully implement the start of a technology step change in South Africa (**Technology**)	• AngloGold Ashanti Technology and Innovation Consortium (ATIC) • Proof of concept work relating to: geological drilling; reef boring; ultra-high strength backfill; and haulage boring machines • Stakeholder identification and engagement
	Impediments to Mongbwalu divestment (**Divestment**)	• Sustainability and honouring social commitments • Stakeholder engagement and communication

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

UNDERSTANDING AND MITIGATING RISKS, IDENTIFYING AND HARNESSING OPPORTUNITIES continued

Risk correlation

Risk correlation refers to the likelihood of an event having a direct impact on another and is a measure of how risks could move in relation to each other. The figure below shows the top risks and their correlations.

The top group risks are arranged around the circumference of the diagram and are classified into external, operational and strategic risk. The risks that have the potential to impact other top risks are linked by orange, dark grey and light grey ribbons, coloured according to their classification. The purpose of this diagram is to highlight the interconnectedness of the top group risks.

The most highly correlated top risks are:

- portfolio rationalisation impediments (**portfolio**);
- socio-economic, artisanal, small-scale, illegal mining (**socio-economic**); and
- failure to achieve rationalisation and turnaround (**Obuasi**).



Strategic risks
Growth
Technology
Divestment
External risks
Gold price
Strike
De-rating
Portfolio
Health
Regulatory
Socio-economic
Currencies
Country
Environment
Operational and financing risks
Ramp-up
Skills
Obuasi
Production
Safety
Reliability
Inflation

LEGEND

Outgoing correlations
Operational
External
Strategic
Incoming correlations

POTENTIAL RISK IMPACT

on strategic building blocks

The top risks are likely to most strongly affect the group strategic building blocks of 'optimise overhead, direct costs and capital expenditure' and 'focus on people, safety and sustainability'.

The purpose of this diagram is to highlight the potential for the top group risks to impact the strategic building blocks that comprise AngloGold Ashanti's strategic goal of "sustainable cash flow improvements and returns".

LEGEND

- ● Risk
- ● Strategic building block
- —— Strong link
- – – Weak link


Maintain long-term optionality
Growth
Skills
Technology
Portfolio
Inflation
Environment
Obuasi
Gold price
Focus on people, safety and sustainability
Improve portfolio quality
Socio-economic
Reliability
Production
Strike
Optimise overhead costs and capital expenditure
Forex
Country
Ensure financial flexibility
Legacy health
Regulatory
Safety
Divestment
De-rating
Ramp-up

TOP GROUP OPPORTUNITIES

We recognise that identifying and managing opportunities is an important component of risk management. The company identifies suitable opportunities, endeavouring to exploit, harness, or maximise them with the aim of creating value from mitigating our risks. The following table lists our key opportunities along with the strategy for each.

Top group opportunities

Type	Opportunity	Strategy
Operational	Cost reduction to benefit from increase in gold price	• Aggressive cost reduction and organisational restructuring for greater efficiencies via Project 500 and other initiatives • Focus on lifting productivity and cost discipline to deliver best portfolio value • Portfolio rationalisation and optimisation via the 'fix/optimise and sell/joint venture/close' strategy
	Technology step-change in South Africa	• AngloGold Ashanti Technology and Innovation Consortium (ATIC) • Proof of concept work relating to: geological drilling; reef boring; ultra-high strength backfill; and haulage boring machines • Stakeholder identification and engagement
Strategic	Colombia	• Revised tenements strategy with focused exploration funding • Work to ensure that 'social licence to operate' is realised • Partnering options

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LEADERSHIP AND GOVERNANCE
P88-107

This section provides insight into the way in which the group is governed and how our board management and employees are remunerated and rewarded.



THE BOARD

AngloGold Ashanti has a unitary board comprising nine directors – six independent non-executive directors, one non-independent director and two executive directors.

STRUCTURE OF THE BOARD


Chairman
1 Sipho Pityana*
Executive Committee
Executive directors
Chief Executive Officer
2 Srinivasan Venkatakrishnan
Chief Financial Officer
3 Richard Duffy
Non-executive directors
Lead independent director
4 Wiseman Nkuhlu**
Director
5 Rhidwaan Gasant**
Director
6 Nozipho January-Bardill**
Director
7 Michael Kirkwood**
Director
8 Tito Mboweni**
Director
9 Rodney Ruston**

* *Post year-end, the independent non-executive chairman, Tito Mboweni, stood down as chairman. Simultaneously, Sipho Pityana was appointed non-executive chairman and, to meet the requirements of the King III, principle 2.16, a lead independent director, Prof Wiseman Nkuhlu, was appointed.*

** *Independent director – determination of director independence is in line with the requirements of King III, the Companies Act, the JSE Listings Requirements, New York Stock Exchange and other best practice guidelines. The independence of each director is assessed annually by the board.*

THE BOARD continued



BOARD CHARACTERISTICS

Nationality
(%)

● South African	67
○ Australian	11
● British	11
● Indian/British	11

Length of service on the board
(%)

● Less than two years	34
○ Between two and six years	33
● More than six years	33

Composition by HDSA* status
(%)

● HDSA	56
○ Non-HDSA	11
● Non-South Africans	33

*   *Historically disadvantaged South African as defined in terms of the Mining Charter*

Industry sector experience
(%)

● Mining sector	33
○ Financial services	22
● Executive management	45

NON-EXECUTIVE CHAIRMAN

(1) Sipho Pityana (54)

BA (Hons), MSc, Dtech (Honoris)

Initially appointed a non-executive director on 13 February 2007. Appointed Chairman on 17 February 2014.

Chairman:
- Safety, Health and Environment Committee
- Nominations Committee

Member:
- Risk and Information Integrity Committee
- Remuneration and Human Resources Committee
- Social, Ethics and Transformation Committee
- Investment Committee

EXECUTIVE DIRECTORS

(2) Srinivasan Venkatakrishnan (Venkat) (48)

BCom, ACA (ICAI)
Chief Executive Officer

First appointed to the board on 1 August 2005 and as CEO on 8 May 2013.

Chairman:
- Executive Committee

Member:
- Risk and Information Integrity Committee
- Investment Committee

(3) Richard Duffy (50)

BCom, MBA
Chief Financial Officer

Appointed to the board as CFO on 1 June 2013.

LEAD INDEPENDENT DIRECTOR

(4) Wiseman Nkuhlu (69)

BCom, CA (SA), MBA

Appointed to the board on 4 August 2006, resigned on 30 April 2009 and re-appointed on 1 June 2009

Chairman:
- Audit and Corporate Governance Committee

Member:
- Risk and Information Integrity Committee
- Safety, Health and Environment Committee
- Nominations Committee
- Remuneration and Human Resources Committee
- Social, Ethics and Transformation Committee

NON-EXECUTIVE DIRECTORS

(5) Rhidwaan Gasant (54)

CA (SA)

Appointed to the board on 12 August 2010

Chairman:
- Investment Committee

Member:
- Audit and Corporate Governance Committee
- Nominations Committee
- Risk and Information Integrity Committee

(6) Nozipho January-Bardill (63)

BA, MA Applied Linguistics, Dipl Human Resources Development
Appointed to the board on 1 October 2011

Chairman:
- Social, Ethics and Transformation Committee

Member:
- Audit and Corporate Governance Committee
- Safety, Health and Environment Committee
- Nominations Committee

(7) Michael Kirkwood (66)

AB, Economics & Industrial Engineering
Appointed to the board on 1 June 2012

Chairman:
- Remuneration and Human Resources Committee

Member:
- Audit and Corporate Governance Committee
- Social, Ethics and Transformation Committee
- Investment Committee
- Nominations Committee

(8) Tito Mboweni (54)

BA, MA (Development Economics)

Appointed to the board as Chairman on 1 June 2010. Stood down as Chairman on 17 February 2014.

Member:
- Nominations Committee
- Remuneration and Human Resources Committee
- Investment Committee

(9) Rodney Ruston (63)

MBA Business, BE (Mining)
Appointed to the board on 1 January 2012

Chairman:
- Risk and Information Integrity Committee

Member:
- Remuneration and Human Resources Committee
- Safety, Health and Environment Committee
- Social, Ethics and Transformation Committee
- Investment Committee
- Nominations Committee

GROUP GENERAL COUNSEL AND COMPANY SECRETARY

(10) Maria Sanz Perez (48)

BCom LLB, H Dip Tax, Admitted Attorney

Refer to page 93 for a brief biography of Maria Sanz Perez and page 95 for more information on the role of the company secretary.

Detailed curriculum vitae of members of the board are available in the Corporate Governance section of the Annual Financial Statements 2013 and on the website at www.anglogoldashanti.com/About+our+business/OurBoard

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EXECUTIVE MANAGEMENT



EXECUTIVE DIRECTORS

❶ *Srinivasan Venkatakrishnan (Venkat) (48)*
BCom, ACA (ICAI)
Chief Executive Officer

Venkat was appointed as CEO in May of 2013, having been joint CEO (with Tony O' Neill) from April of the same year. He had previously been CFO since 2005. Venkat reports to the board and is responsible for creating, communicating and implementing the organisation's vision, mission and strategy. His extensive knowledge of the company and its international portfolio of assets serves him well in this capacity.

❷ *Richard Duffy (50)*
BCom, MBA
Chief Financial Officer

With 27 years' global mining experience, Richard was appointed CFO in June 2013 and also as an executive director in compliance with JSE Listing Requirements. His many years' experience in positions such as EVP – Business Development, with accountability for mergers and acquisitions, as well as for greenfield exploration, and as EVP – Continental Africa, have equipped him for his current portfolio, which is to manage financial matters and decisions for the group.

EXECUTIVE MANAGEMENT

❸ *Ron Largent (53)*
BSc (Min. Eng.), MBA
Chief Operating Officer - International

Ron has more than 30 years' experience in international mining operations and project management. He joined the organisation in 1994 as Manager, Gold Operations for Cripple Creek & Victor, and was promoted to EVP – Americas in 2007. He was subsequently promoted to Chief Operations Officer

– International in 2013, and his portfolio was extended to include Continental Africa. Effective January 2014, Australia was also included in his remit. He is currently accountable for overall strategic and operational responsibilities for production at the company's mining operations across four continents and nine countries. In addition, he leads a team mandated to remove $500m from the group's operating cost base within an 18-month period to December 2014.

❹ *Mike O'Hare (54)*
BSc (Min. Eng.)
Chief Operating Officer - South Africa

As the Chief Operations Officer – South Africa, Mike's portfolio includes three operating areas (West Wits, Vaal River and Surface Operations). He also leads the company's innovative technology project in South Africa. He has 37 years' experience in mining, having joined Anglo American in 1977, and has knowledge and skills of deep underground mining that are highly regarded globally.

❺ *Italia Boninelli (57)*
MA (Psychology), Post Graduate Diploma in Labour Relations
Executive Vice President – People and Organisational Development

Holding the portfolio of Human Resources, Italia is responsible for the global people strategy at AngloGold Ashanti where it is well recognised that 'people are the business, and our business is people'. With more than 25 years' experience in human resources across a variety of industries, including mining, manufacturing, healthcare and banking, Italia brings a wealth of knowledge, particularly in the labour field, which is crucial to domestic and international operations. She joined the group in 2010 and is responsible for building a highly engaged and productive workforce.

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Detailed curriculum vitae of members of the Executive Committee are available in the Corporate Governance section of the Annual Financial Statements 2013 and on the website at www.anglogoldashanti.com/About+our+business/ExecutiveTeam

EXECUTIVE MANAGEMENT CHARACTERISTICS

Nationality
(%)



Indian/British	10
South African	60
American	10
Australian	10
Spanish	10

Length of service at AngloGold Ashanti
(%)



Less than three years	30
Between three and 15 years	40
More than 15 years	30

Composition by HDSA*
(%)



HDSA	30
Non-HDSA	30
Non-South Africans	40

* Historically disadvantaged South African as defined in terms of the Mining Charter

Industry sector experience
(%)



Mining sector	30
Financial services	30
Executive management	30
Human resources	10

6 Charles Carter (51)

BA (Hons), DPhil, EDP
Executive Vice President – Strategy and Business Development

Charles is responsible for group strategy, business development, corporate finance, investor relations and communications portfolios. He has worked in the mining industry in South Africa and the Americas for more than 23 years and has had responsibility for a range of additional portfolios that include human resources, risk management, business planning and executive responsibility for the company's business in Colombia.

7 Graham Ehm (57)

BSc Hons, MAusIMM, MAICD
Executive Vice President – Planning and Technical

Graham, who has multi-commodity experience, has held senior leadership positions in AngloGold Ashanti in Tanzania and Australia. His current portfolio entails safety, business process framework (BPF), asset optimisation, capital investment optimisation and monitoring of projects, studies and exploration. The Planning and Technical portfolio is his accountability.

8 David Noko (56)

MBA, Post Graduate Diploma in Company Direction; Higher National Diploma – Engineering
Executive Vice President: Sustainability

David supports the CEO and COOs on matters relating to AngloGold Ashanti's involvement in local and international institutions relating to sustainability. His portfolio also includes global security, infrastructure and development strategies, human rights and public affairs. Prior to joining AngloGold

Ashanti in 2012, David held numerous leadership positions in the industry, most notably as CEO and MD of De Beers Consolidated Mines Ltd.

9 Maria Sanz Perez (48)

BCom LLB, H Dip Tax, Admitted Attorney
Executive Vice President: Group General Counsel and Company Secretary

In her role as group general counsel, Maria partners with the company's business leaders to ensure AngloGold Ashanti complies with legal requirements across the group. Other responsibilities are compliance, company secretarial functions, integrated reporting and corporate cost reduction. She is also accountable for the legal and commercial aspects of global procurement. Maria has been with the group since 2011 and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.

10 Yedwa Simelane (48)

BA LLB, MAP, EMPM
Executive Vice President – Stakeholder Relations and Marketing

Yedwa's portfolio covers stakeholder relations and government relations together with global marketing and sustainability reporting. In addition, Yedwa supports the Chairman and the CEO's offices in relation to government relations and the company's involvement in multilateral organisations and organisations such as the World Gold Council. She joined the group in 2000 as managing secretary to the board and Executive Committee and prior to that had held senior roles in the financial and retirement industries.

GOVERNANCE REVIEW

In exercising oversight of governance, the board of AngloGold Ashanti acknowledges that sound governance principles and practices underpin the creation of value and the sustainability of the business. These are critical to earning and maintaining the trust and confidence of the company's stakeholders.

This in turn is crucial to the achievement of AngloGold Ashanti's business objectives. AngloGold Ashanti is mindful too that corporate governance principles and standards are continually evolving and that the company must constantly strive for best practice.

Given that the company's primary listing is on the JSE, AngloGold Ashanti subscribes to the principles of the King Code on Corporate Governance (King III). The company has applied all principles of King III.

During 2013, the company continued to refine its governance processes and procedures as required by King III. A compliance register is available on the company's website www.anglogoldashanti.com. This is a living document and is updated regularly. Some of the activities undertaken during 2013 to further strengthen our governance processes are included in the highlights of the board and committees from pages 97 to 99.

Post year-end, the independent non-executive Chairman retired and was replaced by a non-executive Chairman. To meet the requirement of King III, principle 2.16, a lead independent director was appointed.

The company has also implemented the last requirement of the South African Companies Act No. 71 of 2008, as amended (the Companies Act), namely the adoption of a revised Memorandum of Incorporation (MOI) which was effected by shareholders on 27 March 2013. A copy of the MOI is available on the company's website.

Given our commitment to comply with external standards – see page 102 – rigorous mechanisms for self-governance and transparency have been put in place. This is in line with the high standards of governance set in order that our stakeholders may be confident that we conduct our business responsibly and ethically.

BOARD

Role of the board

The overriding role of the board is to ensure the long-term sustainability and success of AngloGold Ashanti, for the mutual benefit of all its stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The duties, responsibilities and powers of the board, the delegation of authority and matters reserved for the board's authority are all set out in the Board's Charter, which is available on the company's website.

The composition of the board is such that a diversity of views contributes to discussions. No individual director or group of directors dominates board processes or decision-making. Following the retirement of three directors in 2013, the board reviewed the range of skills and expertise available and determined the additional skills required to augment its technical capabilities.

Role of the chairman

During 2013, the board was led by an independent non-executive Chairman. Post year-end, the independent Chairman, Tito Mboweni, stood down effective 17 February 2014 and a non-executive director, Sipho Pityana, was unanimously appointed non-executive Chairman.

The roles and responsibilities of the Chairman are documented and approved by the board and are separate from those of the Chief Executive Officer. The Chairman leads the board and is responsible for ensuring its effectiveness in discharging its duties. In accordance with King III, the Chairman is appointed annually. In May 2013, the board re-appointed Mr Mboweni to serve until the first board meeting after the next annual general meeting in May 2014.

Role of the lead independent director

In February 2014, given the non-independence of the newly appointed Chairman and in line with the recommendations of King III, the board simultaneously appointed Prof Nkuhlu as lead independent director. The principal role of the lead independent director is to act when the board Chairman is not present or is unable to perform his duties for any other reason, and to serve as liaison between the non-executive directors and the board Chairman.

Role of the chief executive

The group's Chief Executive Officer (CEO) is responsible for the execution of the company's strategy and reports to the board. The CEO chairs the 10-member Executive Committee which oversees and manages the day-to-day running of the business.

Chief financial officer

Richard Duffy was appointed Chief Financial Officer on 1 June 2013 to replace Srinivasan Venkatakrishnan. As required by the JSE Listing Requirements, the Audit and Corporate Governance Committee, at its meeting held on 13 February 2014, considered and expressed its satisfaction at the level of expertise and experience of Messrs Duffy and Venkatakrishnan as Chief Financial Officers of AngloGold Ashanti during 2013.

The committee concluded that they, together with members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the Chief Financial Officer's report included in the Annual Integrated Report 2013 from pages 28 to 30.

Company secretary

The company secretary, Maria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the company secretary in December 2013 and was satisfied that Maria is qualified to serve as company secretary. The board also confirmed her independence and her arms-length relations with the board, noting that she is not a director of the company and has no personal connections with any of the directors. Maria's qualifications and experience can be viewed in the section under Board and Executive Management in the Annual Financial Statements 2013 and on the website, www.anglogoldashanti.com.

Independence of directors

King III provides that assessment of the independence and performance of directors who have been serving on the board for more than nine consecutive years should be more rigorous than for those who have been appointed more recently. As at 31 December 2013, none of the company's independent directors had served for that length of time. Mr Pityana is not considered independent following the conclusion of a commercial transaction during 2013 between AngloGold Ashanti and Izingwe Property Managers (Pty) Limited, a related party of Mr Pityana.

Evaluation of board effectiveness

Evaluations of the independence of the performance of the board, the committees, individual directors, the board Chairman and non-executive directors are conducted annually, and are facilitated either internally or externally. Self-evaluation exercises are also undertaken.

> " Corporate governance principles are continually evolving as is the implementation of best practice. "

During 2013, the board implemented several remedial measures to address certain issues identified in the previous year's evaluations. Improvements resulting from the implementation of these measures included:

- Enhanced quality of the contents of board and committee meeting documents leading to more productive meetings.
- More timely submission of meeting papers resulting in better preparation for meetings and more productive discussions and decision-making.
- Introduction of electronic systems for the delivery of materials for board and committee meetings to assist in the timely distribution of meeting documents.
- Improved flow of communication between management and non-executive directors between quarterly meetings.

Questionnaires for the 2013 evaluations were completed in December. The results were discussed in February 2014 and action plans developed to address the following areas:

- Composition of the board and committees to enhance their efficiency and effectiveness.
- Strategy setting and risk management – increase involvement of non-executive directors in strategy development and in determining the group's risk appetite.
- Greater levels of engagement between management and non-executive directors.

PRESCRIBED OFFICERS

In terms of Section 66(10) and regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

BOARD COMMITTEES AND THEIR FUNCTIONS

Seven committees assist the board in discharging its responsibilities. The functioning of the committees is guided by their terms of reference which are approved by the board and reviewed annually or as required. During 2013, all board committees, with the exception of the Safety, Health and Environmental Committee, were chaired by independent non-executive directors.

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GOVERNANCE REVIEW continued

KEY ACTIVITIES OF THE BOARD AND ITS COMMITTEES DURING 2013

The activities of the board and its committees during 2013 aimed at promoting the economic sustainability of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and or needs of stakeholders, the safety and health of employees and communities, the development of systems to ensure proper access to and dissemination of credible information. The board and its committees continuously strive to achieve best practice in corporate governance.

Board committees and their objectives

1 **Audit and Corporate Governance Committee**
Ensures the integrity of financial reporting and that appropriate governance processes are in place.

2 **Remuneration and Human Resources Committee**
Assists the board in discharging its responsibilities relating to executive compensation and non-executive directors' fees and the development of the company's human resources.

3 **Risk and Information Integrity Committee**
Assists the board in discharging responsibilities relating to governance of risk, effective management of IT resources and integrity of information.

4 **Safety, Health and Environment Committee**
Primarily assists the board in ensuring that operations are conducted with the goal of preventing negative impacts on the safety and health of employees and communities in its operational areas, and in safeguarding the environment.

5 **Social, Ethics and Transformation Committee**
Primarily monitors the performance and assists the board in discharging its statutory responsibilities relating to the functions of a social and ethics committee as contemplated by the Companies Act.

6 **Investment Committee**
Assesses capital projects to ensure that investments, divestments and financing proposals are aligned with business objectives.

7 **Nominations Committee**
Assists the board, in consultation with the board chairman and chief executive officer, to identify suitable candidates for appointment to the board.

Below is summary of the major activities of the board and its committees during 2013:

Committee	Highlights of activities:
Board of directors	• Following the resignation of the former Chief Executive Officer with effect from 1 April 2013, ensured stability of executive management by putting in place interim leadership with the appointment of Messrs AM O'Neill and S Venkatakrishnan as joint interim group chief executives. • Appointment of a new Chief Executive Officer in May 2013. • Appointment of a new Chief Financial Officer in June 2013. • Reviewed board committee structures and mandates to improve their effectiveness and efficiency. • Established a technical advisory group, which will become operational in 2014, to advise the board and management on technical operational matters. • Reviewed the skills set of the board resulting in a decision to recruit an additional director with the requisite technical skills in 2014. • Monitored implementation of strategy by the Executive Committee and assessed progress against set objectives. • Evaluated and approved strategy and ensured business plans were aligned with needs of the business and stakeholders' expectations. • Discussed and approved management's budget proposals. • Evaluated performance of the board, individual non-executive directors and committees. • Adopted a new constitutional document (Memorandum of Incorporation) and recommended it to shareholders for approval as required by the Companies Act. • Kept abreast with material legal and regulatory developments in operational jurisdictions. • Reviewed and approved a revised group's Delegation of Authority Policy to improve and facilitate decision-making. • Post year-end, appointed new board Chairman after the former Chairman stood down.
Audit and Corporate Governance Committee (Audcom)	• Reviewed and assessed integrity of published financial statements to ensure their preparation was in accordance with relevant accounting standards and other requirements. • Considered and confirmed the independence of the external audit firm and recommended its re-appointment by shareholders. • Considered and approved the audit fees. • Considered and approved internal and external audit plans and monitored performance against these plans. • Ensured that the internal audit department had the required resources to deliver on its mandate. • Considered internal audit reports and monitored implementation of remedial action to address any adverse findings. • Reviewed and pre-approved non-audit services and related fees in accordance with policy on the approval of non-audit services. • Evaluated and confirmed the competence and professionalism of the Chief Financial Officer in accordance with JSE Listing Requirements. • Evaluated the accounting issues that impacted the group and company's financial statements. • Reviewed major legal cases and disputes that impacted or could impact the company financially. • Reviewed and recommended the Annual Integrated Report 2012 and Annual Financial Statements 2012 to the board for approval. • Held closed sessions with external and internal auditors, Group General Counsel and financial management to discuss any issues they may be facing in executing their responsibilities, and advised accordingly. More detail of the activities of this committee are available in the committee's report to shareholders in the Annual Financial Statements 2013 which is published on the company's website.

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GOVERNANCE REVIEW continued

Committee	Highlights of activities:
Remuneration and Human Resources Committee (Rem&HR)	• Considered and recommended implementation of a retention scheme for executive management following the resignation of the then chief executive. • Assisted the board in determining the remuneration of the new Chief Executive Officer appointed in May 2013. • Reviewed and approved corporate goals and objectives relevant to the compensation of the executive management. • Approved both short- and long-term executive compensation after evaluating executives' performance against set targets and consideration of local and international executive remuneration trends. • Pro-actively explained the company's remuneration policy to major shareholders. At the annual general meeting, 82% of shareholders voted to endorse the policy. • Reviewed market trends on non-executive directors and made recommendations to the board regarding the board fee proposal to be presented to shareholders for approval. • Appointed an external remuneration advisor to assist the committee in better understanding trends in executive and non-executive remuneration, both locally and internationally, enabling the committee to make informed decisions on the subject. • Devised adjusted metrics for the 2014 bonus share and long-term incentive plans to reflect the company's revised priorities and to improve alignment with shareholder interests.
Risk and Information Integrity Committee (R&II)	• Guided management in determining the company's top risks, both short- and long-term, and reviewed implementation of remedial measures. • Adopted a new risk management policy which categorises risks in terms of imminent and longer-term risks. One key risk facing the company was discussed in detail at each quarterly meeting. Remedial measures to address such risks were also deliberated. • Provided oversight of the roll-out of the enterprise resource planning (ERP) programme to operations in the South Africa, Australia and Americas regions. Implementation of the ERP has improved the company's information management systems which are now largely standardised and centralised. • Reviewed the 2013/2014 insurance policies to ensure adequate insurance cover for the company's assets and employees at competitive rates.
Safety, Health and Environment Committee (SHE)	• Given that "safety is our first value", the focus was on providing direction and support to management in implementing programmes to improve work place safety. Positive results were achieved and improvements in key safety indicators are detailed in the Annual Sustainability Report 2013. • Reviewed and provided direction and support to management on the implementation of programmes to improve the health and well-being of employees and their families. • Considered mining activities that had the potential to negatively impact the environment. • Reviewed the Sustainability Report 2012 jointly with the Social, Ethics and Transformation Committee.

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Committee	Highlights of activities:
Social, Ethics and Transformation Committee (SE&T)	• Monitored programmes on safety, health and the environment through regular reports from the SHE committee. • Monitored the group's progress in complying with transformation targets set by the Mining Charter and the Department of Mineral Resources (DMR) in South Africa. • Monitored transformation activities at the group's other operations, especially in relation to developing local talent and skills. • Monitored the group's activities relating to stakeholder management. • Monitored the group's community improvement programmes and expenditure in that regard, as well as ensuring that such spend is guided by criteria that seek to promote achievement of the company's business objectives. • Monitored the systems and programmes in place to enable the group to comply with relevant laws and regulations. • Monitored the group's labour relations environment and advised on developing strategies to improve the landscape of labour relations. • Reviewed and approved, jointly with the SHE committee, the Sustainability Report 2012. • In order to strengthen the company's compliance with anti-corruption and anti-bribery legislation, a revised risk-based compliance framework was presented to the committee and implemented. • The committee's mandate was revised to include that of the Party Political Donations Committee. Further details of its activities are available in the committee's report to shareholders in the Annual Financial Statements 2013 which is available on the company's report website: www.aga-reports.com
Investment Committee (Invcom)	• Reviewed progress reports on the execution of capital projects to assess progress against board approved plans and project specifications. • Received information on the company's financial position at the start of each meeting to assist the committee in its investment decisions. • Deliberated on the group's asset portfolio with a view to guiding management on its rationalisation in accordance with future growth plans.
Nominations Committee (Nomcom)	• Reviewed, on behalf of the board, results of the 2013 performance evaluation of the board, the independence of independent directors, the qualifications and competence of the company secretary and the independence and performance of the board Chairman. • Monitored implementation of an action plan to address concerns and suggestions arising from the evaluations. • Discussed results of the evaluation of the independence and performance of the board Chairman and co-ordinated his reappointment for 2013. • Co-ordinated processes and procedures culminating in the appointment of a new chief executive following the resignation of the former Chief Executive Officer in March 2013. • Interviewed several candidates for appointment to the board in 2014. • Post year-end, following the retirement of the independent non-executive Chairman, oversaw appointment of new non-executive Chairman and lead independent director.

During 2013, of the two ad hoc committees, the Financial Analysis Committee did not meet and the Party Political Donations Committee was dissolved and its mandate transferred and included with that of the Social, Ethics and Transformation Committee.

GOVERNANCE REVIEW continued

Board and committee meeting attendance – 2013

The current composition of the board and committees, and attendance at meetings during 2013 are disclosed in the table below:

Name of Director	Board	Audcom	Rem&HR	R&II	SHE	SE&T	Invcom	Nomcom
TT Mboweni	12/12	–	5/5	–	–	–	4/4	5/5
SM Pityana	11/12	–	4/5	4/4	4/5	4/5	4/4	5/5
FB Arisman [1]	3/4	4/5	2/3	1/2	2/3	–	1/2	2/3
M Cutifani [2]	3/3	–	–	1/1	1/2	1/2	1/1	–
RN Duffy [3]	7/7	–	–	–	–	–	–	–
R Gasant [4]	12/12	9/10	–	4/4	–	–	1/1	5/5
NP January-Bardill	11/12	9/10	–	–	5/5	5/5	–	5/5
MJ Kirkwood [5]	11/12	7/7	5/5	–	–	5/5	4/4	5/5
AM O'Neill [6]	4/5	–	–	–	–	–	–	–
WA Nairn [7]	3/4	–	3/3	2/2	3/3	3/3	2/2	2/3
Prof LW Nkuhlu [8]	12/12	10/10	5/5	4/4	5/5	5/5	1/1	4/5
F Ohene-Kena [9]	3/4	–	–	–	1/3	–	–	1/3
RJ Ruston [10]	11/12	–	2/2	4/4	5/5	5/5	4/4	5/5
S Venkatakrishnan	12/12	–	–	4/4	–	–	4/4	–

[1] *Mr Arisman retired from the board on 13 May 2013.*
[2] *Mr Cutifani resigned as CEO and executive director on 31 March 2013.*
[3] *Mr Duffy was appointed as CFO and executive director on 1 June 2013.*
[4] *Mr Gasant was appointed a member and chairman of the Invcom with effect from 1 September 2013.*
[5] *Mr Kirkwood was appointed to Audcom on 1 April 2013.*
[6] *Mr O'Neill was appointed as executive director with effect from 20 February 2013 and resigned on 19 July 2013.*
[7] *Mr Nairn retired from the board on 13 May 2013.*
[8] *Prof LW Nkuhlu resigned from the Invcom with effect from 1 April 2013.*
[9] *Mr Ohene-Kena retired from the board on 13 May 2013.*
[10] *Mr Ruston was appointed a member of the Rem&HR with effect from 1 July 2013.*

EXECUTIVE COMMITTEE

The day-to-day management of the group's affairs is vested in the Executive Committee, chaired by the Chief Executive Officer and comprising 10 members. The committee's work is supported by country and regional management teams as well as group corporate functions. On 21 May 2013, the Executive Committee was restructured to better align the team with the strategy and current imperatives of the company.

VALUES AND ETHICS

The Code of Business Principles and Ethics (Our Code) is the defining document on AngloGold Ashanti's values and ethics. The board and management recognise the enduring importance of ethical behaviour by all employees, directors and related parties at all times as the company strives to generate competitive shareholder returns and create value for the benefit of all stakeholders. The principles of King III facilitate the monitoring of the company's performance from the perspective of ethics.

Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

Roll-out of Our Code, which began soon after its launch in November 2010, continued during 2013. Our Code has been translated into four languages and is available on the corporate website, www.anglogoldashanti.com, the intranet and DVD.

In 2013, the online training platform was re-launched on the OneERP learning management platform, providing access to four courses. An additional course is to be rolled out in 2014. Training is available in four languages and has enabled accelerated training in Our Code and on anti-bribery and anti-corruption.

AngloGold Ashanti holds all employees, directors and officers accountable for complying with Our Code and policies, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which AngloGold Ashanti does business. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal.

Employees, directors and officers who are aware of a situation in which they believe Our Code is being transgressed are urged to communicate their concerns to their line managers, the legal department, human resources or group compliance. No employee, director or officer will be disciplined or otherwise victimised for raising a concern in good faith.

The company has promoted its whistle-blowing communication channels that include hotlines, text messaging, email and web facilities, which are administered by a third party. Use of these facilities is promoted by means of posters at all locations. Employees, directors, officers and external parties may use the hotlines, anonymously if they wish, to report concerns. All concerns are carefully investigated and, wherever possible, feedback is provided to the person raising the concern upon request.

LEGAL, ETHICAL AND REGULATORY COMPLIANCE

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, Group Compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

During 2013, Group Compliance activities aimed at enhancing the company's governance. Key among these activities were:

- the hiring of a permanent full-time head of compliance (Vice-President: Group Compliance) based in Johannesburg;

- the continued global roll-out of awareness training on Our Code by means of both online training and "in-person" DVD training for those without computer access;

- continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation like the Foreign Corrupt Practices Act, and adaptable at an operational level to enhance the effectiveness of the compliance framework;

- development of a global supplier code of conduct and a revised risk-based third party due diligence process;

- development of a methodology for continuous improvement in auditing of compliance policies, including the development of compliance metrics for use in internal audits;

- the continued roll-out of online anti-bribery and anti-corruption training;

- revised and issued new policies and procedures, including the development of an investigation reporting standard for the company;

- assessment of the automated group gifts, hospitality and sponsorships registers;

- automation of the group's conflicts of interests register; and

- additional efforts to provide automated access to track and monitor compliance with laws and regulations, including a self-certification process and legal register by country.

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GOVERNANCE REVIEW continued

External standards and voluntary codes

In addition to legislative and regulatory compliance, AngloGold Ashanti also complies with several external standards and has undertaken to comply with certain voluntary standards. As a member of and a signatory to the International Council on Mining and Metals (ICMM), the principles of the United Nations Global Compact (UNGC), Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights (VPSHR), the World Gold Council's Conflict-Free Gold Standard (WGC CFGS), AngloGold Ashanti endeavours to comply with the principles advocated by those bodies and reports on this compliance.

Compliance with externally-verified voluntary standards enables AngloGold Ashanti to demonstrate that it operates responsibly and to create mechanisms for self-governance and transparency. As the company maintains this high standard of governance, stakeholders may be confident that it performs responsibly.

Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.

AngloGold Ashanti has taken a public stand and played a leading role in developing the WGC's CFGS; not only because it is committed to responsible business practices and to making positive contributions to the societies in which it operates, but also to deliver on obligations to stakeholders to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuse or breach any international humanitarian laws. In addition, AngloGold Ashanti is actively involved in initiatives to reduce illicit trafficking of precious metals at national and international levels.

In 2013, AngloGold Ashanti played an active role in three voluntary standards – the WGC CFGS; the Responsible Jewellery Council's Code of Practices and the LBMA's Responsible Gold Guidance – that enable the company to demonstrate that it operates responsibly. More detail on these standards is available in the Annual Sustainability Report 2013.

AngloGold Ashanti's shares are registered with the SEC in the United States and therefore the company is subject to the various laws regarding securities that are applicable in that country. This reporting extends to Sections 1502, 1503 and 1504 of the Wall Street Reform and Consumer Protection Act (Dodd Frank) to the extent that the SEC has published relevant rules.

> **"** *Our compliance with externally-verified voluntary standards enables us to demonstrate that we operate responsibly and to create mechanisms for self-governance and transparency.* **"**

For a more detailed report on AngloGold Ashanti's corporate governance, please see the Annual Financial Statements 2013, which is available on the corporate report website, www.aga-reports.com.

Governance – supply chain management and procurement policies

Supply chain management is about more than just procuring the right product, at the right time and in the right quantities. Effective supply chain management, undertaken with integrity and in line with the company's values and governance principles, can add value to the company's business by improving efficiency, relationships and reputation and, ultimately, affect the long-term sustainability of AngloGold Ashanti. As a global company operating on most of the world's continents, responsible management of the supply chain is an increasingly important ethical and human rights consideration for the company's business. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Many of AngloGold Ashanti's operations are located in developing countries, and responsible supply chain management has the potential to add value to these communities. The way in which the company operates must be value-adding for communities, local governments and society as a whole.

The company has adopted a cross-functional approach to supply chain management to ensure best practice while complying with international human rights and labour standards and ensuring the economic participation of local stakeholders. In 2013, AngloGold Ashanti approved a human rights policy framework in line with international human rights protocols.

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POST YEAR-END EVENTS

Changes to board of directors

- Tito Mboweni stood down as Independent Non-executive Chairman of the board on 17 February 2014.
- Sipho Pityana was unanimously appointed Non-executive Chairman of the board on 17 February 2014.
- Prof LW Nkuhlu was appointed as Lead Independent Director in terms of the recommendations of King III on 17 February 2014.

Restructuring of board committees

Action plans put in place to address issues emanating from the 2013 annual performance evaluation of the board and committees included plans to improve the effectiveness of board and committee meetings and related governance processes.

In this regard, the Nominations Committee reviewed the existing structures of committees on 11 March 2014 and made recommendations for their restructuring and these were accepted by the board.

Implementation of the recommendations resulted in the number of standing committees being reduced from seven to five through consolidations of four committees into two, as detailed below. The restructuring also rationalised the number of committee membership of each board member.

The overall effect of the restructuring is expected to improve the effectiveness of committees by, among others:

- removing existing duplication in the mandates of certain committees;
- reduce meeting days; and
- allow for more effective preparation for meetings by board and management.

In terms of the remuneration of board members, the new structure will allow for equity in terms of the fees payable to each board member and also to ensure that market relativity in terms of pay remains aligned with agreed benchmarks. The new structure will be implemented from 1 May 2014. The number of members per committee was also reviewed and reduced to improve committee efficiency and fee costs.

Given the mandates of the JSE Listing Requirements and King III, it was also determined that a lead independent director, whose primary responsibility shall be to provide leadership and advice to the board, without detracting from the authority of the Chairman, when the Chairman has a conflict of interest, should be appointed. King III further allows that the role of a lead independent director may be combined with that of a deputy chairman, which role the company's Memorandum of Incorporation also permits. Consequently, AngloGold Ashanti has introduced the role of deputy chairman/lead independent director.

Change in committee names

Committee name – 2013	Committee name – 2014
Audit and Corporate Governance	Audit and Risk
Risk and Information Integrity	Consolidated with Audit and Risk
Safety, Health and Environment	Social, Ethics and Sustainability
Social, Ethics and Transformation	Consolidated with Social, Ethics and Sustainability
Investment	Investment – unchanged
Remuneration and Human Resources	Remuneration and Human Resources – unchanged
Nominations	Nominations – unchanged

REMUNERATION AND PERFORMANCE

AngloGold Ashanti's core leadership philosophy of "People are the business …. Our business is people" remained a key focus during the difficult times of the past year. Despite the economic and operating difficulties, the company strove to retain and motivate employees utilising fair, robust and appropriate remuneration and rewards for their contributions.

REMUNERATION PHILOSOPHY

At an executive level, AngloGold Ashanti's policy is designed to assist us in competing in a global market. Regional and local remuneration benchmarking practices are applied when reviewing lower management levels and non-managerial staff in the organisation.

Remuneration is comprised of guaranteed and "at risk" or variable elements which vary in quantum and design, based on the organisational level and the area in which employees operate. All these remuneration elements are, however, directed towards retaining our employees. Our remuneration policy therefore focusses on:

- Aligning the behaviours and performance of our senior executives and managers with the strategic goals of the organisation, by offering competitive incentive plans with performance goals in place to ensure that executives' and managers' interests align with those of shareholders;
- Aligning the performance of non-managerial employees with tangible deliverables in terms of production and safety;
- Benchmarking executive remuneration against a comparator group of global and South African mining and multi-national companies;
- Benchmarking managers and non-managerial employees against the appropriate regional and local comparator groups;
- Encouraging employees to operate in a high-performance culture and facilitating their development to enable them to deliver on performance requirements;
- Ensuring that employees share in the performance of the organisation; and
- Maintaining a continuous focus on ensuring that the correct governance frameworks are applied to all decisions and practices governing remuneration in AngloGold Ashanti.

BOARD REMUNERATION

Historically, AngloGold Ashanti paid different fees to South African, African (outside of South Africa) and foreign (outside of Africa) non-executive directors.

> " AngloGold Ashanti's remuneration policy is aimed at the retention of critical skills and experience. "

Over the past three years, the company has progressively taken all non-executive director fees to the lower quartile of the global market and, in so doing, has eliminated previous differences between South African and non-South African non-executive directors' fees.

The benchmark data is provided to AngloGold Ashanti by the bespoke survey conducted by Mercer Consulting (South Africa) Pty Limited and the annual PwC survey of non-executive directors' fees and practices. In 2013, increases in non-executive director's fees were implemented in two stages; the first was an increase in African directors' board fees in June to align with their international fellow-directors, followed by an overall realignment of board fees with the global market in October 2013. In 2014, the final alignment of board sub-committee fees for non-executive directors and a travel allowance applicable to all will be implemented upon shareholder approval.

Non-executive board members at AngloGold Ashanti do not participate in any incentive schemes nor do they receive share allocations.

ANGLOGOLD ASHANTI EMPLOYEE REMUNERATION

The following table on page 105 provides an overview of benchmarking and the components of employee remuneration from the executive team through to the non-managerial staff:

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	CEO, CFO (executive directors) and Executive Committee members	Managers	Non-managerial employees
Market benchmarking	Global comparator group benchmark for both fixed and variable pay (bespoke benchmarking survey conducted by Mercer Consulting (South Africa) Pty Limited). The current comparator group consists of 11 companies which are aligned to AngloGold Ashanti in terms of size and geographic spread.	Global, regional or local market benchmark, depending on the scope of the role and whether or not there is a skills shortage.	Local market pay, determined mostly through bargaining units' collective agreements and wage negotiations.
Market positioning	Targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark, targeted at the 75th percentile.	Targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark, targeted at the 75th percentile.	Pay determined either through collective bargaining or targeted at the market median; where there is a shortage of skills and/or key technical skills, pay is higher than the benchmark, targeted at the 75th percentile.
Base salary	Guaranteed pay set to attract and retain employees. Performance-based, and aligned both to internal and external markets.	Guaranteed pay set to attract and retain employees. Performance-based, and aligned both to internal and external markets.	Collective bargaining agreed pay and/or pay for the attraction and retention of employees. Performance-based where not aligned under collective bargaining agreements, and aligned both to internal and external markets.
Benefits (medical aid, retirement, annual leave tax support etc.)	Legislatively compliant, aligned to the applicable global and local benchmarks. Used to enhance the employee value proposition.	Legislatively compliant, aligned to the applicable global and local benchmarks. Used to enhance the employee value proposition.	Legislatively compliant, aligned to the applicable global and local benchmarks. Used to enhance the employee value proposition.
Short-term incentives	The Bonus Share Plan (BSP) is AngloGold Ashanti's short-term incentive initiative. It is a measurement of company, individual and business unit performances and takes into account financial and non-financial metrics. The BSP is delivered in cash and matching shares. It is awarded as a percentage of pay and is delivered as a cash bonus and matching shares which vest over a two-year period (50% on the first anniversary of the cash award and 50% on the second).	Managers can receive either the BSP – as described for directors or executive committee members (at a lower percentage) – or cash bonuses in the form of production bonuses. These production bonuses are typically paid quarterly and reflect safety and production performance. Managers who receive cash payments as production bonuses will still qualify for matching shares under the BSP.	The production bonuses are linked to safety and production at the sites and are awarded accordingly (either monthly or quarterly depending on level). Non-managerial employees in corporate functions will receive the cash element of the BSP. No shares are awarded at this level. There remain instances where groups of employees qualify for matching shares on historic grounds.
Long-term incentives	The Long-Term Incentive Plan (LTIP) for AngloGold Ashanti is designed for executives and senior managers. It is a grant of shares with a three-year cliff vesting and is subject to company performance conditions.	Senior managers can qualify for the LTIP – this is determined by their job grading (Stratum) level.	There is no LTIP for non-managerial employees.

REMUNERATION AND PERFORMANCE continued

The graph below illustrates the remuneration mix of all Executive Committee members, management and non-managerial employees.

Average remuneration mix
(%) The percentages in the graph are a percentage of base salary



Non-managers 30 14 22

Managers 15 22 26 44

Executive management 15 32 48 99

■ Base salary   ■ Cash bonus (BSP or production)   ▢ LTIP shares
▢ Benefits   ▢ BSP shares   ▢ Allowances

Notes:

- *Executive management is inclusive of the CEO and CFO.*
- *Non-manager mix is derived from all South Africa Region Paterson C level and below employees.*
- *Manager mix is an average of Paterson E band employees.*
- *BSP matching shares are at 150% for executive management and 120% for managers.*
- *LTIP shares are calculated on an estimated performance achievement of 49.43% (average for last three years).*

LINKING STRATEGY, PERFORMANCE AND REMUNERATION

The individual executive key performance indicators (KPIs) used to determine the individual portion of short-term incentives are aligned to the following performance deliverables:

1. **People are the business:** To deliver on targets, AngloGold Ashanti needs to put in place the people, the managers, the processes and the strategies to enable delivery.

2. **Grow the business to support shareholder value:** To deliver exceptional returns, AngloGold Ashanti needs to target cash flow and financial performance.

3. **Manage the asset base as an investment portfolio:** To deliver sustainable returns and maximise shareholder value, AngloGold Ashanti needs to be able to sustain and grow the business.

> " *To deliver on targets, AngloGold Ashanti needs to put in place the people, the managers, the processes and the strategies to enable delivery.* "

4. **Create new business model to improve margins and deliver on the 15% return on equity target:** AngloGold Ashanti must establish a business model that ensures it has a sustainable and growing business.

5. **Build a sustainable business:** AngloGold Ashanti will not maintain its licence to operate unless it has a sustainable business model and unless it sees a potential competitive advantage in this model.

These metrics are defined in the personal KPIs for each executive, along with the company targets under the BSP and LTIP. These company metrics have been reviewed for 2014 and are detailed in the Annual Financial Statements 2013.

The individual performance metrics for the executives will be cascaded through the business to management and other staff who do not participate in production bonuses.

REMUNERATION IN 2013

In 2013, Mark Cutifani resigned as CEO and was replaced initially by two joint interim CEOs and, from May 2013, by Srinivasan Venkatakrishnan (Venkat). After a full market review and careful consideration of Mark and Venkat's relative experience levels, it was decided to implement a lower salary for the new CEO.

This, coupled with Venkat's decision to decline a cash bonus for 2013 and a salary increase in 2014, is testimony to the greater focus on reducing the pay gap between the highest and the lowest paid employees and on creating stronger levels of trust with employees and stakeholders.

The year 2013 was marred by a significant drop in the gold price, on-going labour unrest in South Africa and a decline in ore grades which impacted production. These factors affected the company's performance in 2013 as can be seen in the significant decline in the short- and long-term incentives granted to employees. Although performance did not meet the targeted level, the effectiveness of the bonus metrics was demonstrated by the reduction in the value of incentives paid, which although improved compared with 2012, remain low. These results can be viewed in the Annual Financial Statements 2013.

REMUNERATION OF GLOBALLY MOBILE EMPLOYEES

In remote areas or where there is a high demand for skills that are not available locally, AngloGold Ashanti deploys globally-mobile employees to fill roles on a short- to medium-term basis. Included in the job description of these employees, is the development of the required skills locally (localisation).

Globally mobile employees are compensated in terms of AngloGold Ashanti's expatriate remuneration which provides for benefits such as housing, schooling, international medical aid, international pension provisions, cost of living allowances and home leave trips. Where provided, these benefits may be delivered in the form of an allowance, depending on the location and the duration of the assignment.

COLLECTIVE BARGAINING AT ANGLOGOLD ASHANTI

In 2013, AngloGold Ashanti's performance was affected by labour unrest in the South African mining sector. This unrest and its accompanying unprotected strikes increased the likelihood of the earlier downsizing at the South African operations. The company, however, remains fully committed to its employees and to the collective bargaining process as a way of resolving any differences with recognised unions and associations.

AngloGold Ashanti is open to working with its social partners to renew its commitment to, and to delivering on, its social compact with the mining industry as agreed in the South African Mining Charter. The company has come to an agreement with government and the majority of local South African trade unions that covers the importance of safety, freedom of association for all workers, transparency and honesty in all interactions, respect for the rule of law and rejection of intimidation. The agreement also reflects a collective commitment to effective dispute resolution and acknowledgement of the integrity of collective bargaining.

> " There is a greater focus on reducing the gap between the highest and the lowest paid employees. "

RESTRUCTURING IN 2013

The restructuring undertaken in 2013 entailed a significant redesign of the entire organisation with a strong focus on cost optimisation opportunities. Cost saving initiatives, together with the restructuring, resulted in a 37% reduction in the number of corporate and off-site regional roles (as at September 2013) by year-end equivalent to overall savings of $119m (annualised) in corporate costs.

Retrenchment packages offered to all employees globally were based on a standard set of principles while taking into account local legislative requirements and processes.

EMPLOYEE SHARE OWNERSHIP PLAN IN SOUTH AFRICA

The Bokomoso Employee Share Ownership Plan (ESOP) was launched in December 2006, in partnership with the unions represented at the time: the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The ESOP was implemented to create an opportunity for AngloGold Ashanti and the unions to ensure closer alignment of the interests of South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of common interests.

Participation in the ESOP is restricted to those employees not eligible to participate in any other AngloGold Ashanti share incentive plan. Between the December 2006 launch date and December 2013, a total of $45.67m flowed to members of the ESOP. Of this $2.32m was paid in dividends, $37.5m as a consequence of the vesting of free and loan shares and $5.85m was due to the proceeds of a rights issue in 2008.

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ASSURANCE AND SHAREHOLDER INFORMATION
P108-116



APPROVALS AND ASSURANCES

AngloGold Ashanti's suite of annual reports for the 2013 financial year have been approved and assured as follows:

ANNUAL INTEGRATED REPORT

- The Annual Integrated Report for the year ended 31 December 2013, which was recommended by the Audit and Corporate Governance Committee for approval by the board, was approved by the board of directors on 18 March 2014.

ANNUAL FINANCIAL STATEMENTS 2013

- The Annual Financial Statements for the year ended 31 December 2013 were approved by the board of directors on 18 March 2014. The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Richard Duffy, the group's Chief Financial Officer, and Srinivasan Venkatakrishnan, the group's Chief Executive Officer.

- In accordance with the Companies Act, No 71 of 2008, as amended, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2013, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the Annual Financial Statements.

MINERAL RESOURCE AND ORE RESERVE REPORT 2013

- The Mineral Resource and Ore Reserve information as included in the Annual Integrated Report was approved by the board of directors on 18 March 2014.

- The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and Ore Reserve Report 2013.

ANNUAL SUSTAINABILITY REPORT 2013

- The Annual Sustainability Report 2013 was approved by the board of directors on 18 March 2014. Independent combined reasonable and limited assurance of this report was provided by Ernst & Young Inc.

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SHAREHOLDERS' DIARY AND INFORMATION

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti.

During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. However, in 2014, the company will revert to half-yearly dividend timetables.

In general, AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year.

The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act, as amended, the amount of reserves available for dividend, any restrictions placed on AngloGold Ashanti by debt facilities, the protection of existing credit rating and other factors.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 14 May 2014 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto.

Options granted in terms of the share incentive scheme do not carry rights to vote.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

Should you wish to receive printed copies of AngloGold Ashanti's 2013 annual reports, please request same from the contact persons listed at the end of this report, or from the company's website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

GLOSSARY OF TERMS

Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, adjustments to other commodity contracts and deferred tax thereon.

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.

All-in sustaining costs: During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on the "all-in sustaining costs" metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ''All-in sustaining costs" is an extension of the existing ''cash cost" metric and incorporates all costs related to sustaining production and, in particular, recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with the corporate office structures that support these operations, the community and rehabilitation costs attendant on responsible mining and any exploration and evaluation costs associated with sustaining current operations. ''All-in sustaining $/oz" is arrived at by dividing the dollar value of the sum of these cost metrics by the ounces of gold sold.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group's attributable share.

By-product: Any potentially economic or saleable product that emanates from the core process of producing gold, including silver, uranium and sulphuric acid.

Capital expenditure: Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.

Carbon-in-leach (CIL): Gold is leached from a slurry of ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

Companies Act: Refers to the South African Companies Act, No 71 of 2008, as amended.

Contained gold: The total gold content (tonnes multiplied by grade) of the material being described.

Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.

Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.

Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, write-off of stockpile and heap leach inventories to net realisable value plus the share of associates' EBITDA, less profit (loss) from discontinued operations.

Equity: Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

GLOSSARY OF TERMS continued

Feasibility study: A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision to proceed with the development of the project. The overall confidence of the study should be stated.

Free cash flow: Defined as post-tax operational cash flows less project capital and financing costs, but excluding cash flow impacts from acquisitions and disposals of material assets. It represents the group cash funding requirements or, alternatively, the cash available to service and repay debt and/or available for distribution to shareholders in the form of dividends.

Gold produced: Refined gold in a saleable form derived from the mining process.

Grade: The quantity of gold contained within a unit weight of gold–bearing material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t).

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption onto activated carbon.

Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, as taken from the current mine plan.

Metallurgical plant: A processing plant designed to treat ore and extract gold and, in some cases, other valuable by-products.

Milling: A process of reducing broken ore to a size at which concentrating can be undertaken.

Mineral Resource: A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories (JORC, 2012).

Ore Reserve: The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified (JORC, 2012).

Ounce (oz) (troy): Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.

Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, ore reserve development and stay–in–business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Prefeasibility study: A comprehensive study of the viability of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established, and an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A prefeasibility study is at a lower confidence level than a feasibility study.

Price received ($/oz and R/kg): Attributable gold income including realised non-hedge derivatives divided by attributable ounces or kilograms sold.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Recovered grade: The recovered mineral content per unit of ore treated.

Reef: A gold–bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold. A reef can also be any significant or thick gold-bearing quartz vein.

Refining: The final purification process of a metal or mineral.

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali, Namibia and Tanzania), Australasia (Australia), and the Americas (Argentina, Brazil and United States of America).

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post–mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Retreatment: In the South African context, retreatment describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Return on net capital: Adjusted headline earnings before net finance costs and hedge buy–back costs expressed as a percentage of average net capital employed.

Return on equity: Adjusted headline earnings before finance costs on equity including the mandatory convertible bonds and hedge buy–back costs expressed as a percentage of average equity.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical process in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.

Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Sustaining capital expenditure: Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings storage facilities (TSF): Facilities designed to store discarded tailings.

Tonne: Used in metric statistics. Equal to 1,000 kilograms (SI unit of mass).

Total cash cost: Total cash cost includes site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total cash cost margin: Average price received ($/oz) minus the total cash cost ($/oz), divided by the average price received ($/oz).

Total production cost: This is the total cash cost plus amortisation, retrenchment, rehabilitation and other non–cash costs. It excludes corporate administration and exploration costs. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

ABBREVIATIONS

$	United States dollars
A$ or AUD	Australian dollars
AMCU	Association of Mineworkers and Construction Union
AIFR	All injury frequency rate
ARS	Argentinean peso
ASX	Australian Securities Exchange
ATIC	AngloGold Ashanti Technology and Innovation Consortium
Au	Contained gold
BPF	Business Process Framework
BSP	Bonus Share Plan
BRL	Brazilian real
bn	Billion
CDI	Chess Depositary Interests
CEO	Chief Executive Officer
CFGS	Conflict-Free Gold Standard
CFO	Chief Financial Officer
COO	Chief Operating Officer
DMR	Department of Mineral Resources (South Africa)
EITI	Extractive Industries Reporting Initiative
ERP	Enterprise resource planning
ETF	Exchange traded fund
ESOP	Bokomoso Employee Share Ownership Plan
EVP	Executive Vice President
g	Grams
g/t	Grams per tonne
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
ICMM	International Council on Mining and Metals
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	Johannesburg Stock Exchange or JSE Limited
King III	King Code of Governance Principles and the King Report on Governance, which came into effect on 1 March 2010
kg	Kilograms
LSE	London Stock Exchange
LOM	Life of mine
LTIP	Long-term incentive plan
m	Metre or million, depending on the context
MLE	Mine life extension project (at CC&V)
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes or tons per annum
NGO	Non-governmental organisation
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
PJ	Petajoule = million Gigajoules (GJ)
R, ZAR or Rand	South African rands
SAG	Semi-autogeneous grinding
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
t	Tons (short) or tonnes (metric)
tpa	Tonnes or tons per annum
TSF	Tailings storage facility
UASA	United Association of South Africa
UNGC	United Nations Global Compact
US/USA/ United States	United States of America
VCR	Ventersdorp Contact Reef
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council

NOTES

SECTION ONE

SECTION TWO

SECTION THREE

SECTION FOUR

SECTION FIVE

SECTION SIX

SECTION SEVEN

ADMINISTRATIVE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: UBS (South Africa) (Pty) Limited

Auditors: Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
Suite 31, Second floor, 107 Cheapside
London EC2V 6DN
England
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

DIRECTORS

Executive

RN Duffy (Chief Financial Officer)	^
S Venkatakrishnan (Chief Executive Officer)	§

Non-executive

SM Pityana (Chairman)	^
Prof LW Nkuhlu (Lead Independent Director)	^
R Gasant	^
NP January-Bardill	^
MJ Kirkwood	*
TT Mboweni	^
RJ Ruston	~

*	British	§	Indian
~	Australian	^	South African

Officers

Group General Counsel and Company Secretary
ME Sanz Perez

Investor relations contacts:

South Africa

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-Mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com

United States

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries:

Investors@anglogoldashanti.com

AngloGold Ashanti website:

www.anglogoldashanti.com

Company secretarial e-mail:

Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

United Kingdom

Shares

Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
                  +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment
plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement filed with the United States SEC subsequent to the date of this report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Integrated Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors & media" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

RUSSELL
ANDASSOCIATES   7137/13

ANGLOGOLDASHANTI

ANNUAL INTEGRATED REPORT 2013



Download the full
Annual Integrated
Report 2013

WWW.ANGLOGOLDASHANTI.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2014

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary